As confidentially submitted with the Securities and Exchange Commission on June 23, 2015 pursuant to Section 6(e) of the Securities Act of 1933, as amended

Registration Statement No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

SoulCycle Inc.

(Exact name of Registrant as specified in its charter)

Delaware	7997	47-4018466
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

609 Greenwich Street

New York, NY 10014

(212) 787-7685

(Address, including zip code, and telephone number, including area code, of Registrants’ principal executive offices)

Kevin S. Morris

General Counsel and Secretary

SoulCycle Inc.

609 Greenwich Street

New York, NY 10014

(212) 787-7685

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Michael L. Zuppone, Esq. Paul Hastings LLP 75 East 55th Street New York, NY 10022 (212) 318-6000 Facsimile: (212) 319-4090	Robert E. Buckholz, Esq. Sullivan & Cromwell LLP 125 Broad Street New York, NY 10004 (212) 558-4000 Facsimile: (212) 558-3588

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b- 2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer ☐
Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE(1)

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee
Common Stock, par value $0.01 per share

(1)	In accordance with Rule 457(o) under the Securities Act of 1933, as amended (the “Securities Act”), the number of shares being registered and the proposed maximum offering price per share are not included in this table.
(2)	Estimated solely for the purpose of calculating the amount of the registration fee in accordance with Rule 457(o) under the Securities Act.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is incomplete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JUNE 23, 2015

Preliminary Prospectus

            shares

SoulCycle Inc.

Common Stock

This is the initial public offering of shares of our common stock. We are selling              shares of common stock. We currently anticipate the initial public offering price of our common stock to be between $         and $         per share.

Prior to this offering, there has been no public market for our common stock. We intend to apply to list the common stock on                                          under the symbol “            .”

Investing in our common stock involves risks. See “Risk Factors” beginning on page 14.

We are an “emerging growth company” as defined under the federal securities laws and, as such, may elect to comply with certain reduced public company reporting requirements for future filings. See “Prospectus summary—Implications of Being an Emerging Growth Company.”

	Per share	Total
Initial public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds to us, before expenses	$	$

To the extent the underwriters sell more than             shares of common stock, we have granted the underwriters an option for a period of 30 days to purchase up to             additional shares of common stock at the initial public offering price, less underwriting discounts and commissions.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Delivery of the shares of common stock will be made on or about                     .

Prospectus dated                     , 2015

We have not authorized anyone to provide you with information different from that contained in this prospectus or in any free writing prospectus we have prepared. We take no responsibility for, and can provide no assurance as to the reliability of any other information that others may give you. We are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

Persons who come into possession of this prospectus and any such free writing prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus and any such free writing prospectus applicable to that jurisdiction.

SoulCycle, the SoulCycle Wheel and our respective designs, logos and phrases, among others, are our trademarks and/or registered trademarks under applicable intellectual property laws. Solely for convenience, we refer to our trademarks in this prospectus without the ™ and ® symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights to our trademarks. Unless otherwise indicated, all other trademarks and trade names appearing in this prospectus are the property of their respective owners. It should be noted that we have registered our marks domestically and abroad as provided herein (with other various applications pending); and we vigilantly protect and defend our intellectual property rights domestically and abroad.

i

Note Regarding Formation Transactions and Basis of Presentation

Prior to the closing of this offering, we effected and we will have effected certain formation transactions described herein, which we refer to as the Formation Transactions. Unless otherwise stated, or the context otherwise requires, all information in this prospectus reflects the consummation of the Formation Transactions and the closing of this offering. As part of the Formation Transactions:

•	On May 15, 2015, our predecessor, SoulCycle Holdings, LLC, or SCH, redeemed common units representing 25% of the then outstanding interests in our predecessor, and our predecessor converted into a corporation named SoulCycle Inc. As a result, Equinox Holdings, Inc., which we refer to in this prospectus as Equinox or EHI, correspondingly increased its ownership of SoulCycle Inc., as the successor upon the conversion, to 97% of the outstanding shares of our common stock, which it held through a wholly owned subsidiary, SoulCycle Intermediate Holdings LLC, or SIH, newly formed in connection with the transaction.

•	Prior to the completion of this offering, our amended and restated certificate of incorporation will become effective and will effect a recapitalization of our common stock into a single class of common stock and a for stock split.

•	Prior to the completion of this offering, EHI and its direct and indirect parents will effect successive distributions in kind of 100% of the membership interests in SIH to the indirect owners of EHI in order to spin off and separate SoulCycle Inc. from EHI.

SCH is the predecessor of the issuer, SoulCycle Inc., for financial reporting purposes. From the date of the conversion, May 15, 2015, forward, SoulCycle Inc. is the financial reporting entity. Accordingly, the historical consolidated financial information included in this prospectus is that of SCH and its subsidiaries.

DEFINITIONS

•	Classes: Classes include each completed class held at a studio in any period.

•	Rides: Rides include each rider’s attendance at a class for which a studio fee was paid in any period.

•	Rides per day: Rides per day is calculated by dividing the total number of paying rides by calendar days in the time period. This metric is used to analyze studio growth more accurately when comparing to timeframes that include more or fewer days.

NON-GAAP FINANCIAL MEASURES

Certain financial measures used in this prospectus, such as EBITDA, Adjusted EBITDA and Studio Contribution, are not recognized under generally accepted accounting principles or “GAAP.” We define those and other non-GAAP terms as follows:

•	“Free Cash Flows” is defined as cash generated from operating cash flows less capital expenditures.

•	“EBITDA” is defined as net income before depreciation and amortization, interest expense and provision for income taxes.

•	“Adjusted EBITDA” and “Adjusted EBITDA Margin” are supplemental measures of our performance and are also the basis for performance evaluation under our executive compensation programs. Adjusted EBITDA is defined as net income before depreciation and amortization, interest expense and provision for income taxes, adjusted for the impact of certain non-cash and other items that we do not consider in our evaluation of ongoing operating performance. These items include, among other things, equity-based compensation expense and non-cash deferred rent charges, excluding amortization of landlord contributions. “Adjusted EBITDA Margin” is defined as, for any period, the Adjusted EBITDA for that period divided by the revenue for that period. We believe that Adjusted EBITDA and Adjusted EBITDA Margin are appropriate measures of operating performance because they eliminate the impact of expenses that do not relate to business performance.

EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin are included in this prospectus because they are key metrics used by management and our board of directors to assess our financial performance. EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin are frequently used by analysts, investors and other interested parties to evaluate companies in our industry.

EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin are not GAAP measures of our financial performance or liquidity and should not be considered as alternatives to net income as measures of financial performance, or cash flows from operations as measures of liquidity or any other performance measure derived in accordance with GAAP. Adjusted EBITDA and Adjusted EBITDA Margin should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items. Additionally, EBITDA and Adjusted EBITDA are not intended to be measures of free cash flow for management’s discretionary use, as they do not reflect tax payments, debt service requirements, capital expenditures and certain other cash costs that may recur in the future, including, among other things, cash requirements for working capital needs and cash costs to replace assets being depreciated and amortized. Management compensates for these limitations by relying on our GAAP results in addition to using EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin as supplemental measures. Our measures of EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin are not necessarily comparable to similarly titled captions of other companies due to different methods of calculation.

•	“Studio Contribution” is defined as, Adjusted EBITDA, less corporate expenses in Adjusted EBITDA, including compensation for corporate employees, rent and occupancy for corporate headquarters and general and administrative expenses related to our corporate overhead. “Studio Contribution Margin” is defined as, for any period, the Studio Contribution for that period, divided by the total revenue for that period. Studio Contribution and Studio Contribution Margin are supplemental measures of operating performance of our studios and our calculations thereof may not be comparable to similar measures reported by other companies. Studio Contribution and Studio Contribution Margin have limitations as analytical tools and should not be considered as substitutes for analysis of our results as reported under GAAP. We believe that Studio Contribution and Studio Contribution Margin are important measures to evaluate the performance and profitability of each studio, individually and in the aggregate. We also use Studio Contribution and Studio Contribution Margin information to benchmark our performance versus competitors.

For a reconciliation of net income to EBITDA, Adjusted EBITDA and Studio Contribution, each non-GAAP measures, see “Selected Consolidated Financial Data” in this prospectus.

PROSPECTUS SUMMARY

This summary highlights certain significant information contained elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our common stock. You should carefully read the entire prospectus, including the section entitled “Risk Factors” and our consolidated financial statements and related notes, before you decide whether to invest in our common stock. If you invest in our common stock, you are assuming a high degree of risk. See the section entitled “Risk Factors.” References to “we,” “our,” “our company,” “us,” “the company” and “SoulCycle,” refer to SoulCycle Holdings, LLC and its consolidated subsidiaries with respect to periods prior to completion of the conversion transaction described herein and SoulCycle Inc. and its consolidated subsidiaries with respect to the period following completion of the conversion into a corporation on May 15, 2015.

Our Company

SoulCycle is a rapidly growing lifestyle brand that strives to empower our riders in an immersive fitness experience. Our founders, Elizabeth Cutler and Julie Rice, were introduced at a lunch ten years ago and quickly realized they shared a similar vision about the changing role of fitness in our society of over-programmed, always-connected consumers. Traditionally, exercise was viewed as a chore, a box that needed to be checked. We believe that fitness should be joyful, inspiring and help people connect with their true and best selves.

What started as a single, 31-bike indoor cycling studio on the Upper West Side of New York City has transformed into a high growth lifestyle brand that, as of March 31, 2015, comprised a community of over 300,000 unique riders in 38 studios across the United States and with social media followers around the world. We believe SoulCycle is leading the global trend towards healthy living and a lifelong quest for meaning, wellness and personal growth.

Our community’s passion for our brand has helped us to deliver strong financial and operating performance, as illustrated by the following:

•	Expanded studio count from 12 studios in 2012 to 36 studios in 2014, representing a compounded annual growth rate “CAGR” of 73%;

•	Increased classes conducted and rides from 25,126 and 969,104 in 2012 to over 81,000 classes and 2.9 million rides in 2014;

•	Expanded total revenue from $36.2 million in 2012 to $112.0 million in 2014, representing a CAGR of 76%;

•	Increased Adjusted EBITDA from $11.2 million in 2012 to $35.7 million in 2014, representing a CAGR of 78% and an Adjusted EBITDA Margin of 32% in 2014; and

•	Increased net income from $7.6 million in 2012 to $25.3 million in 2014.

For a reconciliation of net income to Adjusted EBITDA, a non-GAAP measure, see “Selected Consolidated Financial Data” in this prospectus.

Our Soul

We Aspire to Inspire.    Our mission is to bring Soul to the people. SoulCycle instructors guide riders through an inspirational, meditative fitness experience designed to benefit the body, mind and soul. Set in a dark, candlelit room to high-energy music, our riders move in unison as a pack to the beat, and follow the cues and choreography of the instructor. The experience is tribal. It is primal. And it is fun.

Our classes follow a signature format, yet every SoulCycle experience is unique. Produced to engage every single rider, each carefully curated “cardio party” is fueled by the personalities of our instructors, their uniquely crafted musical playlists and the energy of the room. The signature class includes approximately 35–40 minutes of riding, a five to eight minute upper-body strength series using hand weights and a three minute cool-down stretch. During the class, the instructor leads the rider on an emotional journey that runs parallel to the physical workout. We believe the combination of the physical, musical and emotional aspects of the ride leaves riders inspired and connected to both the brand and the community. Based on the impact we’ve had on our riders’ physical and mental well-being, we believe SoulCycle is more than a business, it’s a movement.

Your Soul Matters.    We are a “culture of yes.” Our core values are service and hospitality. We believe every ride matters; every rider matters. All of our employees complete initial, as well as ongoing, hospitality training at our “Soul University” to ensure exceptional service across the organization. We empower our managers to treat their studio as their own business and believe this helps foster the entrepreneurial culture upon which we were founded. We care, we work hard and we work together as a team. We encourage our teams to ride as much as they can, as we believe that motivated, engaged and well-trained employees are the key to cultivating our rider communities. We invest considerably in celebrating our teams through programs (such as weekly “SOULccolade”) that reward hard work, creativity, resourcefulness and actions that embody the culture and spirit of our brand.

Pack. Tribe. Community.    At SoulCycle, our riders feed off the group’s shared energy and motivation to push themselves to their greatest potential. In becoming part of our community, our riders are instilled with greater awareness of not only their bodies but also their emotions. We believe this awareness leads to healthier decisions, relationships and lives. We are not a business that values only transactions, rather we create a community that cultivates and sustains relationships. Our immersive culture of inspiration and empowerment contributes to the engaged and connected rider base in each of our studios.

What Sets SoulCycle Apart

We believe the following strengths define our lifestyle brand positioning and are key drivers of our success:

Our SOUL: An aspirational lifestyle brand.    Great brands often begin with an authentic and powerful origin story, and at SoulCycle, we created a radically innovative business that has resonated with consumers and the press since day one. We believe SoulCycle ignited the boutique fitness category and remains the industry’s defining brand.

From the beginning, SoulCycle has attracted a following that includes business leaders, social influencers and celebrities who were drawn to the idea of an elevated, meditative fitness experience. The explosive growth of our brand is fueled by an ever-expanding core of passionate fans who develop a powerful, emotional connection to SoulCycle and are proud to act as Soul evangelists spreading the word to friends, family and followers. We believe the distinctive SoulCycle experience creates passion and loyalty and generates tremendous word-of-mouth brand awareness, fueling our growth.

Our riders arrive early and stay after class to socialize with their fellow riders, the studio teams and instructors. Riders voraciously consume, comment on and share content from our blog and social media channels. SoulCycle apparel has become the uniform of choice both inside and outside the studios. Our silver retail bags can be seen in airports, on street corners and in households across the country. We do not have a target demographic because at SoulCycle, ANYONE can be an Athlete, a Legend, a Warrior, a Renegade or a Rockstar. It is the place people come, regardless of their age, athletic ability, size, shape, profession or personality, to connect with their best selves.

In 2014, SoulCycle had over 10,000 unsolicited print and online press placements across local and national news outlets, including publications ranging from The New York Times and The Wall Street Journal to current events and fashion periodicals such as Vanity Fair and Vogue. Furthermore, SoulCycle was included in television programs covering topics ranging from news to pop culture with features in The Colbert Report, Late Night with Jimmy Fallon and the prime time show NCIS.

We have been recognized as being an innovative force both within our industry and beyond, including our being voted one of the World’s Top 10 Most Innovative Companies in Fitness by Fast Company in 2013, and rated the sixth most influential brand on Twitter at the most recent Consumer Electronics Show.

We believe our riders’ engagement with our brand will continue to attract new riders and allow us to maintain what we believe to be our leading, industry-defining position.

What we provide: A one-of-a-kind fitness experience that inspires and delights.    Our focus is to change people’s relationship with exercise by creating a workout that doesn’t feel like WORK. We have accomplished this by consistently delivering an elevated fitness experience that is physically efficient and challenging, spiritually uplifting and above all else, FUN, paired with our focus on offering welcoming and personal service at every touchpoint.

SoulCycle is carefully curated to be different from a gym or a typical fitness experience. Visitors are greeted with a smile by our studio front desk staff, inspired to open themselves to the possibility of change by our instructors and embraced and encouraged by our community of riders. After the 45-minute journey, riders stay connected to the brand through conversations on our digital and mobile platforms. For many of our riders, SoulCycle is not about how much weight they can lose, rather, it’s about letting go, turning inward and finding the strength to meet life’s daily challenges, overcome obstacles and break through. SoulCycle isn’t in the business of changing bodies: it’s in the business of changing lives.

Our pioneering pay-per-class model is a key motivating factor: every time our customers step into one of our studios, they are making a choice to be there. We therefore consider ourselves obligated to ensure that riders enjoy and find value in each and every studio visit and interaction with our brand. Our studios currently average 72,000 rides per week and 30% of our weekly rides are reserved within the first 15 minutes of availability in the frenzied “Monday at noon” experience when riders can select classes for the upcoming week.

What we create: A community for our riders.    SoulCycle is a business built on relationships. It starts with our leadership and extends through our studio teams, instructors and corporate employees.

We build our rider communities by developing relationships with our riders and encouraging them to develop relationships with each other every day. The concept of community and mutual support is reinforced in every single SoulCycle class. We ride to the rhythm of the music, moving on the bikes together as a pack. We are accountable to one another during class, and we celebrate our journey together when class comes to a close. We believe the SoulCycle experience fosters loyal communities of riders whose relationships extend well beyond the doors of our studios.

Our physical studio communities are complemented by rapidly growing digital communities that include SoulCycle riders and those who have never ridden in our studios but connect with the SoulCycle lifestyle. As of December 31, 2014, SoulCycle’s social media presence included over 70,000 Instagram followers, 53,000 Facebook fans, 36,000 Twitter followers and 18,000 Spotify followers, driven by the approximately 235,000 unique riders who experienced SoulCycle in 2014.

We believe the community we create is essential to the inspiration of the brand and our engagement with our riders.

How we do it: Invest in scaling our empowered instructor and studio teams.    We are truly in the people business and place our instructors and studio teams at the core of our culture. We are intentional about hiring people who genuinely care about others, and who show the capacity to cultivate and sustain meaningful relationships. In hiring our studio teams, we value positivity and problem solving. Our instructor scouting team is always identifying and recruiting charismatic fitness professionals to audition for our eight-week proprietary training program.

At SoulCycle, we have created full-time careers for our instructors, which we believe is unique in the fitness industry. Our instructors teach indoor cycling only at SoulCycle and receive an attractive compensation and benefits package. We want our instructors to feel like they have a real career path at SoulCycle and believe this is a key differentiator versus competitors in the fitness industry.

Our overall training philosophy provides “freedom within a framework” to create structure, but not limit creativity and entrepreneurialism, as we believe empowered employees are the most engaged. In addition to our eight-week instructor training program, we have created “Soul University” with over 40 proprietary training programs to scale the distinctive culture and service of our studio operation.

We believe our instructors and studio teams are not only integral to the class experience, but also core to our brand’s culture and community.

What the numbers say: Highly attractive financial profile and unit economic returns.    We believe SoulCycle is portable across markets, as demonstrated by our national presence. The size and layout of our studios are also flexible, as our studios generally range between 2,000 and 5,500 square feet. On average, in 2014, our studios generated annual studio revenue of $4 million and a Studio Contribution Margin of 53%. Over the past three years, our new studios have generated on average a payback period of approximately one year. Our compelling unit economics, combined with our focus on profitable growth, help drive an Adjusted EBITDA Margin greater than 30%. We also generate strong Free Cash Flows.

Who we are: An inspired and passionate management team.    Our company is led by our chief executive officer, Melanie Whelan. Drawing from her prior management experience with Equinox, the Virgin Group and Starwood Hotels & Resorts, Ms. Whelan has helped lead SoulCycle’s growth since 2012 by managing and scaling the 38-studio field operation as well as overseeing all corporate functions. Our founders, Elizabeth Cutler and Julie Rice, who serve as our co-chief creative officers, have been recognized by multiple third parties as leading innovators and as the creators of one of the most influential brands. Our chief financial officer, Larry M. Segall, a member of SCH’s board of managers since 2011, recently joined us from Equinox, having served as its chief financial officer over the past 10 years, a position where he was directly responsible for the oversight of all aspects of our financial, accounting and administrative functions.

SoulCycle’s Growth Strategy

Key elements to our growth strategy are:

Expanding our studio base.    We believe that new studio openings present one of the greatest opportunities to continue to drive growth. Since opening our first studio in 2006, we have expanded significantly and as of March 31, 2015, operate 38 studios across seven metropolitan areas. We believe there is significant whitespace to continue expanding in both existing and new U.S. markets, with both urban and suburban locations and a long-term opportunity to grow our current SoulCycle domestic footprint to at least 250 studios. We have a disciplined site selection process and employ rigorous analytics to identify new studio locations in attractive markets. We opened 11 new studios in 2014 and 13 studios in 2013. Over the past several years, we have invested in our infrastructure and personnel and believe that our company is well-positioned to open at least 10 to 15 new studios per year for the next several years. In addition, we believe that the SoulCycle brand can be successfully transported abroad, as demonstrated by international recognition and social media followers, which would represent growth incremental to our planned domestic footprint.

Optimizing our market presence.    Given the passion and loyalty within our current community and growing brand awareness in circles outside our footprint, we believe there is an opportunity to optimize our market presence as measured by rides per day. We have several initiatives underway to both attract new riders and increase the frequency of rides by our existing community. Such initiatives include “clustering” of new studios in existing markets to further increase brand awareness, increasing engagement through targeted messaging and our website and enhancing the in-studio experience through amenity and technology-based service programs. The SoulCycle community is committed, engaged and outsized given our current 38 studio footprint as of March 31, 2015.

Growing the SoulCycle community.    We continue to grow the SoulCycle community through our grassroots marketing initiatives, our digital and social customer engagement programs and our corporate social responsibility activities. This strong engagement with our community elicits inspiring rider testimonials, which are published on our website and attracted 5.6 million unique visits in 2014. As part of our hospitality-focused culture, we maintain continual dialogue with our riders through our “Your Soul Matters” team, responding to 50,000 rider emails annually, and our Twitter feed, which primarily consists of conversations: riders actively reaching out and receiving an immediate response in real-time. We will continue to increase our social media presence through Instagram, Facebook, Twitter and Spotify as part of our relentless commitment to customer service. We welcome the opportunity to give back to our communities by creating impactful experiences for their charitable organizations. The meaningful community interactions across our digital platforms and our corporate social responsibility initiatives nurture the continued growth of our brand.

Brand extension opportunities.    We believe we can continue to extend and monetize the SoulCycle brand beyond the walls of our studios primarily in the areas of retail and digital content.

Retail

Our branded retail line of apparel, sourced from a selective assortment of premium brands, strengthens rider engagement and allows us to garner a larger share of riders’ spend. We unveil a new, limited production, retail collection every month to generate excitement about the latest product as well an urgency to purchase these latest offerings given their limited availability. Our line was recently featured in Women’s Wear Daily, Self and Lucky. We believe there is a considerable opportunity to expand our retail brand going forward.

Digital

We believe a clear opportunity exists to expand our digital platform with content created or curated by our world-renowned instructor talent. Additionally, we believe there is also an opportunity to expand SoulCycle class content to an “at-home” audience. We intend to explore these brand extension opportunities going forward.

Corporate Information

SoulCycle Inc., was incorporated as a Delaware corporation on May 15, 2015. Our predecessor, SoulCycle Holdings, LLC, was organized as a Delaware limited liability company on March 25, 2011 as the successor to a business founded by our founders in 2006. We currently conduct all operations through our wholly-owned subsidiaries. We are headquartered in New York, New York. Our principal executive and administrative offices are located at 609 Greenwich Street, New York, New York 10014, and our telephone number at this location is (212) 787-7685. Our corporate website address is www.soul-cycle.com. Information included or referred to on, or otherwise accessible through, our website is not deemed to form a part of, or be incorporated by reference into, this prospectus.

Summary Risk Factors

We are subject to a number of risks, including risks that may prevent us from achieving our business goals and objectives or that may adversely affect our business, financial condition, results of operations, cash flows and prospects. You should carefully consider the risks discussed in the section entitled “Risk Factors,” including the following risks, before investing in our common stock:

•	our success depends on our ability to maintain the value and reputation of our brand;

•	we may be unable to attract and retain riders, which could have a negative effect on our business and rate of growth;

•	our business is geographically concentrated, and a failure to gain acceptance in new markets may have an adverse effect on our business and rate of growth;

•	the level of competition we face could negatively impact our revenue growth and profitability; and

•	we may not be able to successfully execute our growth strategy or effectively manage our growth.

Summary of Formation Transactions

Prior to the consummation of the Redemption-Related and Separation-Related Transactions described below (which we refer to as the Formation Transactions), EHI, our founders, Elizabeth P. Cutler and Julie J. Rice and trusts for the benefit of their respective families and an employee special purpose vehicle comprised the only members holding membership interests in SCH.

Redemption-Related Transactions

The Redemption-Related Transactions were consummated on May 15, 2015. In connection with these transactions:

•	EHI contributed its SCH membership interests to SIH;

•	SCH redeemed substantially all of the SCH membership interests owned by our founders and their family trusts; and

•	The employee special purpose vehicle distributed its SCH membership interests to certain employees who were its equity owners and was dissolved.

•	SCH converted from a limited liability company into a corporation named SoulCycle Inc., resulting in an ownership structure pursuant to which:

•	SIH held 970,000 shares of our class B common stock (representing 97% of the common stock then outstanding);

•	Our founders and their family trusts held 20,000 shares of our class A common stock (representing 2% of the common stock then outstanding). Our founders also held unvested options to purchase 33,334 shares of our class A common stock (representing 3% of the common stock then outstanding on a fully diluted basis); and

•	Our other employees held 10,000 restricted shares of our class B common stock (representing 1% of the common stock then outstanding).

The shares of common stock described above do not reflect the recapitalization and      for      stock split, as described below, that will occur prior to the completion of this offering.

Separation-Related Transactions

The Separation-Related Transactions will be consummated prior to the completion of this offering in order to spin off and separate SIH and SoulCycle Inc. from EHI. EHI and its direct and indirect parents will effect a series of successive distributions in kind of 100% of the membership interests in SIH to the direct and indirect members of Related Equinox Holdings II, L.L.C., or REH II, who are the ultimate indirect owners of EHI. In connection with the separation:

•	We will grant to REH II option-holders options to purchase a corresponding number of shares of our common stock, in aggregate shares of common stock (representing % of the common stock then outstanding on a fully diluted basis). These options upon exercise will not dilute other stockholders as a result of SIH’s share delivery obligation described below.

•	We will enter into an agreement with SIH which obligates it to deliver to us, at our direction, a number of the outstanding shares of common stock owned by it sufficient to satisfy our obligations to deliver shares upon the exercise of such options.

•	REH II will transfer SIH membership interests to certain EHI employees who elect a complete redemption of REH II class S preferred shares to be issued to them in connection with the separation. These SIH membership interests will represent a right to receive up to an aggregate of shares of common stock (representing % of the common stock then outstanding on a fully diluted basis). SIH will be obligated to distribute to these SIH members the underlying shares of our common stock within 18 months thereafter or upon the earlier vote of the holders of a majority of SIH’s membership interests.

Recapitalization

Prior to the closing of this offering, our amended and restated certificate of incorporation will become effective. Our amended and restated certificate of incorporation will effect a recapitalization of our class A common stock and class B common stock into a single class of common stock and a                  for                  stock split.

Implications of Being an Emerging Growth Company

As a company with less than $1.0 billion in revenue during our most recently completed fiscal year, we qualify as an “emerging growth company” as defined in Section 2(a) of the Securities Act of 1933, as modified by the Jumpstart Our Business Startups Act of 2012, referred to as the JOBS Act. As an emerging growth company, we may take advantage of specified reduced disclosure and other requirements that are otherwise applicable generally to public companies that are not emerging growth companies. We may take advantage of the following provisions:

•	reduced disclosure about our executive compensation arrangements;

•	no non-binding shareholder advisory votes on executive compensation or golden parachute arrangements; and

•	exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting.

We may take advantage of these exemptions for up to five years or such earlier time that we are no longer an emerging growth company. We will cease to be an emerging growth company upon the earliest of: (i) the end of the fiscal year following the fifth anniversary of the IPO; (ii) the first fiscal year after our annual gross revenues are $1.0 billion or more; (iii) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt securities; or (iv) the end of any fiscal year in which the market value of our common stock held by non-affiliates exceeded $700 million as of the end of the second quarter of that fiscal year.

We have taken advantage of reduced disclosure regarding executive compensation arrangements in this prospectus, and we may choose to take advantage of some, but not all, of these reduced disclosure obligations in future filings while we remain an emerging growth company. If we do, the information that we provide stockholders may be different than the information that other public companies provide stockholders.

The JOBS Act permits an emerging growth company, such as us, to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. We have chosen to “opt out” of this provision and, as a result, we will comply with new or revised accounting standards as required when they are adopted. This decision to opt out of the extended transition period under the JOBS Act is irrevocable.

The Offering

Common stock offered	shares

Underwriters’ option to purchase additional shares	shares

Common stock to be outstanding after this offering	shares

Use of proceeds	We estimate the net proceeds from this offering to us will be approximately $ million, or approximately $ million if the underwriters exercise their option to purchase additional shares in full, based on an initial public offering price of $ per share after deducting estimated offering expenses payable by us and underwriting discounts and commissions.

We intend to use the net proceeds to repay debt and for capital expenditures, working capital and other general corporate purposes. See the section entitled “Use of Proceeds.”

Directed share program	The underwriters have reserved for sale, at the initial public offering price, up to approximately shares of our common stock being offered for sale to our directors, officers and certain employees and other parties related to the company. The number of shares available for sale to the general public in this offering will be reduced to the extent these persons purchase reserved shares. Any reserved shares not purchased will be offered by the underwriters to the general public on the same terms as the other shares.

Proposed symbol	“ ”

The number of shares of our common stock to be outstanding immediately after this offering is based on the number of shares to be outstanding after giving effect to the Formation Transactions, and excludes:

•	shares of common stock issuable pursuant to the underwriters’ option to purchase additional shares;

•	shares of common stock reserved for issuance under our 2015 Omnibus Incentive Plan consisting of (i) shares of common stock issuable upon the exercise of options previously granted to certain employees, including executive officers, and (ii) additional shares of common stock reserved for future issuance; and

•	shares of common stock issuable upon the exercise of the options granted to our founders in connection with the Redemption-Related Transactions.

Except as otherwise indicated, all information contained in this prospectus assumes:

•	an offering price of $ per share of common stock, which is the mid-point of the range set forth on the cover of this prospectus;

•	the underwriters do not exercise their option to purchase up to additional shares of our common stock;

•	the filing of our amended and restated certificate of incorporation and the adoption of our amended and restated bylaws immediately prior to the closing of this offering;

•	the completion of a recapitalization resulting in a single class of authorized and outstanding common stock upon the filing of our amended and restated certificate of incorporation;

•	the completion of a for split of our common stock upon the filing of our amended and restated certificate of incorporation; and

•	our issuance of shares of common stock in this offering.

Summary Historical and Pro Forma Consolidated Financial and Other Data

Pro Forma

The following tables present the summary historical and pro forma consolidated financial and other data for SoulCycle Holdings, LLC and its subsidiaries. SoulCycle Holdings, LLC is the predecessor of the issuer, SoulCycle Inc., for financial reporting purposes and accordingly this prospectus contains the historical financial statements of SoulCycle Holdings, LLC. The summary consolidated statement of operations data for each of the years ended December 31, 2014, 2013 and 2012 and the summary consolidated balance sheet data as of December 31, 2014 and 2013 are derived from the audited consolidated financial statements of our predecessor and its subsidiaries contained herein. The summary consolidated statement of operations data for the three months ended March 31, 2015 and 2014 and the summary consolidated balance sheet data as of March 31, 2015 are derived from the unaudited consolidated financial statements of our predecessor and its subsidiaries included in this prospectus. In the opinion of our management, such unaudited financial statements reflect all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the results for those periods.

The results of operations for the periods presented below are not necessarily indicative of the results to be expected for any future period and the results for any interim period are not necessarily indicative of the results that may be expected for a full fiscal year. The information set forth below should be read together with the “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the accompanying notes appearing elsewhere in this prospectus.

The summary unaudited pro forma financial data for the year ended December 31, 2014 and as of and for the three months ended March 31, 2015 give effect to the Redemption-Related Transactions, as described in “The Formation Transactions—The Redemption–Related Transactions,” the subsequent grant of options to purchase our common stock to certain of our employees following the Redemption-Related Transactions, the completion of the planned recapitalization and          for          stock split and the closing of this offering, including the repayment of $             of outstanding indebtedness under our credit agreement, as if all such transactions had occurred on January 1, 2014, in the case of the summary unaudited pro forma consolidated statement of operations data, and as of March 31, 2015, in the case of the summary unaudited pro forma consolidated balance sheet data. The unaudited pro forma financial information includes various estimates which are subject to material change and may not be indicative of what our operations or financial position would have been had this offering and related transactions taken place on the dates indicated, or that may be expected to occur in the future. See “Unaudited Pro Forma Consolidated Financial Information” for a complete description of the adjustments and assumptions underlying the summary unaudited pro forma consolidated financial data.

	Historical SoulCycle Holdings, LLC					Pro Forma SoulCycle Inc.(1)
	For the three months ended, March 31,		For the year ended, December 31,			For the three months ended, March 31,	For the year ended December 31,
	2015	2014	2014	2013	2012	2015	2014
(000’s):	(unaudited)					(unaudited)
Consolidated Statement of Operations Data
Studio fees	$29,787	$19,265	$93,776	$62,740	$30,812
Other revenue	5,045	3,528	18,175	12,568	5,358

Total revenue	34,832	22,793	111,951	75,308	36,170
Expenses:
Compensation and related	12,781	8,846	42,200	28,227	14,979
General and administrative	6,158	3,988	20,814	14,972	7,392
Rent and occupancy	3,218	1,762	9,053	6,053	2,829
Depreciation and amortization	2,414	1,379	6,905	3,334	1,150
Retail cost of sales	1,691	1,111	6,440	4,145	1,975

Total operating expenses, net	26,262	17,086	85,412	56,731	28,325

Income from operations	8,570	5,707	26,539	18,577	7,845
Interest expense, net	63	71	302	148	8

Income before income taxes	8,507	5,636	26,237	18,429	7,837
Provision for income taxes	392	193	908	632	214

Net income	$8,115	$5,443	$25,329	$17,797	$7,623

Pro forma net income per share data(1):
Pro forma weighted average shares outstanding:
Basic
Diluted
Pro forma net income available per share:
Basic
Diluted

	Pro forma SoulCycle Inc.(1)	Historical SoulCycle Holdings, LLC	Historical SoulCycle Holdings, LLC
	March 31, 2015	March 31, 2015	December 31, 2014	December 31, 2013
(000’s):	(unaudited)
Consolidated Balance Sheet Data:
Cash and cash equivalents		$6,551	$5,762	$4,657
Total assets		97,157	85,601	54,430
Total debt		3,798	3,806	3,837
Members’/stockholders’ equity		57,862	49,747	28,112

(1)	Pro forma figures give effect to the Redemption-Related Transactions, subsequent grant of options to purchase our common stock to certain of our employees, the recapitalization and stock split and this offering, including the repayment of outstanding indebtedness under our credit agreement. See “Unaudited Pro Forma Consolidated Financial Information” for a detailed presentation of the unaudited pro forma financial information.

	For the three months ended, March 31,		For the year ended, December 31,
	2015	2014	2014	2013	2012
Other Financial and Operating Data:	(unaudited)		(unaudited)
Studios open at beginning of period	36	25	25	12	7
Studios open at end of period	38	26	36	25	12
Classes	25,641	17,747	81,317	52,766	25,126
Rides	934,500	614,879	2,889,159	1,970,899	969,104
Rides per day	10,269	6,757	7,916	5,400	2,648
Adjusted EBITDA ($000’s)	12,271	7,370	35,687	23,304	11,212
Adjusted EBITDA Margin	35.2%	32.3%	31.9%	30.9%	31.0%
Studio Contribution ($000’s)	19,320	12,025	59,193	41,750	19,446
Studio Contribution Margin	55.5%	52.8%	52.9%	55.4%	53.8%

	For the three months ended March 31,		For the year ended December 31,
	2015	2014	2014	2013	2012
(000’s)	(unaudited)		(unaudited)
EBITDA Reconciliation:
Net income	$8,115	$5,443	$25,329	$17,797	$7,623
Depreciation and amortization	2,414	1,379	6,905	3,334	1,150
Provision for income taxes	392	193	908	632	214
Interest expense, net of interest income	63	71	302	148	8

EBITDA	10,984	7,086	33,444	21,911	8,995
Components of Adjusted EBITDA:
Amortization of deferred rent(a)	827	277	1,832	1,320	669
Other expense(b)	460	7	411	73	1,548

Adjusted EBITDA	12,271	7,370	35,687	23,304	11,212

Corporate expenses(c)	7,049	4,655	23,506	18,446	8,234

Studio Contribution	$19,320	$12,025	$59,193	$41,750	$19,446

(a)	Reflects the extent to which our GAAP rent expense for the period, excluding amortization of landlord contributions, has been above or below our cash rent payments.
(b)	Other expense is comprised of the impact of certain non-cash and other items that we do not consider in our evaluation of ongoing operating performance. These items include, among other things, equity-based compensation expense and loss on disposal of assets.
(c)	Corporate expenses are comprised of compensation for corporate employees, rent and occupancy for corporate headquarters and general and administrative expenses related to our corporate overhead.

RISK FACTORS

An investment in our common stock involves a high degree of risk. In deciding whether to invest, you should carefully consider the following risk factors, as well as the financial and other information contained in this prospectus, including our consolidated financial statements and related notes. Any of the following risks could have a material adverse effect on our business, financial condition, results of operations or prospects and cause the value of our stock to decline, which could cause you to lose all or part of your investment. Additional risks and uncertainties of which we are unaware, or that we currently deem immaterial also may become important factors that affect us.

Risks Related to Our Business and Industry

Our success depends on our ability to maintain the value and reputation of our brand.

Our success depends on the value and reputation of the SoulCycle brand. The SoulCycle name is integral to our business as well as to the implementation of our strategies for expanding our business. Maintaining, promoting and positioning our brand will depend largely on the success of our ability to provide a consistent, high quality rider experience and our marketing, merchandising and community-building efforts. We rely on social media, as one of our marketing strategies, to have a positive impact on both our brand value and reputation. Our brand could be adversely affected if we fail to achieve these objectives or if our public image or reputation were to be tarnished by negative publicity. We have also benefited in the past from favorable publicity related to celebrities riding in our studios. If in the future we lose such celebrity ridership, this could have a negative effect on our business. Additionally, while we devote considerable efforts and resources to protecting our intellectual property, if these efforts are not successful, the value of our brand may be harmed. Our failure to maintain the value and reputation of our brand could have a material adverse effect on our financial condition and growth rate .

We may be unable to attract and retain riders, which could have a negative effect on our business and rate of growth.

The performance of our studios is dependent on our ability to continuously attract and retain riders, and we cannot be sure that we will be successful in these efforts, or that rider levels at our studios will not materially decline. There are numerous factors that could lead to a decline in ridership levels at established studios or that could prevent us from increasing our ridership levels at newer studios, including harm to our reputation, a decline in our ability to deliver quality service at a competitive cost, the opening of new studios that may have the potential to cannibalize store sales in existing areas, the heightened presence of direct and indirect competition in the areas in which the studios are located, the decline in the public’s interest in fitness through cycling, a deterioration of general economic conditions and a change in consumer spending preferences or buying trends. As a result of these factors, we cannot be sure that our ridership levels will be adequate to maintain or permit the expansion of our operations. A decline in ridership levels may have a material adverse effect on our financial condition and results of operations and growth rate.

Our business is geographically concentrated, and a failure to gain acceptance in new markets may have an adverse effect on our business and rate of growth.

As of March 31, 2015, we operate in seven metropolitan areas, all in the coastal areas of the United States, and our studios in the New York metropolitan area and in and around Los Angeles and San Francisco generated approximately 95% of our revenues for the three months ended March 31, 2015 and 97% of our revenues for the year ended December 31, 2014. We may not find as much demand in other markets and our brand may not gain the same acceptance. A failure to gain acceptance in new markets may have a material adverse effect on our financial condition and results of operations and growth rate. The benefits of our brand may also be diluted by the presence of multiple locations in the same market.

In addition, due to our geographic concentration, adverse weather conditions, such as regional winter storms, could cause temporary or prolonged closures of our studios and decreased rider attendance. Adverse economic conditions or increased competition in those areas, especially in New York City, could have a disproportionate adverse effect on our financial condition, results of operations and growth rate.

The level of competition we face could negatively impact our revenue growth and profitability.

The level of competition we face is high and continues to increase. In each of the markets in which we operate, we compete with other cycling oriented competitors, general health and fitness clubs, private studios, amenity and condominium clubs and, to a certain extent, the home-use fitness equipment industry that offer or make available cycling alternatives. We also compete with other cycling oriented competitors, other entertainment and retail businesses for the discretionary income of our target demographics. We might not be able to compete effectively in the future in the markets in which we operate. We may face new competitors that enter our market with greater resources than us and such competition may be detrimental to our business. These competitive conditions may limit our ability to increase fees without a material loss in ridership, attract new riders and attract and retain qualified personnel.

The number of competitor studios and other venues such as fitness clubs that offer lower pricing for a cycling experience and a lower level of service continues to grow in our markets. These studios and other venues have attracted, and may continue to attract, riders away from our studios. In addition, large competitors could enter the urban markets in which we operate to open a chain of studios in these markets through one or a series of acquisitions.

The market for technical athletic apparel is highly competitive. Competition may result in pricing pressures, reduced profit margins or lost market share or a failure to grow our market share, any of which could substantially harm our business and results of operations. We compete against direct retailers of athletic apparel, including large, diversified apparel companies with substantial market share and established companies expanding their production and marketing of technical athletic apparel, as well as against retailers specifically focused on women’s athletic apparel.

We may not be able to successfully execute our growth strategy or effectively manage our growth.

Our growth strategy contemplates a significant expansion in the number of studios we operate. Successful implementation of our growth strategy will require significant expenditures before any substantial associated revenue is generated. Many of our existing studios are still relatively new. We cannot assure you that our recently opened or future studios will generate revenue and cash flow comparable with those generated by our existing mature studios. Furthermore, we cannot assure you that our new studios, on average, will continue to mature at the same rate as our existing studios, especially if economic conditions deteriorate.

We rely on a limited number of vendors for our retail product offerings and a single supplier and single producer for development, manufacturing and shipping of our bikes. A loss of any of our vendors or our bike producer could negatively effect our business.

We currently rely on three vendors for 63% of our retail product offerings. Our ability to offer retail collections and our retail sales could be substantially curtailed if one or more of these vendors were to cease, decrease or delay supply of our products, whether for voluntary or involuntary reasons, or if the retail products they supply have quality issues.

We currently rely on one supplier and one producer for our bikes. Our reliance on a sole producer for our bikes increases our risks since we do not currently have an alternative or replacement manufacturer. In the event of interruption from our producer we may not be able to develop alternate or secondary sources without incurring material additional costs and substantial delays.

We have grown rapidly in recent years and have limited operating experience at our current scale of operations. If we are unable to manage our operations at our current size or are unable to manage any future growth effectively, our brand image and financial performance may suffer.

We have expanded our operations rapidly and have limited operating experience at our current size. If our operations continue to grow, we will be required to continue to expand our studio development and sales and marketing, to upgrade our management information systems and other processes and to obtain more space for our expanding administrative support and other headquarter personnel. Our continued growth could strain our existing resources, and we could experience ongoing operating difficulties in managing a greater number of geographically dispersed studios. These difficulties could result in the erosion of our brand image and could have a material adverse effect on the growth rate of our business and our financial condition and operating results.

Our newly opened studios may negatively impact our financial results in the short-term, and may not achieve sales and operating levels consistent with our more mature stores on a timely basis or at all.

We have actively pursued new studio growth and plan to continue doing so in the future. We cannot assure you that our new studio openings will be successful or reach the sales and profitability levels of our existing studios. New studio openings may negatively impact our financial results in the short-term due to the effect of studio opening costs, lower ridership and sales and contribution to overall profitability during the initial period following opening. New studios build their sales volume and their rider base over time and, as a result, generally have lower margins and higher operating expenses, as a percentage of revenue, than our more mature studios. New studios may not achieve sustained ridership sales and operating levels consistent with our more mature studio base on a timely basis or at all. This may have an adverse effect on our financial condition, operating results and growth rate.

If we are unable to identify and acquire suitable sites for new studios, our revenue growth rate and profits may be negatively impacted.

Our continued growth depends, in large part, on our ability to open new studios and to operate those studios successfully. We must identify and acquire sites that meet the site selection criteria we have established. If we are unable to identify and acquire desirable sites for new studios, our revenue growth rate and profits may be negatively impacted. Additionally, if our analysis of the suitability of a site is incorrect, we may not be able to recover our capital investment in developing and building the new studio.

Our growth and profitability could be negatively impacted if we are unable to renew or replace our current studio leases on favorable terms, or at all, and we cannot find suitable alternate locations.

We currently lease substantially all of our studio locations pursuant to long-term non-cancelable leases (generally 5 to 20 years, including option periods). During the next 20 years, we have leases for 4 studio locations that are due to expire without any renewal options between the years 2023 and 2025 and 46 studio locations that are due to expire with renewal options. For leases with renewal options, 28 of them provide for our unilateral option to renew for additional rental periods at specific rental rates (for example, based on the consumer price index or stated renewal terms already set in the leases) or based on the fair market rate at the location. Our ability to negotiate favorable terms on an expiring lease or to negotiate favorable terms on leases with renewal options, or conversely for a suitable alternate location, could depend on conditions in the real estate market, competition for desirable properties and our relationships with current and prospective landlords or may depend on other factors that are not within our control. Any or all of these factors and conditions could negatively impact our revenue, growth and profitability.

If we do not retain key management personnel and/or fail to attract and retain highly qualified studio personnel, including instructors, our business will suffer.

The success of our business depends on our ability to attract and retain key management personnel. If any of these persons were to leave, it might be difficult to replace them, and our business could be harmed. See “Management.” In addition, the quality of our studio operations personnel, particularly our instructors, are central to the success of our business. We cannot assure you that we can attract, train and retain sufficient qualified personnel to meet our business needs, particularly the instructors at our studios, who are critically important to our studio performance. If we are unable to attract, train and retain key instructors, this may have a material adverse effect on our business.

Our growth could place strains on our management, employees, information systems and internal controls, which may adversely impact our business.

Our expansion will also place significant demands on our management resources. We will be required to identify attractive studio locations, negotiate favorable rental terms and open new studios on a timely and cost-effective basis while maintaining a high level of quality, efficiency and performance at both mature and newly opened studios. Moreover, we plan to expand into markets where we have little or no direct prior experience, and we could encounter unanticipated problems, cost overruns or delays in opening studios in new markets or in the market acceptance for our studios. In addition, we will need to continue to implement management information systems and improve our operating, administrative, financial and accounting systems and controls. We will also need to recruit, train and retain new instructors and other employees and maintain close coordination among our executive, accounting, finance, marketing, sales and operations functions.

These processes are time-consuming and expensive and may divert management’s attention. We may not be able to effectively manage this expansion, and any failure to do so could have a material adverse effect on our rate of growth, business, financial condition and results of operations.

In addition, our transition to a public company that will be subject to regulatory oversight and reporting obligations under the federal securities laws will require significant attention from our senior management and could divert their attention away from the day-to-day management of our business. This could adversely affect our business, financial condition and operating results.

We expect to make capital expenditures necessary to pursue our expansion strategy. Any required outlays may from time to time be significant and when incurred may adversely impact our cash flow.

Our expansion strategy contemplates the opening of multiple new studios. We also periodically undertake renovations to upgrade existing studios. We revitalize our studios with capital improvements on a quarterly basis and perform full-scale renovation work on our existing studios approximately every four years. Required outlays for such capital expenditures may at times be significant and may adversely impact cash flows during the periods when incurred. Our capital expenditures totaled $34.9 million, $26.4 million and $13.2 million, for the years ended December 31, 2014, 2013 and 2012, respectively, representing 31.2%, 35.1% and 36.6% of total revenue for the years ended December 31, 2014, 2013 and 2012, respectively. In addition, we may need to finance such expenditures with indebtedness which would increase our financing costs and may adversely impact our results of operations.

An economic downturn or economic uncertainty in our key markets may adversely affect discretionary spending and demand for our services.

Our premium cycling offerings may be considered discretionary items for our riders. Factors affecting the level of spending for such discretionary items include general economic conditions and other factors such as consumer confidence in future economic conditions, fears of recession, the availability of consumer credit, levels of unemployment, tax rates and the cost of consumer credit. As global economic conditions continue to be volatile or economic uncertainty remains, trends in consumer discretionary spending also remain unpredictable and subject to reductions due to credit constraints and uncertainties about the future. Unfavorable economic conditions may lead consumers to reduce or forgo use of our services. Our sensitivity to economic cycles and any related fluctuation in discretionary purchases may have a material adverse effect on our financial condition.

We could be subject to personal injury claims related to the use of our studios.

Riders could assert claims of personal injury in connection with their use of our services and facilities. If we cannot successfully defend any large claim or maintain our general liability insurance on acceptable terms or maintain adequate coverage against potential claims, our financial results could be adversely affected. Depending upon the outcome, these matters may have a material effect on our consolidated financial position, results of operations and cash flows.

We are subject to government regulation. Changes in these regulations or a failure to comply with them could have a negative effect on our financial condition.

Our operations and business practices are subject to federal, state and local government regulations in the various jurisdictions in which our studios are located, including:

•	General rules and regulations of the Federal Trade Commission, state and local consumer protection agencies and state statutes that regulate the terms of transactions with our riders, that govern the advertising, sale, financing and collection of rider fees; and

•	State and local health regulations and building codes.

If we were to fail to comply with these statutes, rules and regulations, we could suffer fines or other penalties. These may include regulatory or judicial orders enjoining or curtailing aspects of our operations. It is difficult to predict the future development of such laws or regulations, and any changes in such laws could have a material adverse effect on our financial condition.

Increases in the minimum wage could increase the cost of our labor and have an adverse effect on our financial results.

We have a substantial number of hourly employees who are paid wage rates above the applicable federal or state minimum wage in order for our wages to remain competitive. From time to time, legislative proposals are made to increase the federal minimum wage in the United States, as well as the minimum wage in a number of individual states and municipalities. Several states in which we operate have enacted increases in the minimum wage and legislation to increase the minimum wage is currently pending or being contemplated in other states in which we operate. Although we pay our hourly employees wages above the applicable federal or state minimum wage, as federal or state minimum wage rates increase, we may need to increase the wages paid to our hourly employees in order to remain competitive. Any increase in the cost of our labor could have an adverse effect on our operating costs, financial condition and results of operations.

We may be subject to obligations to collect and remit sales tax and other taxes, and we may be subject to tax liability for past sales, which could adversely harm our business.

State and local jurisdictions have differing rules and regulations governing sales, use, value added and other taxes, and these rules and regulations are subject to varying interpretations that may change over time. In particular, the applicability of such taxes to our cycling offerings in various jurisdictions is unclear. While we do not believe we are currently required to collect and remit sales or similar taxes on our cycling offerings, we could face the possibility of tax assessments and audits. A successful assertion that we should be collecting sales, use, value added or other taxes on our cycling offerings in those jurisdictions where we do not do so or have not historically done so could result in substantial tax liabilities and related penalties for past sales, discourage customers from purchasing our services or otherwise harm our business and operating results. We and certain other fitness establishments received subpoenas in May 2013 from the Office of the Attorney General of the State of New York regarding possible failure to collect and remit New York City sales tax on the sale of classes. Depending on the ultimate outcome, this matter could have a material adverse effect on our consolidated results of operations, financial condition or cash flows.

Our trademarks and trade names may be infringed, misappropriated or challenged by others.

We believe our SoulCycle brand name and related intellectual property are important to our continued success. We attempt to protect our trademarks, trade names and other intellectual property by exercising our rights under applicable trademark and copyright laws. If we were to fail to successfully protect our intellectual property rights for any reason, it could have an adverse effect on our business, results of operations and financial condition. Any damage to our reputation could cause ridership to decline or make it more difficult to attract new riders.

Security and privacy breaches may expose us to liability and cause us to lose customers.

Federal and state laws require us to safeguard our customers’ financial information, including credit card information. Although we have established security procedures to protect against identity theft and the theft of our riders’ financial information, our security and testing measures may not prevent security breaches and breaches of our riders’ privacy may occur, which could harm our business. For example, a significant number of our users provide us with credit card and other confidential information and authorize us to bill their credit card accounts directly for our products and services. Typically, we rely on encryption and authentication technology licensed from third parties to enhance transmission security of confidential information. Advances in computer capabilities, new discoveries in the field of cryptography, inadequate facility security or other developments may result in a compromise or breach of the technology used by us to protect customer data. Any compromise of our security could harm our reputation or financial condition and, therefore, our business. In addition, a party who is able to circumvent our security measures or exploit inadequacies in our security measures, could, among other effects, misappropriate proprietary information, cause interruptions in our operations or expose riders to computer viruses or other disruptions. Actual or perceived vulnerabilities may lead to claims against us. To the extent the measures we have taken prove to be insufficient or inadequate, we may become subject to litigation or administrative sanctions, which could result in significant fines, penalties or damages and harm to our reputation.

Disruptions and failures involving our information systems could cause rider dissatisfaction and adversely affect our billing and other administrative functions.

The continuing and uninterrupted performance of our information systems is critical to our success. We use a fully-integrated information system to process new riders, bill riders, check in riders and track and analyze sales and rider statistics, the frequency and timing of rider workouts, value-added services and demographic profiles by riders. This system also assists us in evaluating staffing needs and program offerings.

Any failure of our current system, such as crashes in the class booking function, could also cause us to lose riders and adversely affect our business and results of operations. Our riders may become dissatisfied by any systems disruption or failure that interrupts our ability to provide our services to them. Disruptions or failures that affect our billing and other administrative functions could have an adverse effect on our operating results.

Computer viruses, electronic break-ins or other similar disruptive problems could also adversely affect our sites. Any system disruption or failure, security breach or other damage that interrupts or delays our operations could cause us to lose riders, damage our reputation and adversely affect our business and results of operations. In addition, fire, floods, earthquakes, power loss, telecommunications failures, break-ins, acts of terrorism and similar events could damage our systems.

We rely extensively on our information technology systems to track inventory, record and process transactions, manage customer communications, summarize results and manage our business. The failure of our systems to operate properly or effectively, problems with transitioning to upgraded or replacement systems, or difficulty in integrating new systems, could adversely affect our business.

Our results of operations could be materially harmed if we are unable to accurately forecast customer demand for our retail products.

To ensure adequate inventory supply, we must forecast inventory needs and place orders with our manufacturers based on our estimates of future demand for particular retail products. Our ability to accurately forecast demand for our products could be affected by many factors, including an increase or decrease in customer demand for our products or for products of our competitors, our failure to accurately forecast customer acceptance of new products, product introductions by competitors, unanticipated changes in general market conditions, and weakening of economic conditions or consumer confidence in future economic conditions. If we fail to accurately forecast customer demand we may experience excess inventory levels or a shortage of retail products available for sale in our stores or for delivery to customers.

Inventory levels in excess of customer demand may result in inventory write-downs or write-offs and the sale of excess inventory at discounted prices, which would cause our gross margin to suffer and could impair the strength and exclusivity of our brand. Conversely, if we underestimate customer demand for our retail products, our manufacturers may not be able to deliver products to meet our requirements, and this could result in damage to our reputation and customer relationships.

If we are unable to anticipate consumer preferences and successfully develop and introduce new, innovative and updated products and offerings, we may not be able to maintain or increase our ridership, sales and profitability.

Our success in maintaining and increasing ridership and in merchandising depends on our ability to identify and originate trends as well as to anticipate and react to changing consumer demands in a timely manner. All of our cycling offerings and retail products are subject to changing consumer preferences that cannot be predicted with certainty. If we are unable to introduce new products or offerings in a timely manner, or our new products and offerings are not accepted by our customers, our competitors may introduce similar products or offerings in a more timely fashion, which could negatively affect the rate of growth. Our new products and offerings may not receive consumer acceptance as consumer preferences could shift rapidly to different types of fitness offerings or athletic apparel or away from these types of products or offerings altogether, and our future success depends in part on our ability to anticipate and respond to these changes. Failure to anticipate and respond in a timely manner to changing consumer preferences could lead to, among other things, lower ridership and utilization rates and lower retail sales and excess inventory levels. Even if we are successful in anticipating consumer preferences, our ability to adequately react to and address those preferences will in part depend upon our continued ability to develop and introduce innovative, high-quality products and offerings. Our failure to effectively introduce new products and offerings that are accepted by consumers could result in a decrease in net revenue and excess inventory levels, which could have a material adverse effect on our financial condition.

If any of our retail products are unacceptable to us or our riders, our business could be harmed.

We have occasionally received, and may in the future continue to receive, shipments of retail products that fail to comply with our technical specifications or that fail to conform to our quality control standards. We have also received, and may in the future continue to receive, products that either meet our technical specifications but that are nonetheless unacceptable to us, or products that are otherwise unacceptable to us or our riders. Under these circumstances, unless we are able to obtain replacement products in a timely manner, we risk the loss of net revenue resulting from the inability to sell those products and related increased administrative and shipping costs. Additionally, if the unacceptability of our products is not discovered until after such products are purchased by our riders, our riders could lose confidence in the quality of our products and our results of operations could suffer and our business could be harmed.

Risks Related to Our Separation From, and Continuing Relationship with, EHI.

We will have access to the transitional services provided by EHI for a limited duration and may experience challenges in our business as we seek to perform these services with our own personnel.

We have relied upon our former parent, EHI, for oversight and other services performed by certain of its employees in the support of our operations and activities. While we will enter into a transition services agreement with EHI that will provide us continued access to certain of these services, the agreement provides these transition services for a limited time. We will only have access to such services until             2016, except for certain real estate related services for which our access will cease on             2017. The agreement is terminable on 30 days’ prior notice. If terminated by EHI before we have arranged replacement services, or if we find it difficult to replace these services with services by our existing or newly recruited personnel prior to the expiration dates, we may experience operational problems and incur additional costs. In particular, we may not be able to replace these services on terms as favorable as those we received as a subsidiary of EHI and during the transition period. These operational risks could have a material adverse effect on our business, results of operations and financial condition.

We could incur significant tax liabilities if the separation becomes a taxable event.

The Internal Revenue Service, or IRS, will no longer provide private letter rulings to the effect that, for U.S. federal income tax purposes, a separation and distribution transaction (similar to EHI’s contribution of our predecessor to SIH and the distribution of SIH’s membership interests to the indirect owners of EHI) will qualify as a tax-free spin-off under Section 355 of the Internal Revenue Code of 1986, as amended, which we refer to as the Code in this prospectus. EHI did not seek such a ruling from the IRS. EHI did receive a private letter ruling from the IRS that EHI’s acquisition of SoulCycle was an expansion of EHI’s business, a ruling that was received with respect of an earlier form of transaction and involved several facts that changed from the time when it was issued. While the change in facts did not relate to the issue addressed, the ruling’s continued applicability to the separation and distribution transaction reflected in the Separation-Related Transactions is unclear. Steptoe & Johnson LLP will provide an opinion to EHI and us to the effect that the distribution of SIH membership interests should qualify as a tax-free spin-off under Sections 355 of the Code and that certain internal restructurings should be tax-free to EHI, the members of the EHI consolidated group as well as to us. The opinion will rely on certain facts, assumptions, representations and undertakings from EHI and us regarding the past and future conduct of the companies’ respective businesses and other matters. If any of these facts, assumptions, representations or undertakings are incorrect or not satisfied, EHI and its indirect owners may not be able to rely on the opinion of Steptoe & Johnson LLP and could be subject to significant tax liabilities.

The legal opinion obtained by EHI from Steptoe & Johnson LLP does not provide assurance that the IRS will determine that the separation is not a taxable event, including as a result of certain significant changes in the equity ownership of EHI or SoulCycle after the distribution. If the distribution is determined to be taxable for U.S. federal income tax purposes, EHI and its equity owners that are subject to U.S. federal income tax could incur significant U.S. federal income tax liabilities if any resulting liabilities of EHI are not satisfied by EHI because we will still be a member of the EHI consolidated group at the time of the distribution and therefore jointly and severally liable for unpaid taxes as a result of such distribution. We could also incur significant U.S. federal income tax liabilities under the tax indemnity and sharing agreement. For a description of the sharing of such liabilities between EHI and us, see “Certain Relationships and Related Party Transactions—Tax Indemnity and Sharing Agreement.” If we are liable for taxes under the tax indemnity and sharing agreement, that liability could have a material adverse effect on us.

We may not be able to engage in certain corporate transactions for up to two years after the separation from EHI.

To help preserve the treatment to EHI of the separation of SoulCycle as tax-free under Section 355 of the Code, we will enter into a tax indemnity and sharing agreement with REH II pursuant to which we will be restricted from taking any action that prevents the separation from satisfying the requirements for tax-free treatment under Section 355 of the Code. Under the tax indemnity and sharing agreement, for the two-year period following the distribution date, SoulCycle will be prohibited, except in certain circumstances, from:

•	issuing shares of its stock equal to or exceeding 20% (by vote or value) of the shares of SoulCycle stock issued and outstanding immediately following the separation, including to raise capital or as acquisition currency in furtherance of strategic transactions,

•	selling 50% or more of the assets of its business or engaging in mergers or other strategic transactions that may result in any stockholder owning (as determined under U.S. federal income tax law) 40% or more (by vote or value) of the outstanding shares of SoulCycle stock, repurchasing outstanding shares of its stock, other than in open market repurchases constituting less than 20% of such stock outstanding immediately following the distribution, and

•	ceasing to actively conduct its business or liquidating.

The amounts permitted set forth above may be reduced by other transactions, including exercises of options and the settlement of restricted stock units. The foregoing prohibitions are in some cases more restrictive than required under the Code due to the potential significant liability to EHI and its equity owners in the circumstance that the IRS determined the separation to be a taxable transaction. Under the tax indemnity and sharing agreement, we will have the ability to engage in certain otherwise prohibited transactions, such as additional stock issuances or stock repurchases during the restricted period, provided we first deliver to EHI a tax opinion acceptable to EHI that doing so will not adversely affect the tax-free treatment of the separation. Such acceptance may not be granted in the sole discretion of EHI.

As a result of the foregoing restrictions, our ability to pursue certain strategic transactions or other transactions that we believe to be in the best interests of our stockholders or that might increase the value of our business may be limited. We will also be required to indemnify EHI against any tax liabilities incurred primarily as a result of the violation of any of the foregoing restrictions, as well as any transaction (or series of transactions) that results in the separation being considered part of a plan by us that includes a later change in control of us during the restricted period (as determined under U.S. federal income tax law), see “Certain Relationships and Related Party Transactions—Tax Indemnity and Sharing Agreement.”

Risks Related to This Offering and Ownership of Our Common Stock

Our costs will increase significantly as a result of operating as a public company, and our management will be required to devote substantial time to complying with public company regulations.

We have never operated as a public company. As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, the Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the Securities and Exchange Commission, or the SEC, and                  have imposed various requirements on public companies, including requiring changes in corporate governance practices. Our management and other personnel will need to devote a substantial amount of time to comply with these rules and regulations. Moreover, these rules and regulations relating to public companies will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect these new rules and regulations to make it more difficult and more expensive for us to obtain and maintain director and officer liability insurance. These rules and regulations could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as executive officers.

In addition, the Sarbanes-Oxley Act requires, among other things, that we maintain and periodically evaluate our internal control over financial reporting and disclosure controls and procedures. In particular, we must perform system and process evaluation and testing of our internal control over financial reporting to allow management and, to the extent that we are no longer an “emerging growth company” as defined in the JOBS Act, our independent registered public accounting firm to report on the effectiveness of our internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act. Our compliance with Section 404 will require that we incur substantial accounting expense and expend significant management efforts. We currently do not have an internal audit group. We will need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge to satisfy the ongoing requirements of Section 404 and provide internal audit services. If our finance and accounting organization is unable for any reason to respond adequately to the increased demands that will result from being a public company, the quality and timeliness of our financial reporting may suffer and we could experience internal control weaknesses. Any consequences resulting from inaccuracies or delays in our reported financial statements could have an adverse effect on the trading price of our common stock as well as an adverse effect on our business, operating results and financial condition.

If we are unable to implement and maintain effective internal control over financial reporting in the future, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our common stock may be negatively affected.

As a public company, we are required to maintain internal controls over financial reporting and to report any material weaknesses in such internal controls. In addition, beginning with our second annual report on Form 10-K, we will be required to furnish a report by management on the effectiveness of our internal control over financial reporting, pursuant to Section 404 of the Sarbanes-Oxley Act. Our independent registered public accounting firm is not required to express an opinion as to the effectiveness of our internal control over financial reporting until after we are no longer an “emerging growth company.” At such time, however, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our internal control over financial reporting is documented, designed or operating.

The process of designing, implementing, and testing the internal control over financial reporting required to comply with this obligation is time-consuming, costly, and complicated. If we identify material weaknesses in our internal control over financial reporting, if we are unable to comply with the requirements of Section 404 of the Sarbanes-Oxley Act in a timely manner or to assert that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal control over financial reporting once we are no longer an “emerging growth company,” investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our common stock could be negatively affected, and we could become subject to investigations by                 , the SEC, or other regulatory authorities, which could require additional financial and management resources.

We qualify as an emerging growth company, and any decision on our part to comply with certain reduced reporting and disclosure requirements applicable to emerging growth companies could make our common stock less attractive to investors.

We are an emerging growth company, and, for as long as we continue to be an emerging growth company, we currently intend to take advantage of exemptions from various reporting requirements applicable to other public companies but not to “emerging growth companies,” including, but not limited to, not being required to have our independent registered public accounting firm audit our internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our registration statements, periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. We will cease to be an emerging growth company upon the earliest of: (i) the end of the fiscal year following the fifth anniversary of the IPO; (ii) the first fiscal year after our annual gross revenues are $1.0 billion or more; (iii) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt securities; or (iv) the end of any fiscal year in which the market value of our common stock held by non-affiliates exceeded $700 million as of the end of the second quarter of that fiscal year.

We cannot predict whether investors will find our common stock less attractive if we choose to rely on these exemptions while we are an emerging growth company. If some investors find our common stock less attractive as a result of any choices to reduce future disclosure, there may be a less active trading market for our common stock and the price of our common stock may be more volatile.

Under the JOBS Act, emerging growth companies can also delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have irrevocably elected not to avail ourselves of this accommodation allowing for delayed adoption of new or revised accounting standards, and, we are therefore subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

There is no existing market for our common stock, and you cannot be certain that an active trading market or a specific share price will be established.

Prior to this offering, there has been no public market for shares of our common stock. We will apply to list our common stock on                 . We cannot predict the extent to which investor interest in our company will lead to the development of a trading market on                  or otherwise or how liquid that market might become. The initial public offering price for the shares of our common stock will be determined by negotiations between us and the underwriters, and may not be indicative of the price that will prevail in the trading market following this offering. The market price for our common stock may decline below the initial public offering price, and our stock price is likely to be volatile.

If our stock price fluctuates after this offering, you could lose a significant part of your investment.

The market price of our stock may be influenced by many factors, some of which are beyond our control, including those described above under “Risks Related to Our Business and Industry” and the following:

•	the opinions and estimates of any securities analysts who publish research about us after this offering;

•	announcements by us or our competitors of significant contracts, acquisitions or capital commitments;

•	variations in quarterly operating results;

•	changes in general economic or market conditions or trends in our industry or the economy as a whole;

•	future sales of our common stock; and

•	investor perception of us and the retail industry.

As a result of these factors, investors in our common stock may not be able to resell their shares at or above the initial offering price. These broad market and industry factors may materially reduce the market price of our common stock, regardless of our operating performance.

In addition, the stock markets, including                 , have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many retail companies. In the past, stockholders have instituted securities class action litigation following periods of market volatility. If we were involved in securities litigation, we could incur substantial costs and our resources and the attention of management could be diverted from our business.

Sales of outstanding shares of our common stock into the market in the future could cause the market price of our common stock to drop significantly, even if our business is doing well.

Immediately after this offering, we will have outstanding              shares of our common stock, calculated as described under “Prospectus Summary—The Offering.” Of these shares, the              shares sold in this offering will be freely tradable except for any shares purchased by our

“affiliates” as that term is used in Rule 144 under the Securities Act of 1933, as amended, which we refer to as the Securities Act. At various times after the date of this prospectus, the remaining              shares will become available for resale in the public market, in compliance with the requirements of the federal securities laws and in accordance with lock-up agreements that certain of the holders of these shares have with the underwriters. However, the underwriters can waive these restrictions and allow these stockholders to sell their shares at any time without prior notice.

In addition,              shares of our common stock reserved for issuance pursuant to vested options previously granted by us will become eligible for sale in the public market once permitted by provisions of the lock-up agreements, or Rule 144 or Rule 701 under the Securities Act, as applicable.

If the              shares or the              shares described above are sold, or if it is perceived that they will be sold in the public market, the trading price of our common stock could drop significantly.

Investors in this offering will suffer immediate and substantial dilution.

The initial public offering price of our common stock is substantially higher than the net tangible book value per share of our outstanding common stock immediately after this offering. Therefore, if you purchase our common stock in this offering, you will incur an immediate dilution of $         in net tangible book value per share from the price you paid. Furthermore, investors purchasing shares of our common stock in this offering will only own approximately     % of our outstanding shares of common stock (and have     % of the combined voting power of the outstanding shares of common stock after this offering). For a further description of the dilution that you will experience immediately after this offering, see the section entitled “Dilution.”

The issuance of additional stock, our stock incentive plans or otherwise will dilute all other stockholdings.

After this offering, we will have an aggregate of             shares of common stock authorized but unissued and not reserved for issuance under our equity incentive plans, options granted to our founders or otherwise. We may issue all of these shares without any action or approval by our stockholders.

Your ability to influence corporate matters may be limited because SIH’s equity owners beneficially own a substantial amount of our common stock and will continue to have substantial control over us after the offering

Our common stock, which is the stock we are selling in this offering, has one vote per share. Upon completion of this offering, SIH will, in the aggregate, beneficially own approximately     % of our outstanding common stock, representing approximately     % of the voting power of our outstanding capital stock. The voting rights associated with the common stock owned by SIH are passed through pro rata to SIH’s equity owners. See “Security Ownership of Beneficial Owners and Management.” As a result, the equity owners of SIH will be able to exercise a controlling influence over matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions, and will have significant influence over our management and policies for the foreseeable future. Some of SIH’s equity owners may have interests that are different from yours. For example, SIH’s equity owners may support proposals and actions with which you may disagree or which are not in your interests. The concentration of ownership could delay or prevent a change in control of our company or otherwise discourage a potential acquirer from attempting to obtain control of our company, which in turn could reduce the price of our common stock. In addition, SIH’s equity owners could use SIH’s voting control to maintain our existing management and directors in office, delay or prevent changes of control of our company, or support or reject other management and board of director proposals that are subject to stockholder approval, such as the election of directors, amendments to our amended and restated certificate of incorporation and bylaws, our employee stock plans and approvals of significant transactions. See “Description of Capital Stock—Anti-Takeover Provisions Under Our Amended and Restated Certificate of Incorporation and Bylaws and Delaware Law.”

Through their membership interests in SIH, the indirect owners of EHI beneficially own a majority of our common stock. These indirect owners of EHI may have interests that differ from our interests. For example, EHI may compete with us in the fitness industry, and potential conflicts of interest could arise in connection with the tax indemnity and sharing agreement, transition services agreement and other agreements entered into in the Formation Transactions. See “Certain Relationships and Related Party Transactions.” Because these owners’ interests may differ from those of other stockholders, actions they take or omit to take with respect to SoulCycle may not be as favorable to other stockholders as they are to SIH’s equity owners.

Our management will have broad discretion over the use of the proceeds we receive in this offering and might not apply the proceeds in ways that increase the value of your investment.

Our management will have broad discretion to use our net proceeds from this offering, and you will be relying on the judgment of our management regarding the application of these proceeds. Our management may not apply our net proceeds from this offering in ways that increase the value of your investment. We expect to use the net proceeds from this offering for repayment of debt, capital expenditures, working capital and other general corporate purposes. Our management might not be able to yield a significant return, if any, on any investment of these net proceeds. You will not have the opportunity to influence our decisions on how to use our net proceeds from this offering.

Anti-takeover provisions in our organizational documents could delay a change in management and limit our share price.

Upon the consummation of this offering, certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws that will become effective prior to the closing of this offering could make it more difficult for a third party to acquire control of us even if such a change in control would increase the value of our common stock and prevent attempts by our stockholders to replace or remove our current board of directors or management.

We have a number of anti-takeover devices that will be in place prior to the completion of this offering that will hinder takeover attempts and could reduce the market value of our common stock or prevent sale at a premium. Our anti-takeover provisions include:

•	a staggered, or classified, board of directors;

•	removal of directors, only for cause, by a supermajority of the voting power of stockholders entitled to vote;

•	blank-check preferred stock, the preference, rights and other terms of which may be set by the board of directors and could delay or prevent a transaction or a change in control that might involve a premium price for our common stock or otherwise benefit our stockholders;

•	a provision denying stockholders the ability to act by written consent;

•	a provision denying stockholders the ability to call special meetings;

•	Section 203 of the General Corporation Law of the State of Delaware, or DGCL, which restricts certain business combinations with interested stockholders in certain situations will apply from and after the time of this offering; and

•	advance notice requirements for stockholder proposals and nominations.

Our amended and restated certificate of incorporation will provide that the Court of Chancery of the State of Delaware will be the exclusive forum for substantially all disputes between us and our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

Our amended and restated certificate of incorporation which become effective prior to the closing of this offering will provide that the Court of Chancery of the State of Delaware is the exclusive forum for the following civil actions:

•	any derivative action or proceeding brought on our behalf;

•	any action asserting a claim of breach of a fiduciary duty or other wrongdoing by any of our directors, officers, employees or agents to us or our stockholders;

•	any action asserting a claim arising pursuant to any provision of the DGCL or our amended and restated certificate of incorporation or amended and restated bylaws;

•	any action to interpret, apply, enforce or determine the validity of our amended and restated certificate of incorporation or amended and restated bylaws; or

•	any action asserting a claim governed by the internal affairs doctrine.

This choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits against us and our directors, officers and other employees. Alternatively, if a court were to find the choice of forum provision contained in our amended and restated certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could have a material adverse effect on our business, financial condition or results of operations.

After the completion of this offering, we do not expect to declare any dividends in the foreseeable future.

The continued operation and growth of our business will require substantial cash. Accordingly, after the completion of this offering, we do not anticipate declaring any cash dividends to holders of our common stock in the foreseeable future. In addition, the terms of any future financing agreements to refinance the indebtedness under our current credit agreement or otherwise provide additional financing may prohibit or restrict us from paying any type of dividends. Any determination to pay dividends in the future will be at the discretion of our board of directors and will depend upon results of operations, financial condition, contractual restrictions relating to indebtedness we may incur, restrictions imposed by applicable law and other factors our board of directors deems relevant. Consequently, investors may need to sell all or part of their holdings of our common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investment. Investors seeking cash dividends should not purchase our common stock.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our stock price and trading volume could decline.

The trading market for our common stock will depend in part on the research and reports that securities or industry analysts publish about us or our business. We do not currently have and may never obtain research coverage by securities and industry analysts. If no securities or industry analysts commence coverage of our company, the trading price for our common stock would be negatively impacted. If we obtain securities or industry analyst coverage and if one or more of the analysts who cover us downgrades our common stock or publishes inaccurate or unfavorable research about our business, our stock price would likely decline. If one or more of these analysts ceases coverage of us or fails to publish reports on us regularly, demand for our common stock could decrease, which could cause our stock price and trading volume to decline.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that involve risks and uncertainties. Forward-looking statements convey our current expectations or forecasts of future events. All statements contained in this prospectus other than statements of historical fact, including statements regarding our future results of operations and financial position, business strategy and plans, use of the net proceeds of this offering and our objectives for future operations, are forward-looking. You can identify forward-looking statements by terminology such as “aim,” “assume,” “potential,” “predict,” “target,” “project,” “believe,” “anticipate,” “plan,” “expect,” “estimate,” “intend,” “should,” “would,” “could,” “will,” “can,” “continue,” or “may,” or the negative of these terms or other similar expressions that convey uncertainty about future events or outcomes. Forward-looking statements in this prospectus may include statements about:

•	changes in the economy, consumer spending, the financial markets and the industries in which we operate;

•	our financial outlook and financial performance;

•	our ability to identify and respond to new and changing trends, team performance, customer preferences and other related factors;

•	our ability to execute successfully our growth strategy and to manage effectively our growth;

•	changes in the competitive environment in our industry and the markets we serve;

•	our dependence on a strong brand image;

•	our ability to attract and retain riders and to attract, retain and train instructors;

•	our use of our proceeds from this offering;

•	our cash needs and the adequacy of our cash flows and earnings;

•	the availability and cost of credit;

•	our dependence upon key executive management;

•	our ability to attract and retain qualified personnel;

•	our ability to develop and maintain relationships with our vendors;

•	our indebtedness and lease obligations;

•	the impact of governmental laws and regulations and the outcomes of legal proceedings and impact of legal compliance;

•	the effects of restrictions imposed by our indebtedness on our current and future operations;

•	our inability to protect our trademarks or other intellectual property rights;

•	our ability to maintain proper and effective internal controls;

•	failure of our information technology systems to support our current and growing business, before and after our planned upgrades;

•	disruptions to our information systems in the ordinary course or as a result of systems upgrades; and

•	increased costs as a result of being a public company.

There are a number of important factors that could cause actual results to differ materially from the results anticipated by these forward-looking statements. These important factors include those that we discuss in this prospectus under the caption “Risk Factors.” You should read these factors and the other cautionary statements made in this prospectus as being applicable to all related forward-looking statements wherever they appear in this prospectus. If one or more of these factors materializes, or if any underlying assumptions prove incorrect, our actual results, performance or achievements may vary materially from any future results, performance or achievements expressed or implied by these forward-looking statements. Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

THE FORMATION TRANSACTIONS

Predecessor Organization

Prior to the consummation of the Formation Transactions described below, our business was operated through our predecessor limited liability company, SoulCycle Holdings, LLC, or SCH, the only members of which were Equinox Holdings, Inc., or EHI, our founders, Elizabeth P. Cutler and Julie J. Rice and trusts for the benefit of their respective families, and a special purpose vehicle formed to hold equity ownership in SCH on behalf of certain SCH employees. SCH was treated as a partnership for U.S. federal income tax purposes, and as such, was not subject to any U.S. federal entity-level income taxes. Rather, taxable income or loss was included in the U.S. federal income tax returns of its members.

SCH was converted into a Delaware corporation named SoulCycle Inc. on May 15, 2015.

The Redemption-Related Transactions

On April 6, 2015, SCH entered into a redemption agreement with our founders and their family trusts and EHI. The following transactions were consummated in connection with the closing of the redemption agreement on May 15, 2015, which, as they relate to our capital stock, do not give effect to the recapitalization and stock split to be completed as described below prior to the closing of this offering:

•	EHI formed and contributed to SIH its membership interests in SCH.

•	SCH entered into a credit agreement with various commercial bank lenders providing for a term loan of $165,000,000 and a revolving credit facility of $25,000,000. The redemption payments paid to our founders and their family trusts, as described below, were funded in part from proceeds of loans under such credit agreement and in part from an additional equity investment in SCH by EHI.

•	SCH redeemed common units held by our founders and their family trusts, following which:

•	EHI owned 97% of the then outstanding interests in SCH;

•	Our founders and their family trusts owned 2% of the then outstanding interests in SCH; and

•	The special purpose employee ownership vehicle owned 1% of the then outstanding interests in SCH.

•	Immediately following the redemption transaction, SCH converted from a limited liability company into a corporation named SoulCycle Inc. As a result of the conversion:

•	the SCH membership interests held by SIH were converted into 970,000 shares of our class B common stock (representing 97% of the common stock then outstanding);

•	the SCH membership interests held by our founders and their family trusts were converted into an aggregate 20,000 shares of our class A common stock (representing 2% of the common stock then outstanding); and

•	the SCH membership interests held by the special purpose employee ownership vehicle were converted into 10,000 shares of our class B common stock (representing 1% of the common stock then outstanding). This vehicle was subsequently liquidated, and the class B common stock was distributed equally to certain employees who were its equity owners as restricted stock subject to vesting and other conditions under a related award agreement.

•	SCH granted two separate options to each of our founders, the obligations under which we succeeded to upon the conversion.

•	The first option granted to each founder confers a right to purchase 11,111 shares of our class A common stock (representing 1% of the common stock then outstanding on a fully diluted basis) at a price of $710 per share and vests in equal monthly increments over the 36-month period following the May 15, 2015 grant date.

•	The second option granted to each founder confers a right to purchase 5,556 shares of our class A common stock (representing 0.5% of the common stock then outstanding on a fully diluted basis) at an exercise price of $ per share and vests immediately upon the closing of this offering.

•	SCH entered into amended and restated employment agreements with each of our founders to extend the term of employment and modify compensation and other terms, and we succeeded to these agreements as employer upon the conversion.

•	SCH entered into a registration rights agreement with our founders and their family trusts pursuant to which they obtained demand and other rights to have their shares of our common stock registered for public offer and sale, and we succeeded to this agreement as issuer upon the conversion.

Upon the closing of this offering and after giving effect to the planned recapitalization and stock split, SIH will own              shares of our outstanding common stock (representing         % of the shares outstanding), our founders and their family trusts will own an aggregate              shares of our outstanding common stock (representing         % of the shares outstanding) and our employees who received share in the liquidation of the special purpose employee ownership vehicle will own              shares of our outstanding common stock under a restricted stock award (representing         % of the shares outstanding), in each case as it relates to the percentage ownership assuming that the underwriters do not exercise their option to purchase additional shares. The voting rights associated with the common stock owned by SIH are passed through pro rata to SIH’s equity owners. See “Security Ownership of Beneficial Owners and Management.” In addition, the first option granted to each founder will have vested in part and be exercisable for              shares of our common stock at a price of $         per share and the second option granted to each founder will vest and will be exercisable for              shares of our common stock at a price of $         per share. The shares issuable upon exercise of these options represent         % of the shares outstanding (assuming that the underwriters do not exercise their option to purchase additional shares). These shares will become eligible for sale in the public market and the options may be exercised once permitted by provisions of the lock-up agreements and applicable law. See “Shares Eligible for Future Sale—Lock-Up Agreements and Obligations.”

The Separation-Related Transactions

Immediately prior to the closing of this offering, EHI and its direct and indirect parents will effect a series of successive distributions in kind of 100% of the membership interests in SIH to the direct and indirect members of Related Equinox Holdings II, L.L.C., or REH II, who are the ultimate indirect owners of EHI. These distributions will be effected in order to spin off and separate SIH and SoulCycle Inc. from EHI. In connection with the separation transaction, the following transactions will be consummated, which, as they relate to our capital stock, do not reflect the recapitalization and stock split to be completed as described below prior to the closing of this offering:

•	The award agreements governing certain options previously granted by REH II, an indirect parent of EHI, to EHI employees, will be amended to lower the exercise price to reflect the reduction in value of the REH II options resulting from the spin-off, and separate options to purchase a corresponding number of shares of our common stock will be granted to holders of REH II options as described below.

•	We will issue options to purchase an aggregate of shares of common stock (representing % of the common stock then outstanding on a fully diluted basis), governed by award agreements that provide for substantially the same vesting and other terms set forth in the related REH II award agreements and that reflect exercise prices ranging from $ to $ per share.

•	Pursuant to the terms of an agreement SIH will enter into with us, SIH will be obligated to deliver to us, at our direction, a number of the outstanding shares of common stock owned by it sufficient to satisfy our obligations to deliver shares upon the exercise of such options; as a result, the shares issued to option-holders upon exercise will not dilute the ownership of other stockholders.

•	REH II will transfer SIH membership interests to certain employees of EHI who elect a complete redemption of REH II class S preferred shares that will be issued to them in connection with the separation in exchange for their REH II restricted units. These SIH membership interests will entitle their holders to receive up to an aggregate of shares of common stock (representing % of the common stock then outstanding on a fully diluted basis). SIH will be obligated to distribute to these SIH members the underlying shares of our common stock within 18 months thereafter or upon the earlier vote of the holders of a majority of SIH’s membership interests.

•	We will enter into a transition services agreement with EHI pursuant to which EHI will provide real estate leasing and capital improvement related services consistent with the services previously provided on an intercompany basis.

•	We will enter into a tax indemnity and sharing agreement with REH II that provides for certain agreements and covenants related to tax matters involving SoulCycle Inc. and REH II.

•	We will enter into a registration rights agreement with SIH (with the direct and indirect members of REH II as designated beneficiaries) pursuant to which they will obtain demand and other rights to register their shares of common stock for public offer and sale.

Upon the closing of this offering and after giving effect to the planned recapitalization and stock split, the options we will issue to holders of REH II options in connection with the separation transaction will be exercisable for an aggregate of              shares of our common stock (representing         % of the shares outstanding, assuming that the underwriters do not exercise their option to purchase additional shares) at exercise prices ranging from $         to $         per share.

For a description of the terms of the redemption agreement, the transition services agreement, the tax indemnity and sharing agreement and the registration rights agreements, see “Certain Relationships and Related Party Transactions.”

Recapitalization

Prior to the closing of this offering, our amended and restated certificate of incorporation will become effective. Our amended and restated certificate of incorporation will effect a recapitalization of our class A common stock and class B common stock into a single class of common stock and a              for              stock split.

USE OF PROCEEDS

We estimate that our net proceeds from the sale of the shares of common stock by us will be approximately $         million, assuming an initial public offering price of $         per share, the mid-point of the price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Assuming no change in the number of shares offered by us as set forth on the cover page of this prospectus, a $1.00 increase (decrease) in the assumed initial public offering price of $         per share would increase (decrease) the net proceeds to us from this offering by $         million, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds from this offering to repay $         of outstanding borrowings due under our credit agreement and for capital expenditures, working capital and other general corporate purposes.

Our credit agreement matures on May 15, 2020 and as of                      , 2015, the outstanding borrowings thereunder currently bear interest at     % per annum. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Credit Agreements—Credit Agreement.” We used borrowings in the amount of $169,000,000 under our credit agreement to partially fund the redemption payments paid to our founders and their family trusts, as more fully described in “The Formation Transactions.” The outstanding borrowings become due and payable upon the closing of this offering and will be repaid with the proceeds of this offering and financing obtained under a new credit agreement we expect to enter into on or before the closing of this offering.

DIVIDEND POLICY

We currently intend to retain all available funds and any future earnings for use in the operation of our business, and therefore we do not currently expect to pay any cash dividends on our common stock. Any future determination to pay dividends to holders of common stock will be at the discretion of our board of directors and will depend upon many factors, including our results of operations, financial condition, capital requirements, restrictions in our debt agreements and other factors that our board of directors deems relevant. Our ability to pay cash dividends is restricted under our current credit agreement and may also be restricted by the terms of any future credit agreement we or our subsidiaries enter into or of any future debt or preferred equity securities we or our subsidiaries issue. See “Risk Factors—After the completion of this offering, we do not expect to declare any dividends in the foreseeable future.”

CAPITALIZATION

The following table sets forth our consolidated capitalization as of March 31, 2015 of:

•	our predecessor SoulCycle Holdings, LLC on an actual basis;

•	SoulCycle Inc. on a pro forma basis to give effect to the offering Formation Transactions described under “The Formation Transactions;” and

•	SoulCycle Inc. on a pro forma as adjusted basis to (i) reflect the completion of the recapitalization and for stock split upon the filing of our amended and restated certificate of incorporation immediately prior to the closing of this offering; and (ii) give effect to the issuance and the sale of shares of common stock by us in this offering at an assumed initial public offering price of $ per share, the mid-point of the range set forth on the cover page of this prospectus, and the application of the net proceeds of this offering after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us as described under “Use of Proceeds.”

The pro forma as adjusted information set forth in the table below is illustrative only and will adjust based on the actual initial public offering price and other terms of the offering determined at pricing.

This table should be read with our consolidated financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

	As of March 31, 2015
(in thousands, except share and per share data)	Actual	Pro Forma		Pro Forma As Adjusted
Cash and cash equivalents	$6,551
Indebtedness:
Existing long–term debt	48	—		—
Revolving credit facility	3,750		(1)
Term loan(1)	—

Total indebtedness	$3,798
Total equity:
Members’ equity	$57,862			—
Common stock, par value $0.01 per share; no shares authorized, issued and outstanding, actual; shares authorized, issued and outstanding, pro forma(2)	—
Additional paid in capital	—

Total members’/stockholders’ equity	$57,862
Total capitalization	$61,660

(1)	On May 15, 2015, our predecessor, SCH, entered into a credit agreement with various commercial bank lenders to which we succeeded upon the conversion and pursuant to which we borrowed $165,000,000 under a term loan and $4,000,000 under a $25,000,000 revolving credit facility.
(2)	Prior to the closing of this offering, we will file our amended and restated certificate of incorporation which will effect a recapitalization of our class A common stock and class B common stock into a single class of common stock and a for stock split.

DILUTION

If you invest in our common stock in this offering, your interest will be diluted to the extent of the difference between the public offering price per share of our common stock and the pro forma net tangible book value per share of our common stock immediately after the completion this offering.

We calculate net tangible book value per share by dividing our net tangible book value, which equals total assets less goodwill, net other intangible assets and total liabilities, by the number of shares of common stock outstanding. Our pro forma net tangible book value of our common stock as of March 31, 2015 (assuming our issuance of             shares of common stock in connection with the Formation Transactions) was approximately $         million, or $         per share, based upon             shares outstanding.

After giving effect to the sale of             shares of common stock by us in this offering at an assumed initial public offering price of $         per share, the mid-point of the range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and offering expenses payable by us, our pro forma net tangible book value as of March 31, 2015 would have been $         million, or $         per share. This represents an immediate increase in pro forma net tangible book value of $         per share to existing stockholders and an immediate dilution in net tangible book value of $         per share to investors purchasing shares of our common stock in this offering. The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share of our common stock	$
Increase per pre-offering share in pro forma net tangible book value per share attributable to sale of common stock in this offering	$
Pro forma as adjusted net tangible book value per share after giving effect to this offering	$
Dilution of net tangible book value per share to new investors	$

Assuming no change in the number of shares offered by us as set forth on the cover page of this prospectus, a $1.00 increase (decrease) in the assumed initial public offering price of $         per share would increase (decrease) our net tangible book value by $         million or $         per share.

If the underwriters exercise their option to purchase additional shares of our common stock in full, the pro forma as adjusted net tangible book value per share after this offering would be $         per share, and the dilution in pro forma net tangible book value per share to new investors in this offering would be $         per share.

The following table summarizes, on a pro forma as adjusted basis, as of March 31, 2015, after giving effect to the completion of this offering, the total cash consideration paid to us and the average price per share paid by existing stockholders for their common stock and by new investors purchasing common stock in this offering at an assumed initial public offering price of $         per share, before deducting estimated underwriting discounts and estimated expenses payable by us:

	Shares Issued			Total Consideration			Average Price Per Share
	Number	Percent		Amount	Percent
Existing stockholders Interests			%	$		%	$
New investors			%			%

Total		100%		$	100%

A $1.00 increase or decrease in the assumed initial public offering price of $         per share would increase or decrease, respectively, total consideration paid by new investors and total consideration paid by all stockholders by approximately $         million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same.

If the underwriters exercise their option in full, our existing stockholders would own     % and our new investors would own     % of the total number of shares of our common stock outstanding after this offering.

For a description of our equity incentive plans, see the section entitled “Executive Compensation—2015 Omnibus Incentive Plan.”

SELECTED CONSOLIDATED FINANCIAL DATA

The following table presents the selected historical consolidated financial data for SoulCycle Holdings, LLC and its subsidiaries. SoulCycle Holdings, LLC is the predecessor of the issuer, SoulCycle Inc., for financial reporting purposes. The following selected consolidated financial data should be read in conjunction with the financial statements and the notes to those statements and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. The selected consolidated financial data in this section is not intended to replace the consolidated financial statements and is qualified in its entirety by the consolidated financial statements and related notes thereto included elsewhere in this prospectus.

Our selected consolidated financial data as of December 31, 2014 and December 31, 2013 and for the three years ended December 31, 2014, 2013 and 2012 have been derived from our audited consolidated financial statements that are included elsewhere in this prospectus. The unaudited selected consolidated financial data as of March 31, 2015 and for the three months ended March 31, 2015 and 2014 have been derived from our unaudited consolidated financial statements. The other financial and operating data is not derived from our financial statements.

In the opinion of management, the unaudited interim consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and include all adjustments necessary for the fair presentation of our financial position and results of operations for these periods. The historical results presented below are not necessarily indicative of the results to be expected for any future period and the results for any interim period may not necessarily be indicative of the results that may be expected for a full year.

SCH converted from a limited liability company into a corporation named SoulCycle Inc. on May 15, 2015. SoulCycle Inc. did not conduct business transactions or activities on or before March 31, 2015, and accordingly had no assets or liabilities during the periods presented below.

	For the three months ended, March 31,		For the year ended, December 31,
	2015	2014	2014	2013	2012
($000’s):	(unaudited)
Consolidated Statement of Operations Data
Revenue:
Studio fees	$29,787	$19,265	$93,776	$62,740	$30,812
Other revenue	5,045	3,528	18,175	12,568	5,358

Total revenue	34,832	22,793	111,951	75,308	36,170
Expenses:
Compensation and related	12,781	8,846	42,200	28,227	14,979
General and administrative	6,158	3,988	20,814	14,972	7,392
Rent and occupancy	3,218	1,762	9,053	6,053	2,829
Depreciation and amortization	2,414	1,379	6,905	3,334	1,150
Retail cost of sales	1,691	1,111	6,440	4,145	1,975

Total operating expenses, net	26,262	17,086	85,412	56,731	28,325

Income from operations	8,570	5,707	26,539	18,577	7,845
Interest expense, net	63	71	302	148	8

Income before income taxes	8,507	5,636	26,237	18,429	7,837
Provision for income taxes	392	193	908	632	214

Net income	$8,115	$5,443	$25,329	$17,797	$7,623

	As of March 31,	As of December 31,
	2015	2014	2013
($000’s):	(unaudited)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$6,551	$5,762	$4,657
Total assets	97,157	85,601	54,430
Total debt	3,798	3,806	3,837
Members’ equity	57,862	49,747	28,112

	For the three months ended, March 31,		For the year ended, December 31,
	2015	2014	2014	2013	2012
	(unaudited)		(unaudited)
Other Financial and Operating Data:
Studios open at beginning of period	36	25	25	12	7
Studios open at end of period	38	26	36	25	12
Classes	25,641	17,747	81,317	52,766	25,126
Rides	934,500	614,879	2,889,159	1,970,899	969,104
Rides per day	10,269	6,757	7,916	5,400	2,648
Capital expenditures ($000’s)	(11,810)	(7,252)	(34,911)	(26,408)	(13,234)
Adjusted EBITDA ($000’s)	12,271	7,370	35,687	23,304	11,212
Adjusted EBITDA Margin	35.2%	32.3%	31.9%	30.9%	31.0%
Studio Contribution ($000’s)	19,320	12,025	59,193	41,750	19,446
Studio Contribution Margin	55.5%	52.8%	52.9%	55.4%	53.8%

EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin are included in this prospectus because they are key metrics used by management and our board of directors to assess our financial performance. EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin are frequently used by analysts, investors and other interested parties to evaluate companies in our industry.

EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin are not GAAP measures of our financial performance or liquidity and should not be considered as alternatives to net income as a measures of financial performance, or cash flows from operations as measures of liquidity or any other performance measure derived in accordance with GAAP. Adjusted EBITDA and Adjusted EBITDA Margin should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items. Additionally, EBITDA and Adjusted EBITDA are not intended to be measures of free cash flow for management’s discretionary use, as they do not reflect tax payments, debt service requirements, capital expenditures and certain other cash costs that may recur in the future, including, among other things, cash requirements for working capital needs and cash costs to replace assets being depreciated and amortized. Management compensates for these limitations by relying on our GAAP results in addition to using EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin as supplemental measures. Our measures of EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin are not necessarily comparable to similarly titled captions of other companies due to different methods of calculation.

Studio Contribution and Studio Contribution Margin are supplemental measures of operating performance of our studios and our calculations thereof may not be comparable to similar measures reported by other companies. Studio Contribution and Studio Contribution Margin have limitations as analytical tools and should not be considered as substitutes for analysis of our results as reported under GAAP. We believe that Studio Contribution and Studio Contribution Margin are important measures to evaluate the performance and profitability of each studio, individually and in the aggregate. We also use Studio Contribution and Studio Contribution Margin information to benchmark our performance versus competitors.

A reconciliation of net income to EBITDA, Adjusted EBITDA and Studio Contribution, each non-GAAP measures, is set forth below.

	For the three months ended March 31,		For the year ended December 31,
	2015	2014	2014	2013	2012
(000’s)	(unaudited)		(unaudited)
Net income	$8,115	$5,443	$25,329	$17,797	$7,623
Depreciation and amortization	2,414	1,379	6,905	3,334	1,150
Provision for income taxes	392	193	908	632	214
Interest expense, net	63	71	302	148	8

EBITDA	10,984	7,086	33,444	21,911	8,995
Components of Adjusted EBITDA:
Amortization of deferred rent(a)	827	277	1,832	1,320	669
Other expense(b)	460	7	411	73	1,548

Adjusted EBITDA	12,271	7,370	35,687	23,304	11,212

Corporate expenses(c)	7,049	4,655	23,506	18,446	8,234

Studio Contribution	$19,320	$12,025	$59,193	$41,750	$19,446

(a)	Reflects the extent to which our GAAP rent expense for the period, excluding amortization of landlord contributions, has been above or below our cash rent payments.
(b)	Other expense is comprised of the impact of certain non-cash and other items that we do not consider in our evaluation of ongoing operating performance. These items include, among other things, equity-based compensation expense and loss on disposal of assets.
(c)	Corporate expenses are comprised of compensation for corporate employees, rent and occupancy for corporate headquarters and general and administrative expenses related to our corporate overhead.

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

The following unaudited pro forma consolidated statement of operations for the year ended December 31, 2014 and the three months ended March 31, 2015 give effect to various adjustments described below, as if all such transactions had occurred on January 1, 2014, in the case of the unaudited pro forma consolidated statement of operations data, and as of March 31, 2015, in the case of the unaudited pro forma consolidated balance sheet data. The unaudited pro forma financial information includes various estimates which are subject to material change and may not be indicative of what our operations or financial position would have been had this offering and related transactions taken place on the dates indicated, or that may be expected to occur in the future.

We have derived the unaudited pro forma consolidated statement of operations for the year ended December 31, 2014 from the audited consolidated financial statements of SCH and its subsidiaries as of and for the year ended December 31, 2014 set forth in this prospectus. We have derived the unaudited pro forma consolidated statement of operations for the three months ended March 31, 2015 and the unaudited pro forma consolidated balance sheet as of March 31, 2015 from the unaudited consolidated financial statements of SCH and its subsidiaries as of and for the three months ended March 31, 2015 set forth in this prospectus. The pro forma financial information is qualified in its entirety by reference to, and should be read in conjunction with, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes in this prospectus.

The pro forma adjustments related to the Redemption-Related Transactions, subsequent grant of options to purchase our common stock to certain of our employees, the recapitalization and stock split and this offering, including the repayment of outstanding indebtedness under our credit agreement, are described in the notes to the unaudited pro forma financial information, and include the following:

(i) The push down from EHI of step-up adjustments for the fair value of assets and liabilities and goodwill that EHI had recorded upon initially acquiring control of SCH on August 31, 2012;

(ii) The borrowing of a $165,000,000 term loan and $4,000,000 under a $25,000,000 revolving credit facility pursuant to our current credit agreement on May 15, 2015;

(iii) Our becoming subject to U.S. federal and state corporate income taxes and taxed at the prevailing corporate tax rates, which assumes an effective tax rate of         %;

(iv) The grant of options to purchase our common stock to certain of our employees following the Redemption-Related Transactions;

(v) The completion of a recapitalization resulting in a single class of authorized and outstanding common stock and giving effect to a          for          stock split, which will occur upon the filing of our amended and restated certificate of incorporation prior to the closing of this offering; and

(vi) The receipt and application of $                 of net proceeds, including the repayment of $             of outstanding indebtedness under our credit agreement. This assumes net proceeds of this offering of $         million, assuming the underwriters do not exercise their option to purchase additional shares and assuming an initial public offering price of $         per share, the mid-point of the price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The unaudited pro forma consolidated financial information and notes in this prospectus are presented for illustrative purposes only. The pro forma adjustments are based upon available information and methodologies that are factually supportable and directly related to the Redemption-Related Transactions, subsequent grant of options to purchase our common stock to certain of our employees, the recapitalization and stock split and this offering, including the repayment of outstanding indebtedness under our credit agreement. The unaudited pro forma consolidated financial information includes various estimates which are subject to material change and may not be indicative of what our operations or financial position would have been had the Redemption-Related Transactions, the subsequent grant of options to purchase our common stock to certain of our employees, the recapitalization and stock split and this offering, including the repayment of outstanding indebtedness under our credit agreement, taken place on the dates indicated, or that may be expected to occur in the future.

SoulCycle Inc. and Subsidiaries

Unaudited Pro Forma Consolidated Balance Sheet as of March 31, 2015

(000’s)	Historical SoulCycle Holdings, LLC	Adjustments	Pro Forma SoulCycle Inc.
Assets
Current assets:
Cash and cash equivalents	$6,551
Inventories	3,899
Prepared expenses and other current assets	3,571

Total current assets	14,021
Property, equipment and leasehold improvements, net	81,544
Goodwill	—
Other non-current assets	1,592

Total assets	$97,157

Liabilities and Members’/Stockholders’ Equity
Current liabilities:
Accounts payable and accrued expenses	$10,694
Short-term debt	3,750
Deferred revenue	15,914
Other current liabilities	35

Total current liabilities	30,393
Long-term liabilities:
Deferred rent	7,989
Other non-current liabilities	913

Total long-term liabilities	8,902

Total liabilities	39,295
Members’/Stockholders’ Equity
Members’ Equity	57,862
Common Stock, par value $0.01 per share	—
Additional paid in capital	—

Total members’/stockholders’ equity	57,862

Total liabilities and members’/stockholders’ equity	$97,157

SoulCycle Inc. and Subsidiaries

Unaudited Pro Forma Consolidated Statement of Operations

for the year ended December 31, 2014

(000’s)	Historical SoulCycle Holdings, LLC	Adjustments	Pro Forma SoulCycle Inc.
Revenue:
Studio fees	$93,776
Other revenue	18,175

Total revenue	111,951
Expenses:
Compensation and related	42,200
General and administrative	20,814
Rent and occupancy	9,053
Depreciation and amortization	6,905
Retail cost of sales	6,440

Total operating expenses, net	85,412

Income from operations	26,539
Interest expense, net	302

Income before income taxes	26,237
Provision for income taxes	908

Net income	$25,329

Net income per share data:
Weighted average shares outstanding:
Basic
Diluted
Net income available per share:
Basic
Diluted

SoulCycle Inc. and Subsidiaries

Unaudited Pro Forma Consolidated Statement of Operations

for the three months ended March 31, 2015

(000’s)	Historical SoulCycle Holdings, LLC	Adjustments	Pro Forma SoulCycle Inc.
Revenue:
Studio fees	$29,787
Other revenue	5,045

Total revenue	34,832
Expenses:
Compensation and related	12,781
General and administrative	6,158
Rent and occupancy	3,218
Depreciation and amortization	2,414
Retail cost of sales	1,691

Total operating expenses, net	26,262

Income from operations	8,570
Interest expense, net	63

Income before income taxes	8,507
Provision for income taxes	392

Net income	$8,115

Net income per share data:
Weighted average shares outstanding:
Basic
Diluted
Net income available per share:
Basic
Diluted

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our historical results of operations and our liquidity and capital resources should be read in conjunction with the consolidated financial statements and related notes that appear elsewhere in this report. In addition to historical financial information, this prospectus contains “forward-looking statements.” You should review the “Special Note Regarding Forward-Looking Statements” and “Risk Factors” sections of this prospectus for factors and uncertainties that may cause our actual future results to be materially different from those in our forward-looking statements. Forward-looking statements in this document are based on information available to us as of the date hereof, and we assume no obligation to update any such forward-looking statements.

In this document, the accompanying consolidated financial statements and notes thereto, the terms “SCH,” “Company,” “we,” “us” and “ours” refers to SoulCycle Holdings, LLC and its subsidiaries (“SoulCycle”).

Company Overview

SoulCycle is a rapidly growing lifestyle brand that we believe ignited the boutique fitness category and remains the industry’s defining brand. Our mission is to bring Soul to the people. SoulCycle instructors guide riders through an inspirational, meditative fitness experience designed to benefit the body, mind and soul. Our focus is to provide personalized and consistent customer service while creating community for our riders. The concept of community and mutual support is reinforced in every single SoulCycle class. We believe the community we create is essential to the inspiration of the brand and our engagement with our riders.

As of March 31, 2015, we operated 38 total studios in seven metropolitan areas. The following table illustrates our locations by market:

	As of March 31,	As of December 31,
Market	2015	2014	2013	2012
New York City	13	12	10	5
New York Metro(1)	10	10	8	4
Southern California	7	7	4	3
Northern California	4	4	3	—
Washington D.C. Metro	2	2	—	—
Boston Metro	1	1	—	—
Southern Florida	1	—	—	—

Total	38	36	25	12

(1)	New York Metro includes studios located on Long Island and in Westchester County, New York, and in Connecticut and New Jersey.

During the three months ended March 31, 2015, we conducted approximately 26,000 paying classes for our community who completed 0.9 million rides.

Growth Strategies and Outlook

We plan to continue to expand our business and enhance our competitive positioning by executing on the following strategies:

•	Expanding our studio base. We believe that new studio openings present one of the greatest opportunities to continue to drive growth. We believe there is significant whitespace to continue expanding in both existing and new U.S. markets, with both urban and suburban locations and a long-term opportunity to grow our current SoulCycle domestic footprint to at least 250 studios. We believe that our company is well-positioned to open at least 10 to 15 new studios per year for the next several years. In addition, we believe that the SoulCycle brand can be successfully transported abroad, which would generate growth incremental to our planned domestic footprint.

•	Optimizing our market presence. Given the passion and loyalty within our current community and growing brand awareness in circles outside our footprint, we believe there is an opportunity to optimize our market presence as measured by rides per day. We have several initiatives underway to both attract new riders and increase the frequency of rides by our existing community including planned marketing initiatives around acquisition and retention as well as “clustering” of new studios in existing markets to further increase brand awareness.

•	Growing the SoulCycle community. We continue to grow the SoulCycle community through our grassroots marketing initiatives, our digital and social customer engagement programs and our corporate social responsibility activities. We welcome the opportunity to give back to our communities by creating impactful experiences for their charitable organizations. The meaningful community interactions across our digital platforms and our corporate social responsibility initiatives nurture the continued growth of our brand.

•	Brand extension opportunities. We believe we can continue to extend and monetize the SoulCycle brand beyond the walls of our studios primarily in the areas of retail and digital content.

Retail:    Our branded retail line of apparel, sourced from a selective assortment of premium brands, strengthens rider engagement and allows us to garner a larger share of riders’ spend. We believe there is a considerable opportunity to expand our retail brand going forward.

Digital:    We believe a clear opportunity exists to expand our digital platform with content created or curated by our world-renowned instructor talent. Additionally, we believe there is also an opportunity to expand SoulCycle class content to an “at-home” audience.

Post-Offering Taxation and Expenses

We became subject to U.S. federal and state corporate income tax at the time of our conversion and will be taxed at the prevailing corporate tax rates.

As a public company, we will be implementing additional procedures and processes for the purpose of addressing the standards and requirements applicable to public companies. We expect to incur additional annual expenses related to public company reporting and control process documentation and, among other things, additional directors’ and officers’ liability insurance, director fees, transfer agent fees, hiring additional accounting, legal and administrative personnel and increased professional services.

In addition, we will continue to reimburse our former parent, EHI, for various transitional services until                      2016. We will continue to reimburse EHI for real estate leasing and capital improvement related services until                      2017. See “Certain Relationships and Related Party Transaction—Transition Services Agreement.”

Results of Operations:

The following tables summarize key components of our results of operations for the periods indicated:

	For the three months ended, March 31,		For the year ended, December 31,
	2015	2014	2014	2013	2012
($000’s):	(unaudited)
Consolidated Statement of Operations Data
Revenue:
Studio fees	$29,787	$19,265	$93,776	$62,740	$30,812
Other revenue	5,045	3,528	18,175	12,568	5,358

Total revenue	34,832	22,793	111,951	75,308	36,170
Expenses:
Compensation and related	12,781	8,846	42,200	28,227	14,979
General and administrative	6,158	3,988	20,814	14,972	7,392
Rent and occupancy	3,218	1,762	9,053	6,053	2,829
Depreciation and amortization	2,414	1,379	6,905	3,334	1,150
Retail cost of sales	1,691	1,111	6,440	4,145	1,975

Total operating expenses, net	26,262	17,086	85,412	56,731	28,325

Income from operations	8,570	5,707	26,539	18,577	7,845
Interest expense, net	63	71	302	148	8

Income before income taxes	8,507	5,636	26,237	18,429	7,837
Provision for income taxes	392	193	908	632	214

Net income	$8,115	$5,443	$25,329	$17,797	$7,623

The following table sets forth our consolidated statement of operations data as a percentage of total revenues:

	For the three months ended March 31,		For the year ended December 31,
	2015	2014	2014	2013	2012
	(unaudited)
Revenue:
Studio fees	85.5%	84.5%	83.8%	83.3%	85.2%
Other revenue	14.5	15.5	16.2	16.7	14.8

Total revenue	100.0	100.0	100.0	100.0	100.0
Expenses:
Compensation and related	36.7	38.8	37.7	37.5	41.4
General and administrative	17.7	17.5	18.6	19.9	20.4
Rent and occupancy	9.2	7.7	8.1	8.0	7.8
Depreciation and amortization	6.9	6.1	6.2	4.4	3.2
Retail cost of sales	4.9	4.9	5.8	5.5	5.5

Total operating expenses, net	75.4	75.0	76.3	75.3	78.3

Income from operations	24.6	25.0	23.7	24.7	21.7
Interest expense, net	0.2	0.3	0.3	0.2	0.0

Income before income taxes	24.4	24.7	23.4	24.5	21.7
Provision for income taxes	1.1	0.8	0.8	0.8	0.6

Net income	23.3%	23.9%	22.6%	23.7%	21.1%

Three Months Ended March 31, 2015, Compared to Three Months Ended March 31, 2014

Revenue

	For the three months ended March 31,
	2015		2014
($000’s)	Revenue	% of Total Revenue	Revenue	% of Total Revenue	% Variance
Studio fees	$29,787	85.5%	$19,265	84.5%	54.6%
Other revenue	5,045	14.5%	3,528	15.5%	43.0%

Total revenue	$34,832	100.0%	$22,793	100.0%	52.8%

Revenue.    Total revenue increased $12.0 million, or 52.8%, to $34.8 million for the three months ended March 31, 2015 from $22.8 million for the three months ended March 31, 2014. The increase in revenue was primarily attributable to the opening of 12 studios, bringing the number of studios to 38 at March 31, 2015, up from 26 at March 31, 2014. Increased revenue from new studios contributed $7.2 million and existing studios contributed $4.8 million.

Studio fees, which represented 85.5% of our total revenue, increased $10.5 million, or 54.6%, to $29.8 million for the three months ended March 31, 2015, compared to $19.3 million for the three months ended March 31, 2014. The increase in studio fees was primarily attributable to an increase in number of rides, offset slightly by a decrease in average price per ride driven by the change in mix of suburban studio openings, which have a lower price point than urban studios.

Other revenue increased $1.5 million, or 43.0%, to $5.0 million for the three months ended March 31, 2015 from $3.5 million for the three months ended March 31, 2014. Other revenue primarily includes sales of clothing, accessories and beverages and shoe rental revenue. Other revenue increased due to the opening of new studios and an increase in riders at existing studios.

Operating expenses

	For the three months ended March 31,
	2015	2014	% Variance
($000’s)	(unaudited)
Compensation and related	$12,781	$8,846	44.5%
General and administrative	6,158	3,988	54.4%
Rent and occupancy	3,218	1,762	82.6%
Depreciation and amortization	2,414	1,379	75.1%
Retail cost of sales	1,691	1,111	52.2%

Total operating expenses, net	$26,262	$17,086	53.7%

Compensation and related.    Compensation and related expenses were $12.8 million for the three months ended March 31, 2015, an increase of $4.0 million, or 44.5%, from $8.8 million in 2014. As a percentage of revenue, compensation and related expenses decreased 2.1%, to 36.7% from 38.8% for the comparable period. The decrease as a percentage of revenue was primarily due to a decrease in the average instructor pay rates, which resulted from compensation at lower rates in connection with new studio expansion, as well as lower corporate compensation costs as a percentage of revenue. Revenue growth over this time period was 52.8% while corporate compensation growth was 47.8%.

General and administrative.    General and administrative expenses were $6.2 million for the three months ended March 31, 2015, an increase of $2.2 million, or 54.4%, from $4.0 million for the three months ended March 31, 2014. General and administrative expenses increased as a result of new studio openings. As a percentage of revenue, general and administrative expenses increased to 17.7% for the three months ended March 31, 2015 from 17.5% for the three months ended March 31, 2014. General and administrative costs were higher primarily driven by increased marketing and public relations costs.

Rent and occupancy.    Rent and occupancy expense was $3.2 million for the three months ended March 31, 2015, an increase of $1.4 million, or 82.6%, from $1.8 million for the three months ended March 31, 2014. This increase was primarily due to additional rent and related expenses incurred in connection with our new openings. As a percentage of revenue, rent and occupancy expense increased to 9.2% for the three months ended March 31, 2015 from 7.7% for the three months ended March 31, 2014. The increase as a percentage of revenue was primarily driven by an increase in rent and occupancy due to acquiring additional corporate office space to accommodate growth.

Depreciation and amortization.    Depreciation and amortization expense was $2.4 million for the three months ended March 31, 2015, an increase of $1.0 million, or 75.1%, from $1.4 million for the three months ended March 31, 2014. This increase was primarily attributable to an increase in depreciation expense resulting from leasehold improvements and new equipment for our new studio openings and additional investment in corporate infrastructure, including website development. As a percentage of revenue, depreciation and amortization increased to 6.9% from 6.1%.

Retail cost of sales. Retail cost of sales were $1.7 million for the three months ended March 31, 2015, an increase of $0.6 million or 52.2% from $1.1 million for the three months ended March 31, 2014. This increase was primarily attributable to an increase in cost of sales relative to an increase in retail sales.

Total operating expenses, net.    Total operating expenses, net, were $26.3 million for the three months ended March 31, 2015, an increase of $9.2 million, or 53.7%, from $17.1 million for the three months ended March 31, 2014. As a percentage of revenue, operating expenses increased to 75.4% in 2015 from 75.0% in the prior year. The increase as a percentage of revenue was primarily driven by an increase in rent and occupancy and depreciation and amortization due to acquiring additional corporate office space to accommodate growth.

Net income

	For the three months ended March 31,
	2015	2014	% Variance
($000’s)	(unaudited)
Total revenue	$34,832	$22,793	52.8%
Total operating expenses, net	26,262	17,086	53.7%

Income from operations	8,570	5,707	50.2%
Interest expense, net	63	71	-11.3%

Income before income taxes	8,507	5,636	50.9%
Provision for income taxes	392	193	103.1%

Net income	$8,115	$5,443	49.1%

Interest expense, net.    Interest expense, net, consisted of interest expense on our revolving line of credit with our majority equityholder, EHI and interest on automobile loans. Interest expense, net, totaled $0.1 million for each of the three months ended March 31, 2015 and 2014.

Provision for income taxes.    Provision for income taxes increased $0.2 million, resulting from an increase in California franchise board taxes of $0.1 million and an increase in New York City unincorporated business taxes of $0.1 million. Each of these increased as a result of an increase in our taxable income. We were not subject to U.S. federal income tax in these periods.

Net income.    As a result of the reasons discussed above, net income was $8.1 million for the three months ended March 31, 2015 compared to net income of $5.4 million for the three months ended March 31, 2014.

Year Ended December 31, 2014, Compared to Year Ended December 31, 2013

Revenue

	For the Year Ended December 31,
	2014		2013
($000’s)	Revenue	% of Total Revenue	Revenue	% of Total Revenue	% Variance
Studio fees	$93,776	83.8%	$62,740	83.3%	49.5%
Other revenue	18,175	16.2%	12,568	16.7%	44.6%

Total revenue	$111,951	100.0%	$75,308	100.0%	48.7%

Revenue.    Total revenue increased $36.7 million, or 48.7%, to $112.0 million for the year ended December 31, 2014 from $75.3 million for the year ended December 31, 2013. The increase in revenue was primarily attributable to the opening of 11 studios, bringing the number of studios to 36 at December 31, 2014, up from 25 at December 31, 2013. Increased revenue from new studios contributed $36.9 million. This increase was offset by a decrease of $0.2 million at existing studios. This decrease was the result of our efforts to reduce demand at studios with overcapacity and provide relief by opening new studios in close proximity to our existing locations. In addition, we temporarily closed a studio to perform renovations and an expansion in 2014.

Studio fees, which represented 83.8% of our total revenue, increased $31.1 million, or 49.5%, to $93.8 million for the year ended December 31, 2014, compared to $62.7 million for the year ended December 31, 2013. The increase in studio fees was primarily attributable to an increase in number of rides, offset by a decrease in average price per ride driven by the change in mix of suburban studio openings, which have a lower price point than urban studios.

Other revenue increased $5.6 million, or 44.6%, to $18.2 million for the year ended December 31, 2014 from $12.6 million for the year ended December 31, 2013. Other revenue primarily includes sales of clothing, accessories and beverages and shoe rental revenue. Other revenue increased due to the opening of new studios and an increase in riders at existing studios.

Operating expenses

	For the Year Ended December 31,
($000’s)	2014	2013	% Variance
Compensation and related	$42,200	$28,227	49.5%
General and administrative	20,814	14,972	39.0%
Rent and occupancy	9,053	6,053	49.6%
Depreciation and amortization	6,905	3,334	107.1%
Retail cost of sales	6,440	4,145	55.4%

Total operating expenses, net	$85,412	$56,731	50.6%

Compensation and related.    Compensation and related expenses were $42.2 million for the year ended December 31, 2014, an increase of $14.0 million, or 49.5%, from $28.2 million in 2013. As a percentage of revenue, compensation and related expenses increased to 37.7% from 37.5% for the comparable period. The increase as a percentage of revenue was primarily due to an increase in the average instructor pay rate, as well as higher corporate compensation costs as a percent of revenue. Revenue growth over this time period was 48.7% while corporate compensation growth was 49.5%.

General and administrative.    General and administrative expenses were $20.8 million for the year ended December 31, 2014, an increase of $5.8 million or 39.0%, from $15.0 million for the year ended December 31, 2013. General and administrative expenses increased primarily as a result of new studio openings. As a percentage of revenue, general and administrative expenses decreased to 18.6% for the year ended December 31, 2014, from 19.9% in the prior year due to operational efficiencies related to studio supplies.

Rent and occupancy.    Rent and occupancy expense was $9.1 million for the year ended December 31, 2014, an increase of $3.0 million or 49.6%, from $6.1 million for the year ended December 31, 2013. This increase was primarily due to additional rent and related expenses incurred in connection with our new openings. As a percentage of revenue, rent and occupancy expense increased to 8.1% for the year ended December 31, 2014 from 8.0% in the prior year.

Depreciation and amortization.    Depreciation and amortization expense was $6.9 million for the year ended December 31, 2014, an increase of $3.6 million, or 107.1%, from $3.3 million for the year ended December 31, 2013. This increase was primarily attributable to an increase in depreciation expense resulting from leasehold improvements and new equipment for our new studio openings. As a percentage of revenue, depreciation and amortization increased to 6.2% from 4.4% in the prior year.

Retail cost of sales.    Retail cost of sales were $6.4 million for the year ended December 31, 2014, an increase of $2.3 million, or 55.4%, from $4.1 million for the year ended December 31, 2013. This increase was primarily attributable to an increase in cost of sales relative to an increase in retail sales.

Total operating expenses, net.    Total operating expenses were $85.4 million for the year ended December 31, 2014, an increase of $28.7 million or 50.6%, from $56.7 million for the year ended December 31, 2013. As a percentage of revenue, operating expenses increased to 76.3% in 2014 from 75.3% in the prior year. The increase as a percentage of revenue was primarily due to an increase in depreciation and amortization expenses as a percentage of revenue.

Net income

	For the year ended December 31,
($000’s)	2014	2013	% Variance
Total revenue	$111,951	$75,308	48.7%
Total operating expenses, net	85,412	56,731	50.6%

Income from operations	26,539	18,577	42.9%
Interest expense, net	302	148	104.1%

Income before income taxes	26,237	18,429	42.4%
Provision for income taxes	908	632	43.7%

Net income	$25,329	$17,797	42.3%

Interest expense, net.    Interest expense, net, consisted of interest expense on our revolving line of credit with our majority shareholder, EHI, and interest on automobile loans. Interest expense, net totaled $0.3 million and $0.1 million for the years ended December 31, 2014 and 2013, respectively.

Provision for income taxes.    Provision for income taxes increased $0.3 million, primarily due to an increase in California franchise board taxes of $0.1 million and an increase in New York City unincorporated business taxes of $0.2 million. Each of these increased as a result of an increase in our taxable income. We were not subject to U.S. federal income tax during these periods.

Net income.    As a result of the reasons discussed above, net income was $25.3 million for the year ended December 31, 2014 compared to net income of $17.8 million for the year ended December 31, 2013.

Year Ended December 31, 2013, Compared to Year Ended December 31, 2012

Revenue

	For the Year Ended December 31,
	2013		2012
($000’s)	Revenue	% of Total Revenue	Revenue	% of Total Revenue	% Variance
Studio fees	$62,740	83.3%	$30,812	85.2%	103.6%
Other revenue	12,568	16.7%	5,358	14.8%	134.6%

Total revenue	$75,308	100.0%	$36,170	100.0%	108.2%

Revenue.    Total revenue increased $39.1 million, or 108.2%, to $75.3 million for the year ended December 31, 2013 from $36.2 million for the year ended December 31, 2012. The increase in revenue was primarily attributable to the opening of 13 studios, bringing the number of studios to 25 at December 31, 2013, up from 12 at December 31, 2012, which contributed $33.9 million of total revenues and growth in previously existing studios of 16.5%, which contributed $5.2 million.

Studio fees, which represented 83.3% of our total revenue, increased $31.9 million, or 103.6%, to $62.7 million for the year ended December 31, 2013, compared to $30.8 million for the year ended December 31, 2012. The increase in studio fees was attributable to an increase in number of rides and average price per ride.

Other revenue increased $7.2 million, or 134.6%, to $12.6 million for the year ended December 31, 2013 from $5.4 million for the year ended December 31, 2012. Other revenue primarily includes sales of clothing, accessories and beverages and shoe rental revenue. Other revenue increased due to the opening of new studios and an increase in riders at existing studios.

Operating expenses

	For the Year Ended December 31,
($000’s)	2013	2012	% Variance
Compensation and related	$28,227	$14,979	88.4%
General and administrative	14,972	7,392	102.5%
Rent and occupancy	6,053	2,829	114.0%
Depreciation and amortization	3,334	1,150	189.9%
Retail cost of sales	4,145	1,975	109.9%

Total operating expenses, net	$56,731	$28,325	100.3%

Compensation and related.    Compensation and related expenses were $28.2 million for the year ended December 31, 2013, an increase of $13.2 million, or 88.4%, from $15.0 million in 2012. As a percentage of revenue, compensation and related expenses decreased 3.9%, to 37.5% from 41.4% for the comparable period. The decrease as a percentage of revenue was primarily due to a decrease in average instructor pay rates from the year ended December 31, 2012 which resulted from compensation at lower rates in connection with new studio expansion.

General and administrative.    General and administrative expenses were $15.0 million for the year ended December 31, 2013, an increase of $7.6 million or 102.5%, from $7.4 million for the year ended December 31, 2012. General and administrative expenses increased primarily as a result of new studio openings. As a percentage of revenue, general and administrative expenses decreased to 19.9% for the year ended December 31, 2013, from 20.4% in the prior year.

Rent and occupancy.    Rent and occupancy expense was $6.1 million for the year ended December 31, 2013, an increase of $3.3 million or 114.0%, from $2.8 million for the year ended December 31, 2012. This increase was primarily due to additional rent and related expenses incurred in connection with our new openings. As a percentage of revenue, rent and occupancy expense increased to 8.0% for the year ended December 31, 2013 from 7.8% in the prior year. The increase as a percentage of revenue was primarily driven by an increase in rent and occupancy due to acquiring additional corporate office space to accommodate growth.

Depreciation and amortization.    Depreciation and amortization expense was $3.3 million for the year ended December 31, 2013, an increase of $2.1 million, or 189.9%, from $1.2 million for the year ended December 31, 2012. This increase was primarily attributable to an increase in depreciation expense resulting from leasehold improvements and new equipment for our new studio openings. As a percentage of revenue, depreciation and amortization increased to 4.4% from 3.2% for the year ended December 31, 2012.

Retail cost of sales. Retail cost of sales were $4.1 million for the year ended December 31, 2013, an increase of $2.1 million or 109.9% from $2.0 million for the year ended December 31, 2012. This increase was primarily attributable to an increase in cost of sales relative to an increase in retail sales.

Total operating expenses, net.    Total operating expenses, net, were $56.7 million for the year ended December 31, 2013, an increase of $28.4 million or 100.3%, from $28.3 million for the year ended December 31, 2012. As a percentage of revenue, operating expenses decreased to 75.3% in 2013 from 78.3% in the prior year. The decrease as a percentage of revenue was primarily due to a decrease in compensation and related expenses as a percentage of revenue.

Net income

	For the year ended December 31,
($000’s)	2013	2012	% Variance
Total revenue	$75,308	$36,170	108.2%
Total operating expenses, net	56,731	28,325	100.3%

Income from operations	18,577	7,845	136.8%
Interest expense, net	148	8	—%

Income before income taxes	18,429	7,837	135.2%
Provision for income taxes	632	214	195.3%

Net income	$17,797	$7,623	133.5%

Interest expense, net.    Interest expense, net, consisted of interest expense on our revolving line of credit with our majority equityholder, EHI, and interest on automobile loans. Interest expense, net, totaled $0.1 million and less than $0.1 million for the years ended December 31, 2013 and 2012, respectively.

Provision for income taxes.    Provision for income taxes increased $0.4 million, resulting from an increase in New York City unincorporated business taxes of $0.4 million as a result of an increase in our taxable income. We were not subject to U.S. federal income tax during these periods.

Net income.    As a result of the reasons discussed above, net income was $17.8 million for the year ended December 31, 2013 compared to net income of $7.6 million for the year ended December 31, 2012.

Liquidity and Capital Resources

Historically, we have satisfied our liquidity needs primarily through cash generated from operations and, if necessary, our revolving line of credit with EHI. Our principal liquidity needs include capital expenditures for the development of new studios and other capital expenditures necessary to improve existing studios, primarily leasehold improvements and additional furniture and fixtures.

Based upon our current level of operations, we believe that our cash balance on hand following the application of the proceeds of this offering, our cash flow from operations and our ability to draw on a line of credit available under a new credit agreement, which we expect to have in place on or before the closing of this offering, will be adequate to meet our short- and long-term liquidity requirements. We estimate that each studio opening requires a cash outlay of between $2.0 million and $2.5 million, depending on size and location.

We utilize operating lease arrangements for all of our studios. We believe that our operating lease arrangements continue to provide the appropriate leverage for our capital structure in a financially efficient manner. Because we lease all of the properties related to our studios, as well as our corporate office, we do not have any debt that is secured by real property.

Selected Cash Flow Data

The following table and discussion presents, for the periods indicated, a summary of certain cash flow data from operating, investing and financing activities.

	For the three months ended March 31,		For the year ended December 31,
	2015	2014	2014	2013	2012
($000’s)	(unaudited)
Provided by operating activities	$12,607	$5,655	$39,741	$27,975	$13,138
Used in investing activities	(11,810)	(7,252)	(34,911)	(26,408)	(13,234)
(Used in) provided by financing activities	(8)	2,193	(3,725)	688	(504)
Increase in cash and cash equivalents	789	596	1,105	2,255	(600)
Cash and cash equivalents at beginning of period	5,762	4,657	4,657	2,402	3,002
Cash and cash equivalents at end of period	$6,551	$5,253	$5,762	$4,657	$2,402

Three Months Ended March 31, 2015, Compared to Three Months Ended March 31, 2014

Net cash provided by operating activities

Net cash provided by operating activities was $12.6 million for the three months ended March 31, 2015 as compared to $5.7 million for the three months ended March 31, 2014. The increase is primarily due to changes in accounts payable and accrued expenses and an increase in income from operations before non-cash charges for the three months ended March 31, 2015 compared to the three months ended March 31, 2014 as a result of an increase in our studios.

Net cash used in investing activities

Primarily as a result of our studio expansions, we invested $11.8 million for the three months ended March 31, 2015 as compared to $7.3 million for the three months ended March 31, 2014. The $11.8 million and $7.3 million used in investing activities is comprised of capital expenditures for our studio renovations and new locations for the three months ended March 31, 2015 and 2014. We expect to continue investing in capital expenditures in accordance with our expansion strategy.

Net cash (used in) provided by financing activities

Net cash used in financing activities was less than $0.1 million for the three months ended March 31, 2015 as compared to net cash provided by financing activities of $2.2 million for the three months ended March 31, 2014. The change was primarily due to $2.2 million drawn on our revolving line of credit with EHI during the three months ended March 31, 2014 to fund capital expenditures during that period.

Year Ended December 31, 2014, Compared to Year Ended December 31, 2013

Net cash provided by operating activities

Net cash provided by operating activities was $39.7 million for the year ended December 31, 2014 as compared to $28.0 million for the year ended December 31, 2013. The increase was primarily due to an increase in income from operations before non-cash charges for the year ended December 31, 2014 compared to the year ended December 31, 2013 as a result of an increase in our studios.

Net cash used in investing activities

Primarily as a result of our studio expansions, we invested $34.9 million for the year ended December 31, 2014 as compared to $26.4 million for the year ended December 31, 2013. The $34.9 million and $26.4 million used in investing activities is comprised of capital expenditures for our studio renovations and new locations for the years ended December 31, 2014 and 2013. We expect to continue investing in capital expenditures in accordance with our expansion strategy.

Net cash (used in) provided by financing activities

Net cash used in financing activities was $3.7 million for the year ended December 31, 2014 as compared to net cash provided by financing activities of $0.7 million for the year ended December 31, 2013. The change was primarily due to a net $3.0 million drawn on our revolving line of credit with EHI for the year ended December 31, 2013. No net cash was drawn for the year ended December 31, 2014. In addition, there was an increase of $1.4 million in member distributions resulting from an increase in distributable income.

Year Ended December 31, 2013 Compared to Year Ended December 31, 2012

Net cash provided by operating activities

Net cash provided by operating activities was $28.0 million for the year ended December 31, 2013 as compared to $13.1 million for the year ended December 31, 2012. The increase was primarily due to an increase of income from operations before non-cash charges for the year ended December 31, 2013 compared to the year ended December 31, 2012 as a result of an increase in our studios.

Net cash used in investing activities

Primarily as a result of our studio expansions, we invested $26.4 million for the year ended December 31, 2013 as compared to $13.2 million for the year ended December 31, 2012. The $26.4 million and $13.2 million used in investing activities is comprised of capital expenditures for our studio locations for the years ended December 31, 2013 and 2012. We expect to continue investing in capital expenditures in accordance with our expansion strategy.

Net cash provided by (used in) financing activities

Net cash provided by financing activities was $0.7 million for the year ended December 31, 2013 as compared to net cash used in financing activities of $0.5 million for the year ended December 31, 2012. The change was primarily due to a net $3.0 million drawn on our revolving line of credit with EHI for the year ended December 31, 2013 compared to $0.8 million drawn for the year ended December 31, 2012, offset by an increase of $1.1 million in member distributions resulting from an increase in distributable income.

Credit Agreements

Revolving Line of Credit

EHI previously agreed to lend us cash on a revolving and unsecured basis to fund ongoing capital expenditures, which we refer to as our EHI revolver. Our EHI revolver was repaid in full on May 13, 2015 and EHl’s obligation to lend terminated on May 15, 2015. Borrowings under our EHI revolver bore interest at 6.6%, EHI’s cost of capital.

At each of March 31, 2015, December 31, 2014, and December 31, 2013 the outstanding borrowings under our revolver were $3.8 million.

Credit Agreement

On May 15, 2015, SCH entered into a credit agreement with various commercial bank lenders to which we succeeded upon the conversion. Our credit agreement provided us with a $165,000,000 term loan and a $25,000,000 revolving credit facility. We borrowed the full $165,000,000 term loan and $4,000,000 of the revolving credit facility to partially fund the redemption payments to our founders and their family trusts, as more fully described in “The Formation Transactions.” As of              , 2015, the outstanding borrowings under our credit agreement totaled $         million and bear interest at         % per annum, the fluctuating Eurodollar based interest in effect as of such date. As of              , 2015, we have $         million available for borrowing under the revolving credit facility. The outstanding borrowings become due and payable upon the closing of this offering and will be repaid with the proceeds of this offering and financing obtained under a new credit agreement we expect to enter into on or before the closing of this offering.

Borrowings under our credit agreement are secured, subject to permitted liens and other agreed upon exceptions, by a first-priority lien on and perfected security interest in substantially all of our and our subsidiaries’ assets. In addition, our subsidiaries entered into a guaranty, pursuant to which they agreed to guarantee our obligations under the credit agreement. Our credit agreement contains customary representations and warranties and customary events of default, as well as certain affirmative and negative financial covenants, including restrictions concerning the incurrence of indebtedness and liens, mergers, consolidations and acquisitions, sales of assets, the conduct of our business, investments, dividends, redemptions and distributions and affiliated transactions. Our credit agreement contains a financial covenant that requires us to maintain a total leverage ratio according to a specified schedule which, as of June 30, 2015, is set at 4.75:1. It also requires that we maintain an interest coverage ratio of 3.75:1.

We expect our new credit agreement will provide us with financing sufficient to repay the outstanding borrowings due under our current credit agreement and provide an additional source of financing for use in our operations.

Off-Balance Sheet Arrangements

As of March 31, 2015, we did not have any off-balance sheet arrangements, except for operating leases entered into in the normal course of business.

Contractual Obligations

The following table and discussion presents contractual obligations and commercial commitments as of December 31, 2014.

($000’s)	Total	2015	2016-2017	2018-2019	Thereafter
Operating lease obligations	$145,041	$10,031	$24,547	$25,687	$84,776
EHI revolver	$3,750	—	—	—	$3,750

Our EHI revolver was paid in full on May 13, 2015.

We also enter into purchase commitments related to retail, equipment, construction and other service-related arrangements that occur in the normal course of business. Such commitments are excluded from the above table, as they are typically short-term in nature and are not material as of December 31, 2014.

Other long-term liabilities excluded from the above table include non-cash obligations for deferred rent. In addition, other unrecorded obligations that have been excluded from the contractual obligations table include contingent rent payments, property taxes, insurance payments and common area maintenance costs.

Jumpstart Our Business Startups Act of 2012

We chose to “opt out” of the provision of the JOBS Act that permits us, as an “emerging growth company,” to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. As a result, we will comply with new or revised accounting standards as required when they are adopted. Our decision to opt out of the extended transition period provided in the JOBS Act is irrevocable.

Selected Quarterly Financial Data

The following table sets forth selected unaudited financial data for the three months ended March 31, 2015 and 2014 and the years ended December 31, 2014 and 2013. The selected unaudited quarterly data includes all adjustments (consisting of normal recurring adjustments) that, in the opinion of management, are necessary for a fair presentation of the information presented. This information should be read in conjunction with the consolidated financial statements and related notes thereto included elsewhere in this report. Operating results for interim periods are not necessarily indicative of the results that may be expected for a full fiscal year.

	2015	2014				2013
Financial Data: ($000’s)	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Total Revenue	$34,832	$33,311	$28,877	$26,970	$22,793	$20,784	$20,994	$18,569	$14,961
Income from operations	$8,570	$6,162	$7,381	$7,289	$5,707	$1,777	$5,868	$6,046	$4,886

BUSINESS

Founded on the belief that fitness should be inspiring, SoulCycle is a rapidly growing lifestyle brand that strives to empower our riders in an immersive fitness experience. With inspirational coaching and high-energy music, SoulCycle was created to strengthen both the mind and the body. Our goal is to change a typically solitary activity to an inspiring and collective experience.

Our founders, Elizabeth Cutler and Julie Rice, were introduced at a lunch ten years ago and quickly realized they shared a similar vision about the changing role of fitness in our society of over-programmed, always-connected consumers. Traditionally, exercise was viewed as a chore, a box that needed to be checked. We believe that fitness should be joyful, inspiring and help people connect with their true and best selves.

In April 2006, SoulCycle was born in the rear lobby of a former dance studio found on Craigslist, and became an instant hit. What started as a single, 31-bike indoor cycling studio on the Upper West Side of New York City has transformed into a high growth lifestyle brand that, as of March 31, 2015, comprised a community of over 300,000 unique riders who created a discrete online account and attended a paid or complimentary class, in 38 studios across the United States and with social media followers around the world. We believe SoulCycle is leading the global trend towards healthy living and a lifelong quest for meaning, wellness and personal growth.

At SoulCycle, our riders feed off the group’s shared energy and motivation to push themselves to their greatest potential and obtain a deep sense of personal achievement. In a world full of routines, we aim to awaken purpose, possibility and potential. With a motivational workout, a beautiful environment and outstanding personalized customer service, we believe each class can be a transformative experience leading to healthier decisions, relationships and lives. We build a community amongst our riders that we believe enhances our brand and reinforces our customer loyalty.

Though our cycling rooms are digital-free, technology and innovation have always been the backbone of our business. In 2006, our founders created one of the first online reservation systems for fitness classes, which allows our riders to reserve classes for the upcoming week. This reservation system has created a frenzied experience on “Monday at Noon” when approximately 30% of our weekly rides are selected within 15 minutes. Our innovation extends to our proprietary bike and our branded retail line of apparel, which is not only a significant source of revenue, but we believe also serves as a badge of pride for our riders and tremendous awareness generator for our brand. Innovation is our way of doing business.

Our community’s passion for our brand has helped us to deliver strong financial and operating performance, as illustrated by the following:

•	Expanded studio count from 12 studios in 2012 to 36 studios in 2014, representing a compounded annual growth rate “CAGR” of 73%;

•	Increased classes conducted and rides from 25,126 and 969,104 in 2012 to over 81,000 classes and 2.9 million rides in 2014;

•	Expanded total revenue from $36.2 million in 2012 to $112.0 million in 2014, representing a CAGR of 76%;

•	Increased Adjusted EBITDA from $11.2 million in 2012 to $35.7 million in 2014, representing a CAGR of 78% and an Adjusted EBITDA Margin of 32% in 2014; and

•	Increased net income from $7.6 million in 2012 to $25.3 million in 2014.

For a reconciliation of net income to Adjusted EBITDA, a non-GAAP measure, see “Selected Consolidated Financial Data” in this prospectus.

Our Soul

We Aspire to Inspire.    Our mission is to bring Soul to the people. SoulCycle instructors guide riders through an inspirational, meditative fitness experience designed to benefit the body, mind and soul. Set in a dark, candlelit room to high-energy music, our riders move in unison as a pack to the beat, and follow the cues and choreography of the instructor. The experience is tribal. It is primal. And it is fun.

Our classes follow a signature format, yet every SoulCycle experience is unique. Produced to engage every single rider, each carefully curated “cardio party” is fueled by the personalities of our instructors, their uniquely crafted musical playlists and the energy of the room. The signature class includes approximately 35–40 minutes of riding, a five to eight minute upper-body strength series using hand weights and a three minute cool-down stretch. During the class, the instructor leads the rider on an emotional journey that runs parallel to the physical workout. We believe the combination of the physical, musical and emotional aspects of the ride leaves riders inspired and connected to both the brand and the community. Based on the impact we’ve had on our riders’ physical and mental well-being, we believe SoulCycle is more than a business, it’s a movement.

Your Soul Matters.    We are a “culture of yes.” Our core values are service and hospitality. We believe every ride matters, every rider matters. Since we opened our first studio, our focus has been to provide personalized and consistent customer service while creating community for our riders. All of our employees complete initial, as well as ongoing, hospitality training at our “Soul University” to ensure exceptional service across the organization. We empower our managers to treat their studio as their own business and believe this helps foster the entrepreneurial culture upon which we were founded. We care, we work hard and we work together as a team. We encourage our teams to ride as much as they can, as we believe that motivated, engaged and well-trained employees are the key to cultivating our rider communities. We invest considerably in celebrating our teams through programs (such as weekly “SOULccolade”) that reward hard work, creativity, resourcefulness and actions that embody the culture and spirit of our brand.

Pack. Tribe. Community.    At SoulCycle, our riders feed off the group’s shared energy and motivation to push themselves to their greatest potential. In becoming part of our community, our riders are instilled with greater awareness of not only their bodies but also their emotions. We believe this awareness leads to healthier decisions, relationships and lives. We are not a business that values only transactions, rather we create a community that cultivates and sustains relationships. Our immersive culture of inspiration and empowerment contributes to the engaged and connected rider base in each of our studios.

What Sets SoulCycle Apart

We believe the following strengths define our lifestyle brand positioning and are key drivers of our success:

Our SOUL: An aspirational lifestyle brand.    Great brands often begin with an authentic and powerful origin story, and at SoulCycle, we created a radically innovative business that has resonated with consumers and the press since day one. We believe SoulCycle ignited the boutique fitness category and remains the industry’s defining brand.

From the beginning, SoulCycle has attracted a following that includes business leaders, social influencers and celebrities who were drawn to the idea of an elevated, meditative fitness experience. The explosive growth of our brand is fueled by an ever-expanding core of passionate fans who develop a powerful, emotional connection to SoulCycle and are proud to act as Soul evangelists spreading the word to friends, family and followers. We believe the distinctive SoulCycle experience creates passion and loyalty and generates tremendous word-of-mouth brand awareness, fueling our growth.

Our riders arrive early and stay after class to socialize with their fellow riders, the studio teams and instructors. Riders voraciously consume, comment on and share content from our blog and social media channels. SoulCycle apparel has become the uniform of choice both inside and outside the studios. Our silver retail bags can be found in airports, on street corners and in households across the country. We do not have a target demographic because at SoulCycle, ANYONE can be an Athlete, a Legend, a Warrior, a Renegade or a Rockstar. It is the place people come, regardless of their age, athletic ability, size, shape, profession or personality, to connect with their best selves.

In 2014, SoulCycle had over 10,000 unsolicited print and online press placements across local and national news outlets, including publications ranging from The New York Times and The Wall Street Journal to current events and fashion periodicals such as Vanity Fair and Vogue. Furthermore, SoulCycle was included in television programs covering topics ranging from news to pop culture with features in The Colbert Report, Late Night with Jimmy Fallon and the prime time show NCIS.

We have been recognized as being an innovative force both within our industry and beyond, including our being voted one of the World’s Top 10 Most Innovative Companies in Fitness by Fast Company in 2013, and rated the sixth most influential brand on Twitter at the most recent Consumer Electronics Show.

We believe our riders’ engagement with our brand will continue to attract new riders and allow us to maintain what we believe to be our leading, industry-defining position.

What we provide: A one-of-a-kind fitness experience that inspires and delights.    Our focus is to change people’s relationship with exercise by creating a workout that doesn’t feel like WORK. We have accomplished this by consistently delivering an elevated fitness experience that is physically efficient and challenging, spiritually uplifting and above all else, FUN, paired with our focus on offering welcoming and personal service at every touchpoint.

SoulCycle is carefully curated to be different from a gym or a typical fitness experience. Visitors are greeted with a smile by our front desk staff, inspired to open themselves to the possibility of change by our instructors and embraced and encouraged by our community of riders. After the 45-minute journey, riders stay connected to the brand through conversations on our digital and mobile platforms. For many of our riders, SoulCycle is not about how much weight they can lose, rather, it’s about letting go, turning inward and finding the strength to meet life’s daily challenges, overcome obstacles and break through. SoulCycle isn’t in the business of changing bodies: it’s in the business of changing lives.

Our pioneering pay-per-class model is a key motivating factor: every time our customers step into one of our studios, they are making a choice to be there. We therefore consider ourselves obligated to ensure that riders enjoy and find value in each and every studio visit and interaction with our brand. Our studios currently average 72,000 rides per week and 30% of our weekly rides are reserved within the first 15 minutes of availability in the frenzied “Monday at noon” experience when riders can select classes for the upcoming week.

What we create: A community for our riders.    SoulCycle is a business built on relationships. It starts with our leadership and extends through our studio teams, instructors and corporate employees.

Each SoulCycle studio represents a unique community with a distinct personality and flavor. Community building begins well before the doors to each studio open. Our local studio, instructor and marketing teams create awareness and excitement for the brand and attract new riders via grassroots marketing outreach to influencers, businesses, charitable organizations and schools in the community. We deploy a diverse toolkit of marketing strategies and events to appeal to a diverse, cross-generational audience of men and women.

We build our rider communities by developing relationships with our riders and encouraging them to develop relationships with each other every day. The concept of community and mutual support is reinforced in every single SoulCycle class. We ride to the rhythm of the music, moving on the bikes together as a pack. We are accountable to one another during class, and we celebrate our journey together when class comes to a close. We believe the SoulCycle experience fosters loyal communities of riders whose relationships extend well beyond the doors of our studios.

Our physical studio communities are complemented by rapidly growing digital communities that include SoulCycle riders and those who have never ridden in our studios but connect with the SoulCycle lifestyle. As of December 31, 2014, SoulCycle’s social media presence included over 70,000 Instagram followers, 53,000 Facebook fans, 36,000 Twitter followers and 18,000 Spotify followers driven by the approximately 235,000 unique riders who experienced SoulCycle in 2014.

We believe the community we create is essential to the inspiration of the brand and our engagement with our riders.

How we do it: Invest in scaling our empowered instructor and studio teams.    We are truly in the people business and place our instructors and studio teams at the core of our culture. We are intentional about hiring people who genuinely care about others, and who show the capacity to cultivate and sustain meaningful relationships. In hiring our studio teams, we value positivity and problem solving. Our instructor scouting team is always identifying and recruiting charismatic fitness professionals to audition for our eight-week proprietary training program.

At SoulCycle, we have created full-time careers for our instructors, which we believe is unique in the fitness industry. Our instructors teach indoor cycling only at SoulCycle and receive an attractive compensation and benefits package. We want our instructors to feel like they have a real career path at SoulCycle and believe this is a key differentiator versus competitors in the fitness industry.

Our overall training philosophy provides “freedom within a framework” to create structure, but not limit creativity and entrepreneurialism, as we believe empowered employees are the most engaged. In addition to our eight-week instructor training program, we have created “Soul University” with over 40 proprietary training programs to scale the distinctive culture and service of our studio operation.

We believe our instructors and studio teams are not only integral to the class experience, but also core to our brand’s culture and community.

What the numbers say: Highly attractive financial profile and unit economic returns.    Based on our premium and personalized experience, we grew the number of our studios by 44% to 36 in 2014. We believe SoulCycle is portable across markets, as demonstrated by our national presence. The size and layout of our studios are also flexible, as our studios generally range between 2,000 and 5,500 square feet. On average, in 2014, our studios generated annual studio revenue of $4 million and Studio Contribution Margin of 53%. Over the past three years, our new studios have generated on average a payback period of approximately one year. Our compelling unit economics, combined with our focus on profitable growth, help drive an Adjusted EBITDA Margin greater than 30%. We also generate strong Free Cash Flows.

Who we are: An inspired and passionate management team.    Our company is led by our chief executive officer, Melanie Whelan. Drawing from her prior management experience with Equinox, the Virgin Group and Starwood Hotels & Resorts, Ms. Whelan has helped lead SoulCycle’s growth since 2012 by managing and scaling the 38-studio field operation as well as overseeing all corporate functions. Our founders, Elizabeth Cutler and Julie Rice, who serve as our co-chief creative officers, have been recognized by multiple third parties as leading innovators and as the creators of one of the most influential brands. Our chief financial officer, Larry M. Segall, a member of SCH’s board of managers since 2011, recently joined us from Equinox, having served as its chief financial officer over the past 10 years, a position where he was directly responsible for the oversight of all aspects of our financial, accounting and administrative functions.

SoulCycle’s Growth Strategy

Key elements to our growth strategy are:

Expanding our studio base.    We believe that new studio openings present one of the greatest opportunities to continue to drive growth. Since opening our first studio in 2006, we have expanded significantly and as of March 31, 2015, operate 38 studios across seven metropolitan areas. We believe there is significant whitespace to continue expanding in both existing and new U.S. markets, with both urban and suburban locations and a long-term opportunity to grow our current SoulCycle domestic footprint to at least 250 studios. We have a disciplined site selection process and employ rigorous analytics to identify new studio locations in attractive markets. We opened 11 new studios in 2014 and 13 studios in 2013. Over the past several years, we have invested in our infrastructure and personnel and believe that our company is well-positioned to open at least 10 to 15 new studios per year for the next several years. In addition, we believe that the SoulCycle brand can be successfully transported abroad, as demonstrated by international recognition and social media followers, which would represent growth incremental to our planned domestic footprint.

Optimizing our market presence.    Given the passion and loyalty with our current community and growing brand awareness in circles outside our footprint, we believe there is an opportunity to optimize our market presence as measured by rides per day. We have several initiatives underway to both attract new riders and increase the frequency of rides by our existing community. Such initiatives include “clustering” of new studios in existing markets to further increase brand awareness, increasing engagement through targeted messaging and our website and enhancing the in-studio experience through amenity and technology-based service programs. The SoulCycle community is committed, engaged and outsized given our 38 studio footprint as of March 31, 2015.

Growing the SoulCycle community.    We continue to grow the SoulCycle community through our grassroots marketing initiatives, our digital and social customer engagement programs and our corporate social responsibility activities. This strong engagement with our community elicits inspiring rider testimonials, which are published on our website and attracted 5.6 million unique visits in 2014. In April

2015, we launched our SoulCycle app, which received approximately 26,000 downloads in the first 24 hours and was ranked #6 in the iTunes App Store for “Best New Apps” on launch and #1 Featured App in the “Health and Fitness” category. As part of our hospitality-focused culture, we maintain continual dialogue with our riders through our “Your Soul Matters” team, responding to 50,000 rider emails annually, and our Twitter feed, which primarily consists of conversations: riders actively reaching out and receiving an immediate response in real-time. On Twitter, our followers increased by 66% in 2014, while our highly responsive social media team maintained our fan engagement around 89%. We will continue to increase our social media presence through Instagram, Facebook, Twitter and Spotify as part of our relentless commitment to customer service. By hosting fundraising and community building rides sponsored by our riders, we raised over $2.0 million for a variety of philanthropic organizations in 2014. We welcome the opportunity to give back to our communities by creating impactful experiences for their charitable organizations. The meaningful community interactions across our digital platforms and our corporate social responsibility initiatives nurture the continued growth of our brand.

Brand extension opportunities.    We believe we can continue to extend and monetize the SoulCycle brand beyond the walls of our studios primarily in the areas of retail and digital content.

Retail

Our branded retail line of apparel, sourced from a selective assortment of premium brands, strengthens rider engagement and allows us to garner a larger share of riders’ spend. We unveil a new, limited production, retail collection every month to generate excitement about the latest product as well an urgency to purchase these latest offerings given their limited availability. Our line was recently featured in Women’s Wear Daily, Self and Lucky. We believe there is a considerable opportunity to expand our retail brand going forward.

Digital

We believe a clear opportunity exists to expand our digital platform with content created or curated by our world-renowned instructor talent. Additionally, we believe there is also an opportunity to expand SoulCycle class content to an “at-home” audience. We intend to explore these brand extension opportunities going forward.

Our Studios

As of March 31, 2015, our studio footprint included 38 locations nationally in seven metropolitan areas. Each studio is a destination within its urban or suburban community. Our studios are predominantly located on the first floor with highly visible exteriors, prominently displaying the SoulCycle logo, the yellow SoulCycle Wheel. We also have studios located in select seasonal locations, such as the Hamptons.

In 2014, our average studio comprised approximately 3,700 square feet. We are committed to providing our riders with an inviting and inspiring studio environment. The interior of the studio features a front desk, a retail display, a locker area, restrooms and the cycling room and has branded vinyl throughout. When riders arrive at our studios, they check in at the front desk, where they can rent shoes, purchase bottled water and are offered complementary amenities such as hair ties, chewing gum and ear plugs. The retail display features SoulCycle premium apparel and accessories available for purchase. The cycling room generally has a front wall covered with mirrors and rows of bikes that surround the instructor and our SoulCycle mantra. The instructor is stationed at the front of the room on a podium, custom designed to accommodate additional in-room amenities such as weights, towels and gel seats, with candles around the bike. All of our studios incorporate state-of-the-art sound systems to support our class experience.

The following studio list shows the number of studios operated in the U.S. as of March 31, 2015.

Market	Number of Studios
New York City	13
New York Metro(1)	10
Southern California	7
Northern California	4
Washington D.C. Metro	2
Boston Metro	1
Southern Florida	1

Total	38

(1)	New York Metro includes studios located on Long Island and in Westchester County, New York, and in Connecticut and New Jersey.

Studio Expansion and Site Selection

We opened our first studio on New York City’s Upper West Side in 2006, and we have expanded our studio base to other locations in New York City, suburban locations around New York City, Los Angeles, San Francisco and most recently Boston, Washington D.C. and Miami. We operate 38 studios as of March 31, 2015. Over the next few years, our new studio growth will be balanced between adding studios within existing core markets and entering new markets, in both urban and suburban locations. We intend to open at least 10 to 15 new studios per year for the next several years.

We have adopted a disciplined, highly analytical approach to selecting studio locations. We seek to open studios in locations that support the brand image, targeting street locations that have good visibility and ease of access. We target locations based on market characteristics, demographic and psychographic characteristics, including income and education levels and the presence of key retailers, restaurants and/or corporations, population density and other key characteristics.

Our Digital Platform

In 2006, our founders created one of the first online reservation systems for fitness classes, which allows our riders to reserve classes one week in advance. Our digital platform is comprised of our website, www.soul-cycle.com, and our recently-launched SoulCycle app, which allows our riders to buy and reserve classes from their phones. Across our website, app and social media, our digital community content and eCommerce platform cultivate our community, extending our brand and rider engagement beyond the studio.

Both our website and app feature our class schedules for each of our locations and profiles for each of our instructors. We aim to replicate the inspiration that our in-studio experience offers through a community section of the website that shows stories, pictures and tweets from our loyal following base. Our digital platform is important to the overall experience, as riders use our website and app to discover our classes, familiarize themselves with our instructors, reserve their bikes and engage with our brand. Through our digital platform, we offer theme rides and seasonal programming to help drive traffic to our studios, such as “Movember,” “TurkeyBurn,” “December is the New January” and “ReSOULution.”

Marketing

We use a grassroots marketing strategy to build brand awareness and drive riders to our studios. Before a new studio opens, we create excitement for our brand by engaging directly in the communities around our studios through our brand evangelists. Our brand evangelists reach out to businesses, charities and schools in the community. We use different marketing strategies and promotions to appeal to both women and men as well as a broad age group. It is our rider experience that drives word-of-mouth marketing, which encourages new riders to try SoulCycle. As part of marketing the brand, we offer new riders the opportunity to try a SoulCycle class at a reduced price. We also offer a branded retail line of apparel which we believe serves as a badge of honor for our riders and generates tremendous awareness for our brand.

We maintain an active social media program and have developed a strong presence on various social media platforms with a total following base as of December 31, 2014 of over 177,000, including over 70,000 Instagram followers, 53,000 Facebook fans, 36,000 Twitter followers and 18,000 Spotify followers. In addition, we take a proactive approach to public relations through national, local and trade media outlets. In 2014, SoulCycle was referenced in 10,335 press stories.

Sourcing and Manufacturing

Our proprietary bike is specifically designed to optimize the SoulCycle workout and produced to our specifications by a third-party vendor. We source apparel and related products from other third-party vendors as well. The bikes are developed in conjunction with a third-party design group and are manufactured exclusively for SoulCycle. To ensure that we continue to provide our riders with the best experience possible, our team works closely with our suppliers to incorporate innovative elements for the SoulCycle bike and ensure that the retail products meet our specifications. Our bikes include characteristics such as an innovative frame design, dual binding pedals that are the most advanced high performance pedals used on any indoor cycle in the market, a split seat, custom weight holders and a resistance knob that depicts the SoulCycle Wheel.

For our apparel line, we maintain approximately 30 vendor relationships and actively seek new vendor partners. All of our retail products are manufactured by third parties. Three of our vendors accounted for 63% of our retail product offering at March 31, 2015.

Management Information Systems

Our management information systems provide a full range of business process support to our studios, our studio operations and support center teams. We believe our systems provide us with enhanced operational efficiencies, scalability, increased management control and timely reporting that allow us to identify and respond to trends in our business.

Our Competition

We compete with other cycling-oriented competitors, general health and fitness clubs, private studios, amenity and condominium clubs and, to a certain extent, the home-use fitness equipment industry that offer or make available cycling alternatives. The fitness industry is highly fragmented and we face competition from individual boutique fitness studios. We believe that we successfully compete on the basis of our differentiated fitness experience and our premium brand. Additionally, we believe that our culture of service and our focus on community differentiates us from our competitors and allows us to strengthen customer loyalty.

Employees

As of March 31, 2015, SoulCycle had approximately 1,237 employees, of whom approximately 212 are instructors, 156 are corporate personnel and 869 are studio employees. None of our employees are currently covered by a collective bargaining agreement. We have had no labor-related work stoppages and we believe our relations with our employees are very good.

The recruitment and training of our employees and the consistency and quality of the service they deliver are central to the SoulCycle experience. We invest extensive resources into the initial and ongoing training of our instructors and all studio staff. Given the importance of our instructors, we are highly selective in accepting new trainees.

Property

Our principal executive and administrative offices are located at 609 Greenwich Street, New York, New York 10014. We also lease a 5,225 square foot bike warehouse facility in Brooklyn, New York under a lease that expires in 2020.

Legal Proceedings

We are, from time to time, subject to claims and suits arising in the ordinary course of business. Although the outcome of these and other claims cannot be predicted with certainty, management does not believe that the ultimate resolution of these matters will have a material adverse effect on our financial position or on our results of operations.

Intellectual Property

We regard intellectual property and other proprietary rights as important to our success. We own 14 trademarks that have been registered in the United States and abroad. Also, the SoulCycle wall mantra that appears in each SoulCycle studio is protected under U.S. copyright law. In addition, we own 178 domain names, including soul-cycle.com.

We also rely upon trade secrets and know-how to develop and maintain our competitive position. We protect our intellectual property rights through a variety of methods, including enforcing trademark and trade secret laws, as well as utilizing confidentiality agreements with vendors, employees, consultants and others who have access to our proprietary information.

We must constantly protect against any infringement by competitors. If a competitor infringes on our trademark rights, we regularly take action to protect our rights, which could result in litigation, in which case, we may incur significant expenses and divert significant attention from our business operations.

MANAGEMENT

Our Directors and Executive Officers

Set forth below are the names, ages and positions of our directors and executive officers after giving effect to our Formation Transactions, and the persons who have agreed to become directors upon the completion of this offering, whom we refer to as our director nominees:

Name	Age	Positions
Harvey J. Spevak	51	Executive Chairman of the Board and Director
Elizabeth P. Cutler	48	Founder, Co-Chief Creative Officer and Director
Julie J. Rice	45	Founder, Co-Chief Creative Officer and Director
Melanie Whelan	37	Chief Executive Officer
Larry M. Segall	60	Executive Vice President, Chief Financial Officer and Director
Kevin S. Morris	54	General Counsel, Secretary and Director
Sarah Robb O’Hagan	43	Director
Scott M. Rosen	57	Director
Jeffrey Weinhaus	49	Director
Paul Tizik	51	Director
Greg Hill	46	Director
Carlos Becil	48	Director
Renée Durocher	48	Director

(1)	Member of audit committee
(2)	Member of compensation committee
(3)	Member of nominating and governance committee

Biographical Information

Set forth below is biographical information for our directors, executive officers and director nominees.

Harvey J. Spevak has served as a member of the board of managers of SoulCycle Holdings, LLC since May 2011 and became a director of SoulCycle Inc. upon its organization in May 2015 and later that month was appointed executive chairman of the board. Mr. Spevak has been president and chief executive officer of Equinox since December 1999 after joining Equinox as president and chief operating officer and a member of its board of directors in January 1999. Prior to joining Equinox, Mr. Spevak served as the vice president of Chelsea Piers.

Elizabeth P. Cutler is a founder of our company and our co-chief creative officer. She served as co-chief executive officer from May 2011 until June 2015. She has served as a member of the board of managers of SoulCycle Holdings, LLC since May 2011 and became a director of SoulCycle Inc. upon its organization in May 2015.

Julie J. Rice is a founder of our company and our co-chief creative officer. She served as co-chief executive officer from May 2011 until June 2015. She has served as a member of the board of managers of SoulCycle Holdings, LLC since May 2011 and became a director of SoulCycle Inc. upon its organization in May 2015.

Melanie Whelan was appointed our chief executive officer in          2015 after serving as our chief operating officer since December 2014. Previously since April 2012, Ms. Whelan served as a senior officer responsible for our strategic planning and day to day operations. From January 2007 until

2012, Ms. Whelan served as vice president-business development at Equinox. Prior to joining Equinox, Ms. Whelan served as vice president-corporate development at Virgin USA, a business unit of the Virgin Group Ltd., from June 2002 to January 2007, and prior thereto was employed as a corporate development professional by Starwood Hotels & Resorts Worldwide, Inc.

Larry M. Segall has served as a member of the board of managers of SoulCycle Holdings, LLC since May 2011 and became a director of SoulCycle Inc. upon its organization in May 2015. Mr. Segall was appointed our full time chief financial officer in             2015. Prior thereto since August 2005, Mr. Segall served as chief financial officer of Equinox, having initially served as executive vice president commencing in April 2005. During his tenure with Equinox, Mr. Segall served in an oversight capacity as our chief financial officer since May 2011. From 2001 to 2005, Mr. Segall served as senior vice president-finance of Paxar Corporation, a global provider of merchandise systems to retailers and apparel manufacturers. Prior to joining Paxar, Mr. Segall served as chief financial officer and administrative vice president of Vitamin Shoppe Industries, Inc. from 1997 to 2001. Previously, over a 13-year period, he held various executive level finance and management posts at Tiffany & Co. including his last position as senior vice president-logistics and merchandising planning.

Kevin S. Morris became a director of SoulCycle Inc. upon its organization in May 2015 at which time he became our vice president, general counsel and secretary having served as vice president and general counsel of our predecessor since December 2012. Mr. Morris has served as vice president, general counsel and secretary of Equinox since December 2012. Prior to joining Equinox, Mr. Morris was employed for over 25 years in various legal positions supporting the development and operation of global brands, including six years with Rudnick & Wolfe (a predecessor to the law firm DLA Piper LLP), followed by seven years at McDonald’s Corporation, ten years at Hyatt Hotels Corporation and three years in his own private practice.

Board of Directors

Board Composition

Our business and affairs are managed under the directors of our board of directors which consists of                  members, a majority of whom are independent under                                      Rules.

Upon completion of this offering, our amended and restated certificate of incorporation and amended and restated bylaws that will then be effective will provide for a staggered, or classified, board of directors consisting of three classes of directors, each serving staggered three-year terms, as follows:

•	the Class I directors will be , and , and their terms will expire at the annual meeting of stockholders to be held in 2015;

•	the Class II directors will be , and , and their terms will expire at the annual meeting of stockholders to be held in 2016; and

•	the Class III directors will be , and , and their terms will expire at the annual meeting of stockholders to be held in 2017.

Upon expiration of the terms of a class of directors, directors for that class will be elected for three-year terms at the annual meeting of stockholders in the year in which that term expires. Each director’s term continues until the election and qualification of his or her successor, or his or her earlier death, resignation or removal. Any increase or decrease in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. This classification of our board of directors may have the effect of delaying or preventing changes in control of our company.

We will not elect to be treated as a “controlled company” following this offering.

Director Independence

Our board of directors has undertaken a review of its composition, the composition of its committees and the independence of each director. Based upon information requested from and provided by each director concerning his background, employment and affiliations, including family relationships, our board of directors has determined that none of the non-employee members of our board of directors has a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each non-employee director is “independent” as that term is defined under the applicable rules and regulations of the Securities and Exchange Commission, or the SEC, and the listing requirements and rules of                                                  . In making this determination, our board of directors considered the current and prior relationships that each non-employee director has with our company and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director.

Board Committees

As of the closing of this offering, our board of directors will establish an audit committee, a compensation committee and a nominating and corporate governance committee. Our board of directors may also establish such other committees as it deems appropriate, in accordance with applicable laws and regulations and our amended and restated certificate of incorporation and amended and restated bylaws.

Audit Committee

Our audit committee will consist of             ,              and              and              will serve as the committee’s chairperson. All of the directors on this committee will be “independent” as defined under and required by the federal securities laws and                  Rules. We also expect that our board of directors will determine that                  is an “audit committee financial expert,” as that term is defined by the SEC. The audit committee has direct responsibility for the appointment, compensation, retention and oversight of the work of our independent registered public accounting firm, KPMG LLP. The audit committee will oversee our related party transaction policies. It is also responsible for “whistle-blowing” procedures and certain other compliance matters.

Compensation Committee

Our compensation committee will consist of             ,              and              and              will serve as the committee’s chairperson. All of the directors on this committee will be independent under                  Rules. Among other things, the compensation committee will review, and will make recommendations to the board of directors regarding, the compensation and benefits of our executive officers. The compensation committee will also administer the issuance of stock options and other awards under our equity incentive plans and will establish and review policies relating to the compensation and benefits of our employees and consultants.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee will consist of             ,              and              and              will serve as the committee’s chairperson. All of the directors on this committee will be independent under                  Rules. The nominating and corporate governance committee will be responsible for, among other things, developing and recommending to our board of directors our corporate governance guidelines, identifying individuals qualified to become board members, overseeing the evaluation of the performance of the board of directors, selecting the director nominee for the next annual meeting of stockholders and selecting director candidates to fill any vacancies on the board of directors.

Compensation Committee Interlocks and Insider Participation

No member of the compensation committee is an officer or employee of the company. None of our executive officers serves, or has served during the past fiscal year, as a member of the board of directors or compensation committee of any other company that has one or more executive officers serving as a member of our board of directors.

Code of Conduct and Ethics

Our board of directors has adopted a code of conduct and ethics. Our current code of conduct and ethics applies to all of our employees, officers and directors, including our co-chief executive officers and senior financial officers. Upon or prior to the effectiveness of the registration statement of which this prospectus forms a part, we will post the full text of the code on our corporate website at www.soul-cycle.com under the Investor Relations section. We intend to disclose future amendments to our code of conduct and ethics, or certain waivers of such provisions, at the same location on our website identified above and also in our public filings. Our code of conduct and ethics is a “code of ethics,” as defined in Item 406(b) of Regulation S-K. The inclusion of our website address in this prospectus does not include or incorporate by reference the information on our website into this prospectus.

Director Compensation

None of our directors received compensation as a director during 2014. Effective upon the closing of this offering, we intend to approve and implement a director compensation policy that will be applicable to all of our non-employee directors.

EXECUTIVE COMPENSATION

As an emerging growth company, we have opted to comply with the executive compensation rules applicable to “smaller reporting companies,” as that term is defined under the Securities Act. We discuss below the executive compensation program for our two co-chief creative officers, Elizabeth P. Cutler and Julie J. Rice, and our chief executive officer, Melanie Whelan, who were “named executive officers” during 2014 and are named in the summary compensation table below. Until                  2015, when Ms. Whelan was appointed our chief executive officer, Ms. Cutler and Ms. Rice served as our co-chief executive officers. Prior to her promotion, Ms. Whelan served as our chief operating officer to which she was appointed in December 2014.

Summary Compensation Table

The following table presents summary information regarding the total compensation for services rendered in all capacities that was earned by our named executive officers during the year ended December 31, 2014.

Name and principal position	Year	Salary ($)(1)	Bonus ($)(1)	Total ($)
Elizabeth P. Cutler, Co-Chief Creative Officer(2)	2014	600,000	600,000	1,200,000

Julie J. Rice, Co-Chief Creative Officer(2)	2014	600,000	600,000	1,200,000

Melanie Whelan, Chief Executive Officer(2)	2014	325,000	126,750	451,750

(1)	The amounts reported in these columns represent discretionary bonuses awarded in excess of amounts payable under their prior employment agreements.
(2)	Ms. Cutler and Ms. Rice served as co-chief executive officer until 2015 when Ms. Whelan was promoted to chief executive officer from her prior position as chief operating officer to which she was appointed in December 2014.

Narrative to Summary Compensation Table

2014 Salaries and Bonuses

The named executive officers receive a base salary to compensate them for services rendered to our company. The base salary payable to each named executive officer is intended to provide a fixed component of compensation reflecting the executive’s skill set, experience, role and responsibilities.

Ms. Cutler and Ms. Rice were paid base salaries and bonuses for 2014 that were in excess of amounts payable under their prior employment agreements. They were each paid $600,000 in salary and $600,000 in bonus payments, representing an increase in compensation from the $400,000 in salary and $100,000 payable pursuant to their prior employment agreements.

New Employment Agreements and Incentive Plans

New Employment Agreements with Founders

In connection with the Formation Transactions, we entered into new employment agreements with each of our founders, Elizabeth P. Cutler and Julie J. Rice, effective as of April 6, 2015. These agreements replace our prior employment agreements with Ms. Cutler and Ms. Rice. The material terms of the new employment agreements are summarized below. The following summaries do not contain all of the terms of such agreements, and we refer you to the agreements, which are included as exhibits to this registration statement, of which this prospectus forms a part, for a complete understanding of the terms thereof.

Employment Term and Position.    The initial term of employment of each of Ms. Cutler and Ms. Rice expires on December 31, 2018, subject to automatic one-year extensions provided that neither party provides written notice of non-extension within 30 days of the expiration of the then-current term. We appointed Melanie Whelan as chief executive officer in              2015, and under the terms of the employment agreements, Ms. Cutler and Ms. Rice will serve as co-chief creative officer.

Base Salary, Annual Bonus, Equity Compensation and Other Benefits.    Pursuant to their employment agreements, both Ms. Cutler and Ms. Rice will be entitled to initial base salaries at an annualized rate of $618,000 in 2015, with increases in subsequent years in accordance with the terms of the employment agreements.

In addition, pursuant to their employment agreements, each of Ms. Cutler and Ms. Rice will be eligible to receive annual performance-based cash bonuses based on the level of EBITDA achieved by the Company for each year as a percentage of the target EBITDA established in the annual budget approved by our board of directors for such year. The minimum percentage achievement required to earn an annual bonus is 90%; no bonus will be earned if the 90% threshold is not achieved. If the percentage achieved for the calendar year is (i) equal to or greater than 90% but less than 95%, the cash bonus earned will be 40% of base salary, (ii) is equal to or greater than 95% but less than 96%, the cash bonus earned will be 60% of base salary, (iii) is equal to or greater than 96% and less than 100%, the cash bonus earned will be 60% of base salary, plus a prorated portion of 40% of base salary equal to the ratio of (x) the excess of the percent achieved over 95% to (y) 5%, (iv) equal to 100%, the cash bonus earned will be 100% of base salary and (v) greater than 100%, the cash bonus earned will be 100% of base salary, plus 5% of base salary for each additional one percent achieved over 100%, subject to a cap of 110% percent achieved (i.e., equating to a maximum possible earned bonus of 150% of base salary).

Ms. Cutler and Ms. Rice are also eligible to participate in or receive benefits under our various employee benefit plans, policies or arrangements which are made available to our senior executives.

Severance.    Each employment agreement is terminable on 60 days’ prior notice and provides for severance payable upon a termination by us without “cause” (as defined below) or by Ms. Cutler or Ms. Rice for “good reason” (as defined below). If either of them are terminated without cause or either of them resign for good reason, she will be entitled to (i) any accrued but unpaid base salary or incentive bonus as of the termination of employment, referred to as the accrued obligations, (ii) the benefit of exculpation and indemnification obligations to which we succeeded in connection with our formation upon the conversion, referred to as the indemnification obligations, (iii) if either of them have worked a full calendar year and are terminated without cause or she resigns for good reason after the end of such calendar year but prior to the payment of the incentive bonus for such calendar year, then she will be entitled to receive the incentive bonus, if any, for such calendar year, (iv) a pro-rated incentive bonus, if any, for the calendar year during which their employment was terminated and (v) subject to compliance with certain restrictive covenants set forth in the employment agreements, severance payments in an annualized amount equal to base salary, at the rate in effect immediately prior to the termination of her employment over the duration of the 30-month period following termination.

We may terminate Ms. Cutler’s or Ms. Rice’s employment for “cause” upon (i) their committing theft or misappropriation of Company property, (ii) their conviction of, or entering a plea of guilty or nolo contendere, to a crime that constitutes a felony, or (iii) their material breach of their employment agreement which has not been cured in 30 days after receiving written notice from the Company specifying the nature of the breach.

Ms. Cutler and Ms. Rice may resign for “good reason” after the occurrence, without their consent, of (a) any materially different change in duties and responsibilities that result in a substantial diminution of such duties and responsibilities (other than as a result of the hiring of a replacement CEO), (b) a reduction in the rate or failure to timely pay their base salary or incentive bonus, (c) a relocation to anywhere other than New York, New York, and (d) any other material breach by the Company of the employment agreement or by EHI or the Company of any other agreement with Ms. Cutler or Ms. Rice, as applicable.

If we terminate either co-chief executive officer for cause or either resigns for other than good reason, she will be entitled to (i) the accrued obligations, (ii) the indemnification obligations and (iii) if she has worked a full calendar year and she resigns without good reason after the end of such calendar year but prior to the payment of the incentive bonus for such calendar year, then she will be entitled to receive the incentive bonus, if any, for such calendar year.

Restrictive Covenants.    Pursuant to their respective employment agreements, Ms. Cutler and Ms. Rice will be subject to certain non-competition and non-solicitation restrictions for a 30-month period after termination of employment. During the restricted period, Ms. Cutler and Ms. Rice may not directly or indirectly, own any interest in, operate, join (other than as a customer), control or participate as a partner, director, principal, officer, agent or spokesperson of, enter into the employment of, act as a consultant or contractor to, or perform any services, paid or unpaid, for, or solicit investments in, any entity that is engaged in any business providing any form of in-premises fitness related training or classes, other than full service health clubs and/or gyms, in any jurisdiction in which the Company or any of its affiliates operates. Ms. Cutler and Ms. Rice may not directly or indirectly, for their own account or the account of any other party, in any jurisdiction in which the Company or any of its affiliates (including, without limitation, EHI) operates, has commenced or made plans to commence operations, (i) solicit or induce any person who is a member or customer of the Company or any of its affiliates to alter or terminate his or her membership or customer relationship with the Company or any of its affiliates (including, without limitation, EHI), (ii) solicit for employment anyone who was an employee of ours during the six-month period prior to such solicitation or (iii) induce any employee of the Company to terminate his or her employment with the Company. In addition, Ms. Cutler and Ms. Rice may not divulge confidential and other information regarding the Company to any third party and are subject to certain non-disparagement restrictions.

New Employment Agreement with Our Chief Executive Officer

We intend to enter into an employment agreement with Melanie Whelan in connection with her appointment as chief executive officer effective as of             , 2015. The material terms of the employment agreement with Ms. Whelan are summarized below. The following summary does not contain all of the terms of such agreements, and we refer you to the agreement, which will be included as an exhibit to this registration statement, of which this prospectus forms a part, for a complete understanding of the terms thereof.

Employment Term and Position. The initial term of Ms. Whelan’s employment expires on December 31, 2018, subject to automatic one-year extensions, unless 30 days prior written notice of non-extension is provided by either party or she is earlier terminated or resigns. Ms. Whelan serves as our chief executive officer and she is to be appointed as a director on our board of directors.

Base Salary, Annual Bonus, Equity Compensation and Other Benefits. Pursuant to the employment agreement, Ms. Whelan is entitled to an initial base salary at an annualized rate of $475,000 in 2015, with increases in subsequent years in the discretion of our board of directors. In addition, Ms. Whelan is eligible to receive annual performance-based cash bonuses in accordance with the annual bonus plan applicable to our senior executives, with minimum bonus based on target performance equal to 50% of base salary and maximum bonus equal to 100% of base salary. The 2015 bonus opportunity is capped at 65% of base salary based on budgeted EBITDA. Ms. Whelan is entitled to two special bonuses, including a one-time bonus of $400,000 payable on the completion of the earlier of the completion of our initial public offering or December 31, 2015, and a one-time bonus of $400,000 payable on December 31, 2016.

Pursuant to her employment agreement, Ms. Whelan will be granted a stock option exercisable for 12,500 shares of common stock (representing 1.125% of our common stock then outstanding). The option will have an exercise price equal to the fair market value of a share of our common stock on the grant date and vests on each of the first, second, third and fourth anniversaries of the date of grant. The agreement provides that Ms. Whelan is eligible to receive annual grants of equity-based awards on the same basis as other senior executives with an annual grant target of approximately 0.25% of our common stock outstanding, subject to the approval by our compensation committee in its sole discretion.

Ms. Whelan is eligible to participate in, or receive benefits under, our various employee benefit plans, policies or arrangements which are made available to our senior executives.

Severance. The employment agreement provides for certain benefits in the event of termination or resignation. If she is terminated for “cause” or she reigns without “good reason,” Ms. Whelan will be entitled to any accrued but unpaid base salary and any earned but unpaid bonus and accrued benefits. If Ms. Whelan is terminated without cause or she resigns for “good reason,” then she will be entitled to receive any accrued but unpaid base salary and any earned but unpaid bonus and accrued benefits, an amount equal to the product of (a) 1.25 and (b) the sum of her base salary and target bonus, the pro rata portion of actual annual bonus for the year in which the termination occurs and any earned but unpaid annual bonus for prior years.

Ms. Whelan may resign for “good reason” after the occurrence, without her consent, upon the following: (i) a material reduction of her authorities, duties or responsibilities as chief executive officer (including reporting relationships) or diminution of title or position; provided, however, that a failure of her to be elected to our board of directors after our initial public offering shall not constitute good reason; (ii) her principal work location is moved to a location other than the New York City metropolitan area; (iii) we fail to nominate her for reelection to our board of directors; or (iv) a material reduction of her total annual base salary plus target annual bonus. We may terminate Ms. Whelan for “cause” upon the following: (x) she willfully and continually fails to substantially perform her duties of employment (other than because of a mental or physical impairment) that continues after being given notice of such failure; (y) she (a) engages in any act of willful and material (I) misconduct, (II) dishonesty or (III) wrongdoing or moral turpitude (in each case, whether or not a felony) or (b) materially violates our code of conduct or a written company policy, which violation has an adverse effect upon us; or (z) she willfully (A) breaches her duty of loyalty or (B) commits an unauthorized disclosure of proprietary or confidential information of the Company.

Restrictive Covenants. Ms. Whelan is subject to non-solicitation and non-competition restrictions for a 24-month period after termination of employment. During the restricted period, Ms. Whelan may not (i) solicit or induce any person who is a member or customer of ours to alter or terminate his or her membership or customer relationship with us; (ii) solicit for employment anyone who was an employee of ours during the six-month period prior to such solicitation; or (iii) induce any employee of ours to terminate his or her employment with us. Ms. Whelan may not, directly or indirectly, own any interest in, operate, join (other than as a customer), control or participate as a partner, director, principal, officer, agent or spokesperson of, enter into the employment of, act as a consultant or contractor to, or perform any services, paid or unpaid, for, or solicit investments in, any entity that is engaged in any business that competes with us or any of our subsidiaries in any geographic area in the world in which we, or any of our subsidiaries, is engaged in business as of the last day of her employment or has plans to engage in business that are under consideration by our board of directors or executive officers.

In addition, Ms. Whelan may not divulge confidential and other information regarding us to any third party and is subject to certain non-disparagement restrictions.

2015 Omnibus Incentive Plan

On                  2015, our board of directors and stockholders adopted our 2015 Omnibus Incentive Plan.

Share Reserve.    We will reserve              shares of our common stock for issuance under our 2015 Omnibus Incentive Plan. In addition, the following shares of our common stock will again be available for grant or issuance under our 2015 Omnibus Incentive Plan:

•	shares subject to awards granted under our 2015 Omnibus Incentive Plan that are subsequently forfeited or cancelled;

•	shares subject to awards granted under our 2015 Omnibus Incentive Plan that otherwise terminate without shares being issued; and

•	shares surrendered, cancelled, or exchanged for cash (but not shares surrendered to pay the exercise price or withholding taxes associated with the award).

Term.    We anticipate that our 2015 Omnibus Incentive Plan will terminate ten years from the date our board of directors approves the plan, unless it is terminated earlier by our board of directors.

Award Forms and Limitations.    We anticipate that our 2015 Omnibus Incentive Plan will authorize the award of stock options, stock appreciation rights, restricted stock, performance awards, other cash-based awards and other stock-based awards. For stock options that are intended to qualify as incentive stock options (ISOs), under Section 422 of the Code, the maximum number of shares subject to ISO awards shall be             .

Eligibility.    Only employees, consultants and board members of us and our affiliates are eligible to receive awards under our 2015 Omnibus Incentive Plan, although awards may be made to employees and consultants to whom an offer of employment has been or is being extended. The committee determines who will receive awards, and the terms and conditions associated with such award.

Administration.    Our 2015 Omnibus Incentive Plan will be administered by our compensation committee. The compensation committee will have the authority to construe and interpret our 2015 Omnibus Incentive Plan, grant awards and make all other determinations necessary or advisable for the administration of the plan. Awards under our 2015 Omnibus Incentive Plan may be made subject to “performance conditions” and other terms in order to qualify as performance based compensation for the purposes of 162(m) of the Code.

Stock Options.    Our 2015 Equity Incentive Plan will provide for the grant of ISOs only to our employees. All options other than ISOs may be granted to our employees, directors and consultants. The exercise price of each stock option must be at least equal to the fair market value of our common stock on the date of grant. The exercise price of ISOs granted to 10% or more stockholders must be at least equal to 110% of that value. Options granted under the 2015 Omnibus Incentive Plan may be exercisable at such times and subject to such terms and conditions as the compensation committee determines. The maximum term of options granted under our 2015 Omnibus Incentive Plan is 10 years (five years in the case of ISOs granted to 10% or more stockholders).

Stock Appreciation Rights.    Stock appreciation rights provide for a payment, or payments, in cash or shares of our common stock, to the holder based upon the difference between the fair market value of our common stock on the date of exercise and the stated exercise price of the stock appreciation right. The exercise price must be at least equal to the fair market value of our common stock on the date the stock appreciation right is granted. Stock appreciation rights may vest based on time or achievement of performance conditions, as determined by the compensation committee in its discretion.

Restricted Stock.    The compensation committee may grant awards consisting of shares of our common stock subject to restrictions on sale and transfer. The price (if any) paid by a participant for a restricted stock award will be determined by the compensation committee. Unless otherwise determined by the compensation committee at the time of award, vesting will cease on the date the participant no longer provides services to us and unvested shares will be forfeited to or repurchased by us. The compensation committee may condition the grant or vesting of shares of restricted stock on the achievement of performance conditions and/or the satisfaction of a time-based vesting schedule.

Performance Awards.    A performance award is an award that becomes payable upon the attainment of specific performance goals. A performance award may become payable in cash or in shares of our common stock. These awards are subject to forfeiture prior to settlement due to termination of a participant’s employment or failure to achieve the performance conditions.

Other Stock-Based Awards and Other Cash-Based Awards.    Stock-based awards, such as dividend equivalent rights and other awards denominated or payable in shares of our common stock, may be granted as additional compensation for services or performance. Similarly, the compensation committee may grant other cash-based awards to participants in amounts and on terms and conditions determined by them in their discretion. Both other stock-based awards and other cash-based awards may be granted subject to vesting conditions or awarded without being subject to conditions or restrictions.

Additional Provisions.    Awards granted under our 2015 Omnibus Incentive Plan may not be transferred in any manner other than by will or by the laws of descent and distribution, or as determined by our compensation committee. Unless otherwise restricted by our compensation committee, awards that are non-ISOs or SARs may be exercised during the lifetime of the optionee only by the optionee, the optionee’s guardian or legal representative, or a family member of the optionee who has acquired the non-ISOs or SARs by a permitted transfer. Awards that are ISOs may be exercised during the lifetime of the optionee only by the optionee or the optionee’s guardian or legal representative.

If we experience a change in control transaction, and unless an award provides otherwise: outstanding awards, including any vesting provisions, may be assumed or substituted by the successor company, and outstanding awards that are not assumed or substituted will become fully vested and non-forfeitable, exercisable in the case of options and SARs, and satisfied at target levels in the case of performance-based awards. All awards will be equitably adjusted in the case of stock splits, recapitalizations, and similar transactions.

New Equity Awards

Upon the adoption of our 2015 Omnibus Incentive Plan, our board of directors granted options to purchase                  shares of common stock reserved under the plan to certain of our employees, including executive officers. These options have an exercise price of $                 per share and vest in equal installments over time.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

In addition to the director and executive officer compensation arrangements discussed above under “Executive Compensation”, the following is a description of transactions since January 9, 2012 to which we have been a party in which the amount involved or exceeded or will exceed $120,000 and in which any of our directors, executive officers, beneficial holders of more than 5% of our capital stock, or persons or entities affiliated with them, had or will have a direct or indirect material interest.

The Formation Transactions

In connection with the Formation Transactions, our predecessor, SCH, we and certain of our affiliates have engaged in or will engage in transactions and have entered into or will enter into agreements with certain of our directors, executive officers and other persons and entities which will become holders of 5% or more of our voting securities upon the consummation of the Formation Transactions. These include the redemption of existing membership interests in SCH, borrowings under a credit agreement to finance part of the redemption payment and the entry into a transition services agreement with EHI, a tax indemnity and sharing agreement with REH II and registration rights agreements with certain of our stockholders.

Redemption Agreement

Our predecessor, SCH, entered into a redemption agreement, dated as of April 6, 2015, by and among SCH, our founders, Elizabeth P. Cutler and Julie J. Rice and trusts for the benefit of their respective families, and EHI with respect to the redemption of common units in SCH. The redemption transaction was consummated on May 15, 2015 and each of Ms. Cutler and Ms. Rice and her respective family trusts were paid $89,875,000 including reimbursement of expenses in redemption of all of their respective common units except for common units representing 1% of the post-transaction outstanding units which were respectively retained by each of them. The redemption agreement required SCH to enter into amended and restated employment agreements with each founder and issue to each founder specified options to which we succeeded upon the conversion that are exercisable for a number of shares representing 1.5% of the common stock then outstanding on a fully diluted basis. The agreement also required SCH to enter into a specified registration rights agreement to which we succeeded upon the conversion. See “—Registration Rights Agreements—Founder Registration Rights Agreement.” The redemption agreement also contained covenants relating to the conversion of our predecessor into a corporation and specified the form of certificate of corporation and bylaws to filed and adopted in connection with the conversion. The redemption agreement also contained standard representations and warranties and mutual releases. For a description of the redemption transaction, see “The Formation Transactions.”

Credit Agreement

On May 15, 2015, SCH entered into a credit agreement with various commercial bank lenders to which we succeeded upon the conversion and pursuant to which we may borrow under a term loan and a revolving credit facility. Our credit agreement provided us with a $165,000,000 term loan and a $25,000,000 revolving credit facility. SCH used borrowings in the amount of $169,000,000 under the credit agreement and $10,750,000 of equity contributions from EHI to fund the redemption payments paid to our founders and their family trusts, as more fully described in “The Formation Transactions.” Our credit agreement matures in May 2020, but the outstanding borrowings become due and payable upon the closing of this offering and will be repaid with the proceeds of this offering and financing obtained under a new credit agreement we expect to enter into on or before the closing of this offering. As of                          , 2015, the outstanding borrowings under our credit agreement totaled $

million and bear interest at     % per annum. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Credit Agreements—Credit Agreement.”

Transition Services Agreement

In connection with our separation from EHI as part of the Formation Transactions, we will enter into a transition services agreement with EHI pursuant to which EHI will provide SoulCycle with a variety of services following the separation. Among the principal services EHI will provide to us are:

•	general corporate management services and supervision of certain tax and other regulatory matters;

•	legal, regulatory and compliance advice; and

•	real estate leasing and capital improvement related services.

In providing the services pursuant to this agreement, EHI may, subject to the prior written consent of SoulCycle, employ consultants and other advisers in addition to utilizing its own employees. The services provided by EHI pursuant to the transition services agreement will be provided to SoulCycle in exchange for a payment of $             per month. The transition services agreement has a term of 12 months with respect to all services other than the real estate related services which continue for a term of 24 months, and the agreement may otherwise be extended in whole or in part by agreement of the parties. The transition services agreement is terminable by either party on 30 days’ prior written notice to the other party. See “Risk Factors—We will have access to the transitional services provided by EHI for a limited duration and may experience challenges in our business as we seek to perform these services with our own personnel.”

Tax Indemnity and Sharing Agreement

In connection with our separation from EHI as part of the Formation Transactions, we will enter into a tax indemnity and sharing agreement with REH II that provides for certain agreements and covenants related to tax matters involving SoulCycle and REH II. This agreement covers time periods before and after the separation and has a term that extends until 45 days after the expiration of the statute of limitations for tax free spin-offs under the Code. Among the matters addressed in the agreement are filing of tax returns, retention and sharing of books and records, cooperation in tax matters, control of possible tax audits and contests and tax indemnities. The agreement provides for limitations on certain corporate transactions that could affect the qualification of the spin-off as tax free under the Code.

SoulCycle will be prohibited, except in certain circumstances from:

•	issuing shares of its stock equal to or exceeding 20% (by vote or value) of the shares of SoulCycle stock issued and outstanding immediately following the separation, including to raise capital or as acquisition currency in furtherance of strategic transactions,

•	selling 50% or more of the assets of its business or engaging in mergers or other strategic transactions that may result in any stockholder owning (as determined under U.S. federal income tax law) 40% or more (by vote or value) of the outstanding shares of SoulCycle stock, repurchasing outstanding shares of its stock, other than in open market repurchases constituting less than 20% of such stock outstanding immediately following the distribution, and

•	ceasing to actively conduct its business or liquidating.

See “Risk Factors—We may not be able to engage in certain corporate transactions for up to two years after the separation from EHI.”

Registration Rights Agreements

Founder Registration Rights Agreement

Pursuant to the redemption agreement, we entered into a registration rights agreement, dated as of April 6, 2015, with our founders, Elizabeth P. Cutler and Julie J. Rice and trusts for the benefit of their respective families, pursuant to which we granted registration rights with respect to the shares of our common stock that have been issued to them. The registration rights agreement provides that, subject to the limitations described below, beginning 180 days after completion of this offering, such equityholders and their transferees will have the right to require us to use our commercially reasonable efforts to effect an unlimited number of registrations of our common stock; however, we will not be obligated to effect any registration unless it covers, (i) in the case of a registration on Form S-1, 40% of the registrable securities then owned by the equityholders party to the agreement or a lesser percent if the anticipated aggregate offering price, net of selling expenses, would exceed $10 million or, (ii) in the case of a registration on Form S-3, an anticipated aggregate offering price, net of selling expenses, of at least $5 million. We may decline to honor any of these demand registrations if, in the case of a registration requested on Form S-1, we have effected a registration on Form S-1 within the preceding 180 days, after we have effected two registrations on Form S-1 pursuant to the registration rights agreement or if equityholders demanding a registration propose to dispose of shares of registrable securities that may be immediately registered on a Form S-3 pursuant to a request made pursuant to the registration rights agreement, or, in the case of a registration requested on Form S-3 if we have effected a registration on Form S-3 within the preceding 180 days or after we have effected two registrations on a Form S-3 pursuant to the registration rights agreement within the 12 month period immediately preceding the date of such a request.

We will be required to pay the registration expenses in connection with each demand registration (other than any underwriting discounts, selling commissions and applicable stock transfer taxes and the fees and disbursements of any selling shareholders’ counsel).

In addition, if, in the good faith judgment of our board of directors, filing a registration statement would be significantly disadvantageous to us (because of the existence of, or in anticipation of, any significant acquisition, divestiture, financing, corporate reorganization, or other similar transaction), or the unavailability for reasons beyond our reasonable control of any required financial statements, or any other event or condition of similar significance, or because such disclosure would require premature disclosure of material information that we have a bona fide business purpose for preserving as confidential or render us unable to comply with requirements under the Securities Act or Exchange Act to permit use of such registration statement, we are entitled to delay filing such registration statement for a period of not more than 90 days (provided that we have not invoked this right more than once in any 12 month period and that we have not registered any securities for its own account or for that of any other shareholder during the 90 day period).

In addition to our obligations with respect to demand registrations, if we propose to register any of our securities, other than with respect to a registration on Form S-4 or Form S-8 or certain other registrations, we will give each equityholder party to the registration rights agreement the right to participate in such registration (a “piggyback registration”). We will be required to pay the registration expenses in connection with each of these registrations (other than any underwriting discounts, selling commissions and applicable stock transfer taxes and the fees and disbursements of any selling shareholders’ counsel). If the managing underwriters in a “piggyback registration” advise the equityholders demanding registration that the number of securities offered to the public needs to be reduced, the number of shares included in the piggyback registration will be reduced in proportion to the number of registrable securities owned by each selling shareholder or in other proportions as agreed upon by the selling shareholders.

If any registration of our common stock is in connection with an underwritten public offering, each equityholder party to the registration rights agreement will agree not to effect any public sale or distribution of any common stock for up to a 180-day period beginning on the effective date of such registration statement, subject to certain extensions.

In addition, we have agreed to indemnify the selling shareholders against certain liabilities, including liabilities under the Securities Act.

The registration rights agreement terminates on the earlier of the date when the equityholders’ common stock can be sold without restriction under SEC Rule 144 or five years after the closing of this offering.

SIH Registration Rights Agreement

In connection with our separation from EHI as part of the Formation Transactions, we will enter into a registration rights agreement with SIH which will expressly benefit the direct and indirect members of REH II. This agreement will grant registration rights with respect to the shares of our common stock that are held by our stockholders who benefit from the agreement. The registration rights agreement will provide that, subject to the limitations described below, beginning 180 days after completion of this offering, such equityholders and their transferees will have the right to require us to use our commercially reasonable efforts to effect an unlimited number of registrations of our common stock. We will be required to pay the registration expenses in connection with each demand registration (other than any underwriting discounts, selling commissions and applicable stock transfer taxes, and the fees and disbursements of any selling shareholders’ counsel). In addition, if, in the good faith judgment of our board of directors, filing a registration statement would be significantly disadvantageous to us (because of the existence of, or in anticipation of, any significant acquisition, divestiture, financing, corporate reorganization, or other similar transaction), or the unavailability for reasons beyond our reasonable control of any required financial statements, or any other event or condition of similar significance, or because such disclosure would require premature disclosure of material information that we have a bona fide business purpose for preserving as confidential or render us unable to comply with requirements under the Securities Act or Exchange Act to permit use of such registration statement), we will be entitled to delay filing such registration statement for a period of not more than 90 days (provided that we have not invoked this right more than once in any 12 month period and that we have not registered any securities for its own account or for that of any other shareholder during the 90 day period).

In addition to our obligations with respect to demand registrations, if we propose to register any of our securities, other than with respect to a registration on Form S-4 or Form S-8 or certain other registrations, we will give each equityholder party to the registration rights agreement the right to participate in such registration (a “piggyback registration”). We will be required to pay the registration expenses in connection with each of these registrations (other than any underwriting discounts, selling commissions and applicable stock transfer taxes, and the fees and disbursements of any selling shareholders’ counsel). If the managing underwriters in a “piggyback registration” advise the equityholders demanding registration that the number of securities offered to the public needs to be reduced, the number of shares included in the piggyback registration will be reduced in proportion to the number of registrable securities owned by each selling shareholder or in other proportions as agreed upon by the selling shareholders.

If any registration of our common stock is in connection with an underwritten public offering, each equityholder party to the registration rights agreement will agree not to effect any public sale or distribution of any common stock for up to a 180-day period beginning on the effective date of such registration statement, subject to certain extensions. In addition, we will agree to indemnify the selling shareholders against certain liabilities, including liabilities under the Securities Act.

The registration rights agreement will terminate upon the date when the equityholders’ common stock can be sold without restriction under SEC Rule 144.

The registration rights agreement with the founders and their family trusts, and the form of registration right agreement with SIH, are filed as exhibits to the registration statement of which this prospectus forms a part.

Revolver with EHI

Pursuant to the terms of the third amended and restated limited liability company agreement of SoulCycle Holdings, LLC, dated as of 2011, EHI agreed to loan us cash on a revolving and unsecured basis to fund ongoing capital expenditures. At each of December 31, 2014 and March 31, 2015, our borrowings under the revolver totaled $3.8 million. On May 13, 2015, we repaid the outstanding borrowings in full and EHI’s obligation to lend terminated on May 15, 2015 upon the conversion.

Deferred Tax Distributions

EHI was a member of SCH holding equity interests entitled to tax distributions. EHI deferred receipt of an aggregate of $20,120,429 of such distributions which was added to its capital account and unpaid prior to the conversion. SCH distributed to EHI $5,003,723 of such deferred distributions immediately prior to the conversion.

Certain Leases

We are party to a lease with an affiliate of The Related Companies, LP, associates and affiliates of which control our principal stockholder, SIH and our parent prior to the separation, EHI. The lease expires in 2021. We paid a total of $300,000 in rent under the lease for each of the years ended December 31, 2014, 2013 and 2012. We are also party to a lease for a studio location in Chicago, Illinois for which the landlord was formerly affiliated with The Related Companies, LP. The building was sold prior to the rent commencement date in January 2015 after which the landlord ceased to be affiliated with The Related Companies, LP. We are also party to a sublease with EHI which expires in 2022. We paid a total of $300,000 in rent under the sublease for each of the years ended December 31, 2014, 2013 and 2012.

Indemnification Agreements

We intend to enter into indemnification agreements with our directors and reporting officers. These agreements will require us to indemnify these individuals to the fullest extent permitted under Delaware law and our charter against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors or executive officers, we have been informed that in the opinion of the SEC, such indemnification is against public policy and is therefore unenforceable.

Policies Regarding Related Party Transactions

Upon completion of this offering, our board of directors will adopt a written statement of policy regarding transactions with related persons, which we refer to as our “related person policy.” Our related person policy requires that a “related person” (as defined as in paragraph (a) of Item 404 of Regulation S-K) must promptly disclose to our senior legal officer any “related person transaction” (defined as any transaction that is anticipated would be reportable by us under Item 404(a) of Regulation S-K in which we were or are to be a participant and the amount involved exceeds $120,000 and in which any related person had or will have a direct or indirect material interest) and all material facts with respect thereto. The senior legal officers will then promptly communicate that information to the audit committee of our board of directors. No related person transaction will be executed without the approval or ratification of the audit committee. It is our policy that directors interested in a related person transaction will recuse themselves from any vote on a related person transaction in which they have an interest.

SECURITY OWNERSHIP OF BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the beneficial ownership of our common stock as of                      and immediately after the closing of this offering, for:

•	each stockholder, or group of affiliated stockholders, who we know beneficially owns more than 5% of the outstanding shares of our common stock;

•	each of our current directors;

•	each of our named executive officers; and

•	all of our current directors and current executive officers as a group.

Beneficial ownership is determined in accordance with rules of the SEC and generally includes any shares over which a person exercises sole or shared voting and/or investment power. Shares of common stock subject to options currently exercisable or exercisable within 60 days are deemed outstanding for computing the percentage ownership of the person holding the options but are not deemed outstanding for computing the percentage ownership of any other person. Except as otherwise indicated, we believe the beneficial owners of the common stock listed below, based on information furnished by them, have sole voting and investment power with respect to the number of shares listed opposite their names.

The numbers of shares of common stock beneficially owned and percentages of beneficial ownership prior to this offering that are set forth below in the table are based on the number of shares issued and outstanding prior to this offering following consummation of the Redemption-Related Transactions. The numbers of shares of common stock beneficially owned and percentages of beneficial ownership after this offering that are set forth below in the table are based on the number of shares issued and outstanding after this offering following consummation of the Separation-Related Transactions and completion of the planned recapitalization and            for            stock split. Holders of our common stock following this offering will vote together as a single class on all matters submitted to a vote of stockholders, subject to certain exceptions or unless otherwise required by law.

Unless otherwise indicated, the address of each of the individuals named below is c/o SoulCycle Inc., 609 Greenwich Street, New York, New York 10014.

	Shares Beneficially Owned Prior to this Offering		Shares Beneficially Owned After this Offering
	Shares	%	Shares	%
Named Executive Officers and Directors:
Harvey J. Spevak(1)	—	—
Elizabeth P. Cutler(2)
Julie J. Rice(3)
Melanie Whelan(4)
Larry M. Segall(5)	—	—
Sarah Robb O’Hagan(6)	—	—
Scott M. Rosen	—	—
Jeffrey Weinhaus	—	—
Paul Tizik	—	—
Greg Hill	—	—
Kevin S. Morris	—	—
Carlos Becil	—	—
Renée Durocher	—	—
All executive officers and directors as a group (13 persons)

Other 5% Stockholders:
SoulCycle Intermediate Holdings LLC(7)	970,000	97%
Related Special Assets LLC(8)	—	—
Related Equinox Holdings, L.L.C.(9)	—	—
Leonard Green & Partners, L.P.(10)	—	—

*	less than 1%.
(1)	Consists of shares and shares issuable upon exercise of stock options to be issued in connection with the Separation-Related Transactions.
(2)	Consists of 10,000 shares and shares issuable upon exercise of stock options.
(3)	Consists of 10,000 shares and shares issuable upon exercise of stock options.
(4)	Consists of shares and shares issuable upon exercise of stock options to be issued in connection with the Separation-Related Transactions.
(5)	Consists of shares and shares issuable upon exercise of stock options to be issued in connection with the Separation-Related Transactions.
(6)	Consists of shares issuable upon exercise of stock options to be issued in connection with the Separation-Related Transactions.
(7)	SoulCycle Intermediate Holdings LLC has direct voting and dispositive power over the shares of common stock held by SIH, but under the terms of its operating agreement to be amended and restated in connection with the Separation-Related Transactions, it passes through to its equity owners the voting rights associated with the common stock owned by it. The address of SIH is 60 Columbus Circle, 19th Floor, New York, NY 10023.
(8)	Includes shares deemed beneficially owned as a result of the pass through of voting rights under the SIH operating agreement. An investment committee comprising Stephen M. Ross, Jeff T. Blau and Bruce A. Beal, Jr. exercises authority over the investments held by Related Special Assets LLC (“RSA”) and accordingly Messrs. Ross, Blau and Beal may be deemed to share voting power over the shares deemed beneficially owned by RSA. Each of RSA and Messrs. Ross, Blau and Beal disclaims beneficial ownership of the such shares except to the extent of its or his pecuniary interest and do not admit that it or he is the beneficial owner of the shares for any other purpose. The address of RSA is 60 Columbus Circle, 19th Floor, New York, NY 10023.
(9)	Includes shares deemed beneficially owned as a result of the pass through of voting rights under the SIH operating agreement. The Related Realty Group, Inc. (“TRRG”) serves as the manager of Related Equinox Holdings, L.L.C. (“REH”). A board of directors comprising Stephen M. Ross, Jeff T. Blau and Michael Brenner exercises authority over TRRG and accordingly Messrs. Ross, Blau and Brenner may be deemed to share voting power over the shares deemed beneficially owned by REH. Each of REH and Messrs. Ross, Blau and Brenner disclaims beneficial ownership of the such shares except to the extent of its or his pecuniary interest and do not admit that it or he does not admit that it is the beneficial owner of the shares for any other purpose. The address of REH is 60 Columbus Circle, 19th Floor New York NY 10023.
(10)	Beneficial ownership is by private funds and investment vehicles managed by Leonard Green & Partners, L.P. Includes shares deemed beneficially owned as a result of the pass through of voting rights under the SIH operating agreement. Leonard Green & Partners, L.P. does not admit that it is the beneficial owner of the shares for any other purpose. The address of Leonard Green & Partners, L.P. is 11111 Santa Monica Blvd., Suite 2000, Los Angeles, California 90025.

DESCRIPTION OF CAPITAL STOCK

The following is a summary of our capital stock and certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws, each of which will be in effect prior to the closing of this offering. This summary is qualified in its entirety by the provisions of the amended and restated certificate of incorporation and bylaws, copies of which are filed as exhibits to the registration statement of which this prospectus is a part, and by the provisions of applicable law. The description of our capital stock reflects changes to our capital structure that will occur upon the closing of the offering.

After completion of this offering, our authorized capital stock will consist of shares, each with a par value of $0.01 per share, of which:

•	shares will be designated as common stock; and

•	shares will be designated as preferred stock.

Common Stock

Voting Rights.    Holders of our common stock are entitled to one vote per share. Holders of shares of common stock will vote on all matters (including the election of directors) submitted to a vote of stockholders, unless otherwise required by law. An election of directors by our stockholders shall be determined by a plurality of the votes cast by the stockholders entitled to vote on the election.

Our amended and restated certificate of incorporation that will become effective prior to the closing of this offering provides for a classified board of directors. We have not provided for cumulative voting for the election of directors in our amended and restated certificate of incorporation.

No Preemptive or Similar Rights.    Our common stock is not entitled to preemptive rights, and is not subject to redemption.

Dividends.    Subject to preferences that may apply to any shares of preferred stock outstanding at the time, the holders of outstanding shares of our common stock shall be entitled to receive ratably any dividends declared by our board of directors out of assets legally available. In the event a dividend is paid in the form of shares of common stock or rights to acquire shares of common stock, the holders of common stock shall receive common stock, or rights to acquire common stock, as the case may be. See the section entitled “Dividend Policy.”

Liquidation.    Upon our liquidation, dissolution or winding-up, the assets legally available for distribution to our stockholders would be distributable ratably among the holders of our common stock and any participating preferred stock outstanding at that time after payment of liquidation preferences, if any, on any outstanding shares of preferred stock and payment of other claims of creditors.

Subdivision or Combinations.    No class of common stock may be subdivided or combined unless the other class of common stock concurrently is subdivided or combined in the same proportion and in the same manner.

Conversion.    Our common stock is not convertible into any other shares of our capital stock.

Preferred Stock

Pursuant to our amended and restated certificate of incorporation, our board of directors will have the authority, without further action by the stockholders, to issue from time to time up to             shares of preferred stock, in one or more series. Our board will determine the rights, preferences, privileges, and restrictions of the preferred stock, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms, and the number of shares constituting any series or the designation of any series, any or all of which may be greater than or senior to the rights of our common stock. The issuance of preferred stock could adversely affect the voting power of holders of our common stock and reduce the likelihood that such holders will receive dividend payments and payments upon liquidation, and the likelihood that holders of preferred stock will receive dividend payments and payments upon liquidation may have the effect of delaying, deterring or preventing a change in control, which could depress the market price of our common stock. We have no current plan to issue any shares of preferred stock.

Anti-Takeover Provisions Under Our Amended and Restated Certificate of Incorporation and Bylaws and Delaware Law

Certain provisions of Delaware law, our amended and restated certificate of incorporation and our amended and restated bylaws, which will be in effect prior to the closing of this offering, and Delaware law contain provisions that could have the effect of delaying, deferring or discouraging another party from acquiring control of us. These provisions, which are summarized below, may have the effect of discouraging coercive takeover practices and inadequate takeover bids. These provisions may adversely affect the prevailing market price of our common stock. These provisions are also designed, in part, to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquiror outweigh the disadvantages of discouraging a proposal to acquire us because negotiation of these proposals could result in an improvement of their terms.

Undesignated Preferred Stock.    As discussed above, our board of directors has the ability to issue, without stockholder approval, preferred stock with voting or other rights or preferences as may be fixed by the board of directors that could impede the success of any takeover attempt. This and other provisions may have the effect of deferring hostile takeovers or delaying changes in control or management of our company.

Limitations on the Ability of Stockholders to Act by Written Consent or Call a Special Meeting.    Our amended and restated certificate of incorporation will provide that our stockholders may not act by written consent. The inability of our stockholders to act by written consent may lengthen the amount of time required to take stockholder actions. As a result, a holder controlling a majority of our capital stock would not be able to amend our bylaws or remove directors without holding a meeting of our stockholders called in accordance with our bylaws.

In addition, our amended and restated certificate of incorporation will provide that special meetings of the stockholders may be called only by the chairperson of our board of directors, the chief executive officer, the president or the board of directors. A stockholder may not call a special meeting, which may delay the ability of our stockholders to force consideration of a proposal or for holders controlling a majority of our capital stock to take any action, including the removal of directors.

Requirements for Advance Notification of Stockholder Nominations and Proposals.    Our amended and restated bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors. These provisions may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed. These provisions may also discourage or deter a potential acquiror from conducting a solicitation of proxies to elect the acquiror’s own slate of directors or from otherwise attempting to obtain control of our company.

Board Classification.    Our board of directors is divided into three classes, one class of which is elected each year by our stockholders. The directors in each class will serve for a three-year term. For more information on the classified board, see “Management—Board of Directors.” A third party may be discouraged from making a tender offer or otherwise attempting to obtain control of us as it is more difficult and time-consuming for stockholders to replace a majority of the directors on a classified board.

Board Vacancies Filled Only by Majority of Directors.    Vacancies and newly created seats on our board shall be filled only by a majority of the remaining directors then in office. Only our board of directors may determine the number of directors on our board. The inability of stockholders to determine the number of directors or to fill vacancies or newly created seats on our board of directors makes it more difficult to change the composition of our board of directors, but these provisions promote a continuity of existing management.

No Cumulative Voting.    The DGCL provides that stockholders are not entitled to the right to cumulate votes in the election of directors unless our amended and restated certificate of incorporation will provide otherwise. Our certificate of incorporation does not expressly provide for cumulative voting.

Directors Removed Only for Cause.    Our amended and restated certificate of incorporation will provide for the removal of directors only for cause and only upon the affirmative vote of the holders of a supermajority of the total voting power of our outstanding capital stock entitled to vote generally in the election of directors.

Amendment of Charter Provisions and Bylaws.    The amendment of certain of the above provisions in our amended and restated certificate of incorporation and of any provision in our amended and restated bylaws requires approval by holders of at least two-thirds of our outstanding capital stock entitled to vote generally in the election of directors.

Delaware Anti-Takeover Statute.    Our amended and restated certificate of incorporation will provide that upon the occurrence of a transaction in which SoulCycle Intermediate Holdings LLC or its equity owners cease to collectively, as applicable, beneficially own at least 15% of the voting power of our outstanding voting stock, we will be subject to Section 203 of the DGCL, or DGCL Section 203. Accordingly, we are not currently subject to DGCL Section 203. DGCL Section 203 prevents, subject to certain exceptions set forth therein, certain Delaware corporations, including those whose securities are listed on                 , from engaging, under certain circumstances, in a business combination with any interested stockholder for three years following the date that such stockholder became an interested stockholder. For purposes of DGCL Section 203, a business combination includes, among other things, a merger or consolidation involving us and the interested stockholder and the sale of 10% or more of our assets. In general, DGCL Section 203 defines an interested stockholder as any entity or person owning 15% or more of the voting power of our outstanding voting stock and any entity or person affiliated with or controlling or controlled by such entity or person. A Delaware corporation may opt out of DGCL Section 203 with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or bylaws resulting from amendments approved by the holders of at least a majority of the corporation’s outstanding voting shares. This provision has an anti-takeover effect with respect to transactions not approved in advance by our board of directors, including discouraging takeover attempts that might result in a premium over the market price for our shares.

The provisions of Delaware law, our amended and restated certificate of incorporation and our amended and restated bylaws could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

Exclusive Forum

Our amended and restated certificate of incorporation will provide that the Court of Chancery of the State of Delaware is the exclusive forum for the following civil actions:

•	any derivative action or proceeding brought on our behalf;

•	any action asserting a claim of breach of a fiduciary duty or other wrongdoing by any of our directors, officers, employees or agents to us or our stockholders;

•	any action asserting a claim arising pursuant to any provision of the DGCL or our amended and restated certificate of incorporation or amended and restated bylaws;

•	any action to interpret, apply, enforce or determine the validity of our amended and restated certificate of incorporation or amended and restated bylaws; or

•	any action asserting a claim governed by the internal affairs doctrine.

Limitations on Liability and Indemnification of Officers and Directors

The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties, subject to certain exceptions. Our amended and restated certificate of incorporation will include a provision that eliminates the personal liability of directors for monetary damages for any breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL. These provisions will have the effect of eliminating our rights and the rights of our stockholders, through stockholders’ derivative suits on our behalf, to recover monetary damages from a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior. However, a director will not be exculpated if he or she is found to have acted in bad faith, knowingly or intentionally violated the law, authorized illegal dividends or redemptions or derived an improper benefit from his or her actions as a director.

Our amended and restated bylaws will provide that we must indemnify and advance expenses to our directors and officers to the fullest extent authorized by the DGCL. We also will be expressly authorized to carry directors’ and officers’ liability insurance providing indemnification for our directors, officers and certain employees for some liabilities. We believe that these indemnification and advancement provisions and insurance will be useful to attract and retain qualified directors and officers.

The limitation of liability, indemnification and advancement provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.

Indemnification Agreements

We expect to enter into an indemnification agreement with each of our directors and executive officers that provide for indemnification to the maximum extent permitted by Delaware law as described in “Certain Relationships and Related Party Transactions—Indemnification Agreements.” Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors or executive officers, we have been informed that in the opinion of the SEC such indemnification is against public policy and is therefore unenforceable.

Transfer Agent and Registrar

We expect that the transfer agent and registrar for our common stock will be     . The transfer agent’s address is                          and its telephone number is             .

Exchange

We intend to apply to list our common stock on                  under the symbol “                ”.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock. Future sales of substantial amounts of our common stock in the public market could adversely affect the prevailing price of our common stock from time to time or impair our ability to raise equity capital in the future. Furthermore, since a substantial number of shares will be subject to contractual and legal restrictions on resale as described below, sales of substantial amounts of our common stock, or the perception that those sales could occur, in the public market after these restrictions lapse could adversely affect the prevailing market price and our ability to raise equity capital in the future.

Upon completion of this offering, we will have outstanding an aggregate of             shares of common stock immediately prior to the closing of this offering and assuming no exercise of the underwriters’ option to purchase additional shares and no exercise of outstanding options. Of these shares, all             of the shares sold in this offering by us will be freely tradable without restriction or further registration under the Securities Act, unless these shares are purchased by affiliates. The remaining shares of common stock held by existing stockholders are “restricted securities” as that term is defined in Rule 144 under the Securities Act or are subject to the contractual restrictions described below. Restricted securities may be sold in the public market only if registered or if the transaction qualifies for an exemption from registration described below under Rules 144 or 701 promulgated under the Securities Act. Shares subject to the contractual restrictions described below will be eligible for sale in the public market upon the expiration of the lock-up agreements, described below, beginning 180 days after the date of this prospectus.

In addition, of the             shares of our common stock that were subject to stock options outstanding as of                     , 2015, options to purchase              shares of common stock were exercisable as of                     , 2015 and will be eligible for sale 180 days following the effective date of this offering, or Rules 144 or 701 under the Securities Act, as applicable.

Lock-Up Agreements and Obligations

Certain of our officers, directors and stockholders, who together hold     % of our outstanding common stock as of                     , 2015, have agreed, subject to certain exceptions, not to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right, or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into shares or exercisable or exchangeable for shares of our common stock, or enter into any swap or other arrangement for transfer to another, in whole or in part, any of the economic consequences of ownership of our common stock, for a period of at least 180 days after the date of this prospectus. Transfers or dispositions can be made sooner only in certain circumstances or with the prior written consent of                     .                     may release any of the shares subject to these lock-up agreements at any time without notice.

Rule 144

In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months (including any period of consecutive ownership of preceding non-affiliated holders) would be entitled to sell those shares, subject only to the availability of current public information about us. A non-affiliated person who has beneficially owned restricted securities within the meaning of Rule 144 for at least one year would be entitled to sell those shares without regard to the provisions of Rule 144.

In general, under Rule 144 as currently in effect, our affiliates or persons selling shares on behalf of our affiliates are entitled to sell upon expiration of the lock-up agreements described above, within any three-month period beginning 90 days after the date of this prospectus, a number of shares that does not exceed the greater of:

•	1% of the number of shares of common stock then outstanding, which will equal approximately shares immediately after this offering; or

•	the average weekly trading volume of the common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

Rule 701 of the Securities Act, as currently in effect, permits any of our employees, officers, directors, consultants or advisors who purchase or receive shares from us pursuant to a written compensatory plan or contract to resell such shares in reliance upon Rule 144, but without compliance with certain restrictions. Subject to any applicable lock-up agreements, Rule 701 provides that affiliates may sell their Rule 701 shares under Rule 144 beginning 90 days after the date of this prospectus without complying with the holding period requirement of Rule 144 and that non-affiliates may sell such shares in reliance on Rule 144 beginning 90 days after the date of this prospectus without complying with the holding period, public information, volume limitation or notice requirements of Rule 144.

Registration Rights

Beginning 180 days after the closing of this offering, our founders and their family trusts or their transferees, and SIH and its transferees, will be entitled to various rights with respect to the registration of these shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares becoming fully tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. See “Certain Relationships and Related Party Transactions—Registration Rights Agreements” for additional information. Shares covered by a registration statement will be eligible for sale in the public market upon the expiration or release from the terms of the lock-up agreement.

Form S-8 Registration Statements

Following the completion of this offering, we intend to file one or more registration statements on Form S-8 under the Securities Act to register the shares of our common stock that are issuable pursuant to our equity incentive plans. See the section entitled “Executive Compensation—2015 Omnibus Incentive Plan.” Subject to the lock-up agreements described above, other contractual lock-up obligations set forth in the grant agreements under each such plan and any applicable vesting restrictions, shares registered under these registration statements will be available for resale in the public market immediately upon the effectiveness of these registration statements, except with respect to Rule 144 volume limitations that apply to our affiliates.

CERTAIN MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR NON-U.S. HOLDERS

The following is a summary of certain material U.S. federal income tax considerations relating to the purchase, ownership and disposition of our common stock applicable to “non-U.S. holders” as defined below. This discussion is not a complete analysis of all of the potential U.S. federal income tax consequences relating thereto, nor does it address any tax consequences arising under any state, local or foreign tax laws, or any other U.S. federal tax laws. This summary is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations promulgated thereunder, administrative rulings and judicial decisions, all as of the date hereof. These authorities may be changed, possibly retroactively, so as to result in U.S. federal income tax consequences different from those set forth below. We have not sought any ruling from the Internal Revenue Service (the “IRS”) with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions. The term “non-U.S. holder” means a beneficial owner of our common stock that, for U.S. federal income tax purposes, is not any entity taxable as a partnership, or any of the following:

•	an individual who is a citizen or resident of the U.S.;

•	a corporation or other entity taxable as a corporation for U.S. federal income tax purposes created or organized in the U.S. or under the laws of the U.S., any state thereof, or the District of Columbia or otherwise treated as such for U.S. federal income tax purposes;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust that (1) is subject to the primary supervision of a U.S. court and the control of one or more U.S. persons or (2) has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person.

This summary is limited to non-U.S. holders who purchase shares of our common stock issued pursuant to this offering and who hold our common stock as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment). In addition, this discussion does not address the impact of the Medicare contribution tax on net investment income or tax considerations applicable to an investor’s particular circumstances or to investors that may be subject to special tax rules, including, without limitation:

•	banks, insurance companies, or other financial institutions;

•	persons subject to the alternative minimum tax or the net investment income tax;

•	tax-exempt organizations;

•	dealers in securities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	controlled foreign corporations, passive foreign investment companies or corporations that accumulate earnings to avoid U.S. federal income tax;

•	certain former citizens or long-term residents of the U.S.;

•	persons who purchase or sell our common stock as part of a wash sale for tax purposes; or

•	persons who hold our common stock as part of a hedge, straddle, constructive sale, or conversion transaction.

If a partnership holds our common stock, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the tax treatment of the partnership. A partner in a partnership holding our common stock should consult its tax advisor with regard to the U.S. federal income tax treatment of an investment in our common stock.

YOU ARE URGED TO CONSULT YOUR TAX ADVISOR WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO YOUR PARTICULAR SITUATION, AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK ARISING UNDER THE FEDERAL ESTATE OR GIFT TAX RULES OR UNDER THE LAWS OF ANY STATE, LOCAL, FOREIGN OR OTHER TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

Distributions on Common Stock

If we make cash or other property distributions on our common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent they are paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of our earnings and profits will constitute a return of capital that will first be applied against and reduce the non-U.S. holder’s adjusted tax basis in our common stock, but not below zero. Any remaining excess will be treated as gain realized on the sale or other disposition of the common stock and will be treated as described under “—Gain on Disposition of Common Stock” below.

Dividends paid to a non-U.S. holder that are not effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States will generally be subject to withholding of U.S. federal income tax at the rate of 30%, or if a tax treaty applies, a lower rate specified by the treaty. Non-U.S. holders should consult their tax advisors regarding their entitlement to benefits under a relevant income tax treaty.

Dividends that are effectively connected with a non-U.S. holder’s conduct of a trade or business in the United States and, if an income tax treaty applies, are attributable to a permanent establishment in the U.S., are generally exempt from withholding and will be taxed on a net income basis at the same graduated U.S. federal income tax rates applicable to a “United States person,” as defined under the Code. In such cases, we will not have to withhold U.S. federal income tax if the non-U.S. holder complies with applicable certification requirements. In addition, if the non-U.S. holder is a corporation, a “branch profits tax” equal to 30% (or lower applicable treaty rate) may be imposed on a portion of its effectively connected earnings and profits for the taxable year. Non-U.S. holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.

To claim the benefit of a tax treaty or an exemption from withholding because the dividends are effectively connected with the conduct of a trade or business in the United States, a non-U.S. holder must either (a) provide a properly executed IRS Form W-8BEN, IRS Form W-8BEN-E, or IRS Form W-8ECI (as applicable) before the payment of dividends or (b) if our common stock is held through certain foreign intermediaries, satisfy the relevant certification requirements of applicable U.S. Treasury regulations. These forms may need to be periodically updated. Non-U.S. holders may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

Gain on Disposition of Common Stock

A non-U.S. holder generally will not be subject to U.S. federal income tax or any withholding thereof with respect to gain recognized on a sale or other disposition of our common stock unless one of the following applies:

•	the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States and, if an income tax treaty applies, is attributable to a permanent establishment maintained by the non-U.S. holder in the United States; in these cases, the non-U.S. holder will generally be taxed on its net gain derived from the disposition at the same graduated U.S. federal income tax rates applicable to a United States person and, if the non-U.S. holder is a foreign corporation, the “branch profits tax” described above may also apply;

•	the non-U.S. holder is a non-resident individual who is present in the United States for 183 days or more in the taxable year of the disposition and meets certain other requirements; in this case, the non-U.S. holder will be subject to U.S. federal income tax at a rate of 30% (or a reduced rate under an applicable treaty) on the amount by which capital gains (including gain recognized on a sale or other disposition of our common stock) allocable to U.S. sources exceed capital losses allocable to U.S. sources (provided that the non-U.S. holder has timely filed U.S. income tax returns with respect to such losses); or

•	we are or have been a “United States real property holding corporation”, or USRPHC, for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date you dispose of our common stock or the period you held our common stock, unless our common stock is regularly traded on an established securities market and you hold, directly or indirectly, more than 5% of our common stock and you are not eligible for any treaty exemption. The determination of whether we are a USRPHC depends on the fair market value of our U.S. real property interests relative to the fair market value of our other business assets. We believe that we currently are not and do not anticipate becoming a USRPHC.

Information Reporting and Backup Withholding

We must report annually to the IRS the amount of dividends or other distributions we make to you on your shares of common stock, including the amount of tax we withhold on these distributions regardless of whether withholding is required. The IRS may make copies of the information returns reporting those distributions and amounts withheld available to the tax authorities in the country in which you reside pursuant to the provisions of an applicable income tax treaty or exchange of information treaty. Backup withholding tax may also apply to payments made to a non-U.S. holder on or with respect to our common stock, unless the non-U.S. holder certifies as to its status as a non-U.S. holder under penalties of perjury or otherwise establishes an exemption, and certain other conditions are satisfied. Notwithstanding the foregoing, backup withholding may apply if either we or our paying agent has actual knowledge, or reason to know, that the holder is a U.S. person that is not an exempt recipient.

Information reporting and backup withholding generally are not required with respect to the amount of any proceeds from the sale of your shares of common stock outside the United States through a foreign office of a foreign broker that does not have certain specified connections to the United States. However, if you sell your shares of common stock through a U.S. broker or the U.S. office of a foreign broker, the broker will be required to report to the IRS the amount of proceeds paid to you and also perform backup withholding on that amount unless you provide appropriate certification to the broker of your status as a non-U.S. holder or you otherwise establish an exemption. Information reporting will also apply if you sell your shares of common stock through a foreign broker deriving more than a specified percentage of its income from U.S. sources or having certain other connections to the United States, unless such broker has documented evidence in its records that you are a non-U.S. holder and certain other conditions are met or you otherwise establish an exemption.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder will be allowed as a refund or a credit against such non-U.S. holder’s U.S. federal income tax liability, if any, provided that the required information is timely furnished to the IRS. Non-U.S. holders should consult their own tax advisors regarding the filing of a U.S. tax return for claiming a refund of such backup withholding.

Foreign Account Tax Compliance Act

Pursuant to Sections 1471 to 1474 of the Code and the Treasury regulations promulgated thereunder (“FATCA”) dividends paid in respect of our common stock and, after December 31, 2016, gross proceeds from the sale or other disposition of our common stock held by or through certain foreign financial institutions (as specially defined for purposes of these rules, including investment funds), will be subject to withholding at a rate of 30%, unless (1) such institution enters into an agreement with the Treasury to report, on an annual basis, information with respect to interests in, and accounts maintained by, the institution to the extent such interests or accounts are held by certain U.S. persons and by certain non-U.S. entities that are wholly or partially owned by U.S. persons and to withhold on certain payments or (2) such institution otherwise qualifies for an exemption from these rules. An intergovernmental agreement between the United States and an applicable foreign country, or future Treasury regulations or other guidance, may modify these requirements. Accordingly, the entity through which our common stock is held will affect the determination of whether such withholding is required. Payments of dividends in respect of common stock to non-U.S. holders other than foreign financial institutions could be affected by this withholding if such non-U.S. holders are subject to the FATCA information reporting requirements and fail to comply with them or if non-U.S. holders hold common stock through a non-US person (e.g., a foreign bank or broker) that fails to comply with these requirements (even if payments to the non-U.S. holder would not otherwise have been subject to FATCA withholding). Payments of gross proceeds from a sale or other disposition of common stock after December 31, 2016 could also be subject to FATCA withholding. We will not pay any additional amounts to non-U.S. holders in respect of any amounts withheld. Non-U.S. holders are encouraged to consult their tax advisors regarding the possible implications of FATCA on their investment in our common stock.

THE SUMMARY OF MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES ABOVE IS INCLUDED FOR GENERAL INFORMATION PURPOSES ONLY. POTENTIAL PURCHASERS OF OUR COMMON STOCK ARE URGED TO CONSULT THEIR TAX ADVISORS TO DETERMINE THE U.S. FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSIDERATIONS OF PURCHASING, OWNING AND DISPOSING OF OUR COMMON STOCK.

UNDERWRITING

The company and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table.              is the representative of the underwriters.

Underwriters	Number of Shares

Total

The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

The underwriters have an option to buy up to an additional              shares to cover sales by the underwriters of a greater number of shares than the total number set forth in the table above. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by the company. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase              additional shares.

Paid by the Company

	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $         per share from the initial public offering price. After the initial offering of the shares, the representatives may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

The company and its officers, directors and holders of substantially all of the company’s common stock have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of             . This agreement does not apply to any existing employee benefit plans. See “Shares Eligible for Future Sale” for a discussion of certain transfer restrictions.

The 180-day restricted period described in the preceding paragraph will be automatically extended if: (1) during the last 17 days of the 180-day restricted period the company issues an earnings release or announces material news or a material event; or (2) prior to the expiration of the

180-day restricted period, the company announces that it will release earnings results during the 15-day period following the last day of the 180-day period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release of the announcement of the material news or material event; provided that the extensions shall not apply so long as the company is an emerging growth company.

At our request, the underwriters have reserved up to              shares of common stock being offered by this prospectus for sale, at the initial public offering price, to our directors, officers, certain employees and other parties related to the company through a directed share program. The number of shares of our A common stock available for sale to the general public in the public offering will be reduced by the number of shares these persons purchase. Any reserved shares of our common stock not so purchased will be offered by the underwriters to the general public on the same basis as the other shares of our common stock offered hereby. All shares purchased through the directed share program will be subject to the same 180-day lock-up period described above. We have agreed to indemnify the underwriter conducting the directed share program against certain liabilities and expenses, including liabilities under the Securities Act, in connection with the directed share program.

Prior to the offering, there has been no public market for the shares. The initial public offering price has been negotiated among the company and the representatives. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be the company’s historical performance, estimates of the business potential and earnings prospects of the company, an assessment of the company’s management and the consideration of the above factors in relation to market valuation of companies in related businesses.

In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A “covered short position” is a short position that is not greater than the amount of additional shares for which the underwriters’ option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to cover the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option described above. “Naked” short sales are any short sales that create a short position greater than the amount of additional shares for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the company’s stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on                     , in the over-the-counter market or otherwise.

Discretionary Sales

The underwriters do not expect sales to discretionary accounts to exceed five percent of the total number of shares offered.

Expenses and Indemnification

The company estimates that their share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $            .

The company has agreed to indemnify the several underwriters and their control persons and broker-dealer affiliates against certain liabilities, including liabilities under the Securities Act or to contribute to payments the underwriters may be required to make in respect of those liabilities.

Other Relationships

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to the issuer and to persons and entities with relationships with the issuer, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities and/or instruments of the issuer (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with the issuer. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) it has not made and will not make an offer of shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

(a)	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b)	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the relevant underwriter or underwriters nominated by the Issuer for any such offer; or

(c)	in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3(2) of the Prospectus Directive;

provided that no such offer of shares shall require the Issuer or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression Prospectus Directive means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State and the expression 2010 PD Amending Directive means Directive 2010/73/EU.

United Kingdom

Each underwriter has represented and agreed that:

(a)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the shares in circumstances in which Section 21(1) of the FSMA does not apply to the Issuer; and

(b)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

Hong Kong

The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

VALIDITY OF COMMON STOCK

Certain legal matters with respect to the validity of the shares of common stock offered hereby will be passed upon for us by Paul Hastings LLP, New York, New York. The validity of common stock will be passed upon for the underwriters by Sullivan  & Cromwell LLP, New York, New York.

EXPERTS

The consolidated financial statements of SoulCycle Holdings, LLC as of December 31, 2014 and 2013, and for each of the years in the three-year period ended December 31, 2014, have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent registered accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock we are offering under this prospectus. As permitted under the rules and regulations of the SEC, this prospectus does not contain all of the information set forth in the registration statement and the exhibits to the registration statement. You should refer to the registration statement and its exhibits for additional information. Statements contained in this prospectus as to the contents of any contract, agreement or any other document referred to are not necessarily complete, and in each instance, we refer you to the copy of the contract, agreement or other document filed as an exhibit to the registration statement. Each of these statements is qualified in all respects by this reference.

Copies of the registration statement, including its exhibits, may be examined without charge at the Public Reference Room of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Information about the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. Copies of all or a portion of the registration statement may be obtained from the Public Reference Room of the SEC upon payment of prescribed fees. Our SEC filings, including our registration statement are also available to you, free of charge, on the SEC’s website at www.sec.gov.

Upon completion of this offering, we will be subject to the information and reporting requirements of the Securities Exchange Act of 1934, as amended, and we will file reports, proxy statements and other information with the SEC. We will make available to our stockholders annual reports containing financial statements audited by our independent registered public accounting firm and quarterly reports for the first three quarters of each fiscal year containing unaudited interim financial information.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

SoulCycle Inc. (successor of SoulCycle Holdings, LLC and subsidiaries):

We have audited the accompanying consolidated balance sheets of SoulCycle Holdings, LLC and subsidiaries as of December 31, 2014 and 2013, and the related consolidated statements of operations, members’ equity, and cash flows for each of the years in the three-year period ended December 31, 2014. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of SoulCycle Holdings, LLC and subsidiaries as of December 31, 2014 and 2013, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2014, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

New York, New York

June 19, 2015

SOULCYCLE HOLDINGS, LLC AND SUBSIDIARIES

Consolidated Balance Sheets

(in thousands)

	As of March 31,	As of December 31,
	2015	2014	2013
	(unaudited)
Assets
Current assets:
Cash and cash equivalents	$6,551	$5,762	$4,657
Inventories	3,899	3,582	3,702
Prepaid expenses and other current assets	3,571	2,622	1,515

Total current assets	14,021	11,966	9,874
Property, equipment and leasehold improvements, net (Note 4)	81,544	72,165	43,493
Other non-current assets	1,592	1,470	1,063

Total assets	$97,157	$85,601	$54,430

Liabilities and Members’ Equity
Current liabilities:
Accounts payable and accrued expenses	$10,694	$9,385	$8,405
Short-term debt (Note 6)	3,750	3,750	3,750
Deferred revenue	15,914	15,127	10,586
Other current liabilities	35	36	31

Total current liabilities	30,393	28,298	22,772
Long-term liabilities:
Deferred rent	7,989	6,658	3,311
Other non-current liabilities	913	898	235

Total long-term liabilities	8,902	7,556	3,546

Total liabilities	39,295	35,854	26,318
Members’ Equity	57,862	49,747	28,112

Total liabilities and members’ equity	$97,157	$85,601	$54,430

See notes to consolidated financial statements.

SOULCYCLE HOLDINGS, LLC AND SUBSIDIARIES

Consolidated Statements of Operations

(in thousands)

	For the three months ended, March 31,		For the year ended, December 31,
	2015	2014	2014	2013	2012
	(unaudited)
Revenue:
Studio fees	$29,787	$19,265	$93,776	$62,740	$30,812
Other revenue	5,045	3,528	18,175	12,568	5,358

Total revenue	34,832	22,793	111,951	75,308	36,170
Expenses:
Compensation and related	12,781	8,846	42,200	28,227	14,979
General and administrative	6,158	3,988	20,814	14,972	7,392
Rent and occupancy	3,218	1,762	9,053	6,053	2,829
Depreciation and amortization (Note 4)	2,414	1,379	6,905	3,334	1,150
Retail cost of sales	1,691	1,111	6,440	4,145	1,975

Total operating expenses, net	26,262	17,086	85,412	56,731	28,325

Income from operations	8,570	5,707	26,539	18,577	7,845
Interest expense, net	63	71	302	148	8

Income before income taxes	8,507	5,636	26,237	18,429	7,837
Provision for income taxes (Note 7)	392	193	908	632	214

Net income	$ 8,115	$ 5,443	$ 25,329	$17,797	$ 7,623

See notes to consolidated financial statements.

SOULCYCLE HOLDINGS, LLC AND SUBSIDIARIES

Consolidated Statement of Members’ Equity

(in thousands)

($000’s)
Balance, December 31, 2011	$4,666
Net income	7,623
Capital contributions	1,548
Distribution to members	(1,230)

Balance, December 31, 2012	12,607
Net income	17,797
Distributions to members	(2,292)

Balance, December 31, 2013	28,112
Net income	25,329
Distributions to members	(3,694)

Balance, December 31, 2014	49,747
Net income (unaudited)	8,115

Balance, March 31, 2015 (unaudited)	$57,862

See notes to consolidated financial statements.

SOULCYCLE HOLDINGS, LLC AND SUBSIDIARIES

Consolidated Statements of Cash Flows

(in thousands)

	Three Months Ended March 31,		For the year ended, December 31,
($000’s)	2015	2014	2014	2013	2012
Cash flows from operating activities:
Net income:	$8,115	$5,443	$25,329	$17,797	$7,623
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	2,414	1,379	6,905	3,334	1,150
Amortization of deferred rent and landlord contributions	1,331	392	3,347	1,927	791
Share-based compensation
Capital contributions	—	—	—	—	1,548
Change in operating assets and liabilities
Inventory	(317)	(603)	120	(2,365)	(709)
Prepaid expenses and other current assets	(1,067)	(336)	(1,263)	(1,387)	(408)
Accounts payable and accrued expenses	1,322	(2,191)	57	3,439	602
Other liabilities	22	—	705	135	120
Deferred revenue	787	1,571	4,541	5,095	2,421

Net cash provided by operating activities	12,607	5,655	39,741	27,975	13,138
Cash flows from investing activities:
Purchase of equipment and improvements	(11,810)	(7,252)	(34,911)	(26,408)	(13,234)

Net cash used in investing activities	(11,810)	(7,252)	(34,911)	(26,408)	(13,234)
Cash flows from financing activities:
Issuance of short-term debt	—	2,200	2,200	3,750	750
Payments of short-term debt	—	—	(2,200)	(750)	—
Payments of long-term debt	(8)	(7)	(31)	(20)	(24)
Member distributions	—	—	(3,694)	(2,292)	(1,230)

Net cash provided by (used in) used in financing activities	(8)	2,193	(3,725)	688	(504)
Net increase in cash and cash equivalents	789	596	1,105	2,255	(600)
Cash and cash equivalents, beginning of the period	5,762	4,657	4,657	2,402	3,002

Cash and cash equivalents, end of the period	$6,551	$5,253	$5,762	$4,657	$2,402

Supplemental disclosures of cash flow information:
Cash paid for:
Interest	$2	$2	$7	$10	$(1)

Income taxes	$363	$151	$808	$507	$214

See notes to consolidated financial statements.

SOULCYCLE HOLDINGS, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements

In this document, the accompanying consolidated financial statements and notes thereto, the terms “SoulCycle,” “Company,” “we,” “us,” and “ours” refer to SoulCycle Holdings, LLC and subsidiaries.

1. Description, Organization and Development of Business

Organization and Description of Business

SoulCycle Holdings, LLC and its subsidiaries operate indoor cycling studios. SoulCycle Holdings, LLC was organized as a Delaware limited liability company on May 25, 2011 as the successor to a business founded by our founders in 2006. At March 31, 2015, the Company operated 38 total studios in seven metropolitan areas: thirteen in New York City, ten in the New York metro area, seven in Southern California, four in Northern California, two in the Washington D.C. metro area and one in each of the Boston metro area and Southern Florida. We opened two new SoulCycle studios for the three months ended March 31, 2015: one in Southern Florida and one in New York City.

SoulCycle has four classes of membership interests—Class A-1, Class A-2, Class B and Class C. There are 100 units authorized and outstanding for each class. Distributions are made to the holders of each class pursuant to a formula based on taxable income attributable to the membership interest classes. Further distributions to each class are at the discretion of the Company’s Board of Managers. The Board of Mangers has five members, three of which are appointed by the Class B member and two of which are appointed by the Class A-1 and A-2 members, with one appointment for each such member. The Class A-1 and A-2 members include the two founders of the Company who also serve as the Company’s co-chief executive officers and comprise the Class A-1 and A-2 appointed members of the Board of Managers. The three Class B members include certain members of management and affiliates of Equinox Holdings, Inc. (“EHI”), the majority owner of SoulCycle and the Class B appointed members of the Board of Managers are comprised of executive officers of EHI. Income and losses are allocated 25% to the holders of Class A-1 units, 3% to the holders of Class A-2 units and 72% to the holder of Class B units. The Class C members do not receive any allocation of income or distributions. In the event of a sale of substantially all of the Company’s assets or a liquidation of the Company, the net proceeds would be allocated 24% to the holders of Class A-1 units, 3% to the holders of Class A-2 units, 72% to the holder of Class B units and 1% to holders of Class C units. Members are not liable for the debts, obligations or liabilities of the Company. See Note 11—“Subsequent Events.”

2. Summary of Significant Accounting Policies

Principles of Consolidation—The consolidated financial statements include the accounts of SoulCycle Holdings, LLC and its subsidiaries, all of which are wholly owned. All significant intercompany accounts and transactions have been eliminated.

Unaudited Interim Consolidated Financial Information—The accompanying consolidated balance sheet as of March 31, 2015, the consolidated statements of operations and cash flows for the three months ended March 31, 2015 and 2014 and the consolidated statement of members’ equity for the three months ended March 31, 2015 are unaudited. The unaudited interim consolidated financial statements have been prepared on the same basis as the annual consolidated financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly the Company’s financial position as of March 31, 2015 and its results of operations and cash flows for the three months ended March 31, 2015 and 2014. The financial data and the other information disclosed in these notes to the consolidated financial statements related to these three month periods are unaudited. The results of the three months ended March 31, 2015 are not necessarily indicative of the results to be expected for the year ending December 31, 2015 or for any other interim period or other future year.

Use of Estimates—The preparation of the consolidated financial statements, in accordance with generally accepted accounting principles in the United States of America requires management to make certain estimates and assumptions relating to the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Our most significant assumptions and estimates relate to inventory reserves, useful lives of fixed and intangible assets, impairment assessments and revenue recognition.

Concentrations of Credit Risk—Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. The Company considers all highly liquid investments with a maturity of three months or less, when purchased, to be cash equivalents. The Company maintains its cash and cash equivalents in bank deposit accounts, which, at times, may exceed federally insured limits.

Inventories—Inventories, which consist primarily of fitness-related merchandise available for retail sale, are stated at the lower of cost or market.

Property, Equipment and Leasehold Improvements, Net—Property and equipment is initially stated at cost. Expenditures for betterments and major renewals are capitalized. Expenditures for maintenance and repairs are expensed as incurred.

Depreciation and amortization are computed using the straight-line method over the following estimated useful lives of the related assets:

Leasehold improvements	Term of Lease
Furniture & fixtures	7 years
Computer and software equipment	5 years
Studio Equipment	5 years

The cost and related accumulated depreciation of assets retired or sold are removed from the respective accounts and any gain or loss is included in income.

Revenue Recognition and Unearned Revenue—The Company’s sales are primarily for classes, either purchased individually or as a class-series (a package of classes). Revenue is recognized as services are performed. The Company does not sell memberships. Classes are generally purchased on the Company’s website and those classes purchased in advance are recorded as deferred revenue. When a customer attends a class, the value of that class is reclassified from deferred revenue to revenue.

Other revenue primarily includes sales of clothing, accessories and beverages as well as shoe rentals. Sales of clothing, accessories and beverages are recognized at the “point of sale,” which occurs when merchandise is purchased by a customer, are reported net of returns and exclude sales tax. Shoe rental revenue is recognized at the point of rental.

Deferred Rent—Many of the Company’s operating leases contain predetermined fixed escalations in the minimum rental rate during the lease term. The initial lease term includes the build-out period of the lease, where no rent payments are typically due under the terms of the lease. For leases with rent escalation, the Company recognizes the related rental expenses on a straight-line basis and includes the difference between the amount charged to expense and the rent paid as noncurrent liability.

At March 31, 2015 and December 31, 2014 and 2013, deferred rent totaled $8.0 million, $6.7 million and $3.3 million.

Advertising Costs—Advertising costs, which include expenditures for public relations and special events, are expensed as incurred and are included in general and administrative expenses on the consolidated statement of operations. Advertising expense amounted to $0.3 million for the three months ended March 31, 2015 and $1.0 million, $1.1 million and $0.5 million for the years ended December 31, 2014, 2013 and 2012.

3. Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets as of March 31, 2015 and December 31, 2014 and 2013 consisted of the following:

	As of March 31,	As of December 31,
	2015	2014	2013
($000’s)	(unaudited)
Landlord contributions receivable	$1,911	$1,359	$140
Prepaid rent	1,182	837	499
Prepaid insurance	165	185	244
Other	313	241	632

Total	$3,571	$2,622	$1,515

4. Property, Equipment and Leasehold Improvements, Net

Property, equipment and leasehold improvements, net, consists of the following as of March 31, 2015 and December 31, 2014 and 2013:

	As of March 31,	As of December 31,
	2015	2014	2013
($000’s)	(unaudited)
Leasehold improvements	$74,235	$64,927	$36,411
Studio equipment	8,816	7,818	4,994
Furnitures and fixtures	2,483	2,214	1,533
Computers and office equipment	2,529	2,406	1,554
Capitalized software	4,205	3,525	1,465
Automobiles	263	259	170
Construction in progress	3,400	3,000	2,600

	95,931	84,149	48,727
Less accumulated depreciation and amortization	(14,387)	(11,984)	(5,234)

Total	$81,544	$72,165	$43,493

Total depreciation expense for the three months ended March 31, 2015 and 2014 was $2.4 million (unaudited) and $1.4 million (unaudited). Depreciation expense for the years ended December 31, 2014, 2013 and 2012 was $6.9 million, $3.3 million and $1.2 million.

The Company has purchases of property and equipment totaling $4.5 million (unaudited) and $2.2 million (unaudited) included in accounts payable and accrued expenses at March 31, 2015 and 2014. As of December 31, 2014, 2013 and 2012, there were purchases of property and equipment totaling $4.5 million, $3.1 million and $1.5 million included in accounts payable and accrued expenses.

5. Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses consists of the following at March 31, 2015, December 31, 2014 and December 31, 2013:

	As of March 31,	As of December 31,
	2015	2014	2013
($000’s)	(unaudited)
Property and equipment	$4,452	$4,465	$3,097
Payroll, related benefits and payroll taxes	2,112	2,336	2,832
Due to related party	893	394	127
Accounts payable	715	589	1,712
Other	2,522	1,601	637

Total	$10,694	$9,385	$8,405

6. Short-Term Debt

Short-term debt consists of an outstanding revolving line of credit and was $3.8 million at each of March 31, 2015 (unaudited) and December 31, 2014 and 2013. The revolver is funded by EHI, the Class B Member, and accrues interest at a rate of 6.60% per year (the “EHI Revolver”). Accrued interest is included in accounts payable and accrued expenses and totaled $0.5 million as of March 31, 2015 (unaudited), $0.4 million as of December 31, 2014 and $0.1 as of December 31, 2013. See Note 10—“Subsequent Events.”

7. Provision for Income Taxes

The Company is a limited liability company and is treated as a partnership for federal and state income tax purposes. Its earnings are included in the income tax returns of its members. The Company incurs income tax expense for city unincorporated business tax and state franchise and partnership taxes. For the three months ended March 31, 2015 and 2014 (unaudited), the provision for income taxes was $0.4 million and $0.2 million. For the years ended December 31, 2014, 2013 and 2012, the provision for income taxes was $0.9 million, $0.6 million and $0.2 million.

8. Related Party Transactions

In addition to the revolver loan with EHI and associated accrued interest discussed in Note 7, the Company had the following transactions with related parties:

•	As of March 31, 2015, the Company had one lease with an affiliate of The Related Companies, LP (“Related”). The partners of Related own a controlling, indirect interest in EHI. The lease expires in 2021. For each of the three months ended March 31, 2015 and 2014, the Company paid a total of $0.1 million (unaudited) in rent expense related to the lease. For each of the years ended December 31, 2014, 2013 and 2012, the Company paid a total of $0.3 million in rent expense related to the lease.

•	As of March 31, 2015, the Company had one sublease with EHI. The sublease expires in 2022. For each of the three months ended March 31, 2015 and 2014, the Company paid a total of $0.1 million (unaudited) in rent expense related to the lease. For each of the years ended December 31, 2014, 2013 and 2012, the Company paid a total of $0.3 million in rent expense related to the lease.

•	As of March 31, 2015, accounts payable and accrued expenses includes $0.4 million due to Equinox for expenses paid on the Company’s behalf. As of December 31, 2014 and 2013, accounts payable and accrued expenses includes less than $0.1 million due to Equinox for expenses paid on the Company’s behalf.

See Note 10—“Subsequent Events.”

9. Commitments and Contingencies

Leases Commitments

The Company leases space under non-cancelable operating leases that have initial noncancelable terms of more than one year and expire at various dates through 2035. The leases contain provisions for scheduled rent increases and, in some cases, contain provisions for contingent rentals based on a percentage of sales in excess of a stipulated amount. The accompanying consolidated balance sheet at March 31, 2015 includes deferred rent obligations of $8.0 million (unaudited) representing accumulated rent expense charged to operations from the inception of certain leases in excess of the required lease payments, through March 31, 2015.

Rent and occupancy expense charged to operations for the three months ended March 31, 2015 and 2014 amounted to $3.2 million (unaudited) and $1.8 million (unaudited). Included in these amounts is approximately $0.8 million (unaudited) and $0.3 million (unaudited) of rent expense in excess of required lease payments in those periods.

Minimum future rental obligations under these non-cancelable operating leases at December 31, 2014, are as follows:

($000’s)
Year Ending:	Amount
2015	$10,031
2016	12,159
2017	12,388
2018	12,714
2019	12,973
Thereafter	84,776

Total	$145,041

Contingencies

From time to time, the Company is involved in legal proceedings where the likelihood of occurrence is not probable or the amount cannot be reasonably estimated and therefore accruals have not been made. However, where a liability is reasonably possible and could be material, such matters have been disclosed. Moreover, the Company may enter into discussions regarding settlement of these matters, and may enter into settlement agreements, if it believes settlement is in the best interest of the Company. Settlements by the Company or adverse decisions with respect to the matters discussed below, individually or in the aggregate, may result in a liability material to the Company’s consolidated results of operations, financial condition or cash flows.

Wage and Hour Class Action:    The Company was the defendant of a lawsuit filed in Federal Court in New York alleging violations of the wage and hour laws of New York and California, which plaintiff was seeking to certify as a class action. The court subsequently dismissed the New York claims. Without admitting liability, the Company was successful in settling the remaining claims on a single plaintiff basis for an all-inclusive payment (including attorneys’ fees) of $0.1 million.

Subpoena Seeking Records from SoulCycle Regarding New York City Sales Tax:    SoulCycle (and certain other “boutique” fitness establishments) received subpoenas in May 2013 from the Office of the Attorney General of the State of New York. The subpoena requested documents from January 1, 2012 forward to determine whether the Company failed to collect and remit a 4.5% New York City sales tax on the sale of its classes. While it is not possible to estimate the likelihood of an unfavorable outcome or a range of loss in the event of an unfavorable outcome at this time, the Company believes this tax is not applicable to its classes and intends to vigorously contest any resulting assessment or claim of liability. Depending upon the ultimate outcome, this matter may have a material adverse effect on the Company’s consolidated results of operations, financial condition or cash flows.

10. Subsequent Events (unaudited)

On May 13, 2015, the EHI Revolver was repaid in full and EHI’s obligation to lend was terminated on May 15, 2015.

On May 15, 2015, we redeemed common units representing 25% of our then outstanding interests upon the payment of $179,750,000 in redemption payments and we thereafter converted into a corporation to form SoulCycle Inc. As a result, EHI correspondingly increased its ownership of SoulCycle Inc., as the successor upon the conversion, to 97% of the outstanding shares of our common stock, which it held through a wholly owned subsidiary, SoulCycle Intermediate Holdings LLC, or SIH, newly formed in connection with the transaction. SCH entered into a credit agreement with various lenders providing for a term loan of $165,000,000 and a revolving credit facility of $25,000,000. SCH used $169,000,000 of borrowings under the credit agreement to partially fund the redemption payments. The balance of the redemption payments was funded with a $10,750,000 equity contribution from EHI.

            shares

SoulCycle Inc.

Common Stock

Prospectus

Through and including                     , 2015 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

                    , 2015

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.*

The following table sets forth the various fees and expenses, other than the underwriting discounts and commissions, to be paid by us in connection with the sale of the common stock being registered hereby. All amounts are estimates except the SEC registration fee, the Financial Industry Regulatory Authority, or FINRA, filing fee and                  listing fee.

SEC registration fee	$	*
FINRA filing fee		*
listing fee		*
Printing and engraving costs		*
Legal fees and expenses		*
Accounting fees and expenses		*
Transfer agent and registrar fees and expenses		*
Miscellaneous		*

Total	$	*

*	To be completed by amendment.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Section 145 of the General Corporation Law of the State of Delaware, or DGCL, authorizes a corporation’s board of directors to grant, and authorizes a court to award, indemnity to officers, directors and other corporate agents.

As permitted by the DGCL, our amended and restated certificate of incorporation which will be in effect prior to the completion of this offering contains provisions that limit the personal liability of our directors for monetary damages for breach of their fiduciary duty as directors, except liability for (i) any breach of the director’s duty of loyalty to us or our stockholders; (ii) acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law; (iii) unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the DGCL; or (iv) any transaction for which the director derived an improper personal benefit.

To the extent the DGCL is interpreted, or amended, to allow similar protections for officers of a corporation, such provisions of our certificate of incorporation shall also extend to those persons. In addition, as permitted by the DGCL, our amended and restated certificate of incorporation and our amended and restated bylaws to be effective prior to completion of this offering provide, among other things, that:

•	we shall indemnify our directors and officers to the fullest extent permitted by the DGCL, subject to very limited exceptions;

•	we may, in our discretion, indemnify our other employees and agents in those circumstances where indemnification is permitted by applicable law;

•	we are required to advance expenses, as incurred, to our directors and officers in connection with defending a legal proceeding to the fullest extent permitted by the DGCL, subject to very limited exceptions;

•	we may advance expenses, as incurred, to our employees and agents in connection with a legal proceeding;

•	the rights conferred in the certificate of incorporation and bylaws are not exclusive; and

•	we may not retroactively amend the certificate of incorporation and bylaws provisions to reduce our indemnification obligations to directors, officers, employees and agents.

In addition, Section 102 of the DGCL permits a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. Our amended and restated certificate of incorporation which will be in effect prior to the completion of this offering will provide that no director of the Registrant shall be personally liable to it or its stockholders for monetary damages for any breach of fiduciary duty as a director, notwithstanding any provision of law imposing such liability, except to the extent that the DGCL prohibits the elimination or limitation of liability of directors for breaches of fiduciary duty.

We expect to enter into indemnification agreements with each of our current directors and officers to give these directors and officers additional contractual assurances regarding the scope of the indemnification set forth in our amended and restated certificate of incorporation and our amended and restated bylaws and to provide additional procedural protections. At present, there is no pending litigation or proceeding involving our directors, officers, or employees regarding which indemnification is sought, nor are we aware of any threatened litigation that may result in claims for indemnification.

The indemnification provisions in our amended and restated certificate of incorporation and amended and restated bylaws and the indemnification agreements we intend to enter into with each of our directors and officers may be sufficiently broad to permit indemnification of our directors and officers for liabilities (including reimbursement of expenses incurred) arising under the Securities Act.

The underwriting agreement to be filed as an exhibit to this registration statement will provide for indemnification of us and our officers and directors by the underwriters for certain liabilities arising under the Securities Act and otherwise to the extent, but only to the extent, that such liability arose from an untrue statement or alleged untrue statement or omission or alleged omission made in reliance upon and in conformity with written information furnished to us by such underwriter specifically for use in the prospectus.

We currently maintain liability insurance for our officers and directors. We are seeking to obtain a new directors’ and officers’ liability insurance policy and expect the insurance to include coverage for securities laws matters.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

On May 15, 2015, the Company issued 970,000 shares of class B common stock to SoulCycle Intermediate Holdings LLC, 20,000 shares of class A common stock to Elizabeth P. Cutler and Julie J. Rice and trusts for the benefit of their respective families and 10,000 shares of class B common stock to SoulCycle Management, LLC.

On May 15, 2015, the Company issued a stock option exercisable for 11,111 shares of class A common stock and a stock option exercisable for 5,556 shares of class A common stock to Elizabeth P. Cutler and Julie J. Rice each at an exercise price of $710 per share and              per share, respectively. The issuances of common stock and stock options were made pursuant to the exemption from the registration requirements of the Securities Act provided by Section 4(a)(2) of the Securities

Act. These shares of common stock and stock options were issued in connection with the conversion of SoulCycle Holdings, LLC into a corporation named SoulCycle Inc.

On              2015, the Company entered into restricted stock award agreements with two employees who each received 5,000 shares of class A common stock in connection with the dissolution of SoulCycle Management, LLC. The issuance of the stock awards was made pursuant to the exemption from the registration requirements of the Securities Act provided by Section 3(a)(9) and/or 4(a)(2) of the Securities Act.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a) Exhibits.

Exhibit Number	Title

1.1*	Form of Underwriting Agreement.

3.1*	Amended and Restated Certificate of Incorporation of SoulCycle Inc. to be in effect prior to the closing of the offering.

3.2*	Amended and Restated By-Laws of SoulCycle Inc. to be in effect prior to the closing of the offering.

4.1*	Form of Certificate of Common Stock, par value $0.01 per share, of SoulCycle Inc.

5.1*	Opinion of Paul Hastings LLP.

10.1	Lease, dated as of September 11, 2012, by and between LF Greenwich LLC and SoulCycle 609 Greenwich Street, LLC.

10.2	First Amendment of Lease, dated as of December 15, 2014, by and between LF Greenwich LLC and SoulCycle 609 Greenwich Street, LLC.

10.3	Assignment and Assumption Agreement, dated as of December 15, 2014, by and between SoulCycle 609 Greenwich Street, LLC and SoulCycle Holdings, LLC.

10.4	Redemption Agreement, dated as of April 6, 2015, by and among SoulCycle Holdings, LLC, Elizabeth P. Cutler, Irrevocable Trust FBO Lucia Hodges Cutler u/t/d March 20, 2011, Irrevocable Trust FBO Nina Plamondon Cutler u/t/d March 20, 2011, Julie J. Rice, Trust F/B/O Parker R. Rice under Julie J. Rice 2011 GRAT, Trust F/B/O Phoebe Rice under Julie J. Rice 2011 GRAT and Equinox Holdings, Inc.

10.5	Registration Rights Agreement, dated as of April 6, 2015, by and among SoulCycle Holdings, LLC, Elizabeth Cutler, Irrevocable Trust FBO Lucia Hodges Cutler u/t/d March 20, 2011, Irrevocable Trust FBO Nina Plamondon Cutler u/t/d March 20, 2011, Julie Rice, Trust F/B/O/ Parker J. Rice under Julie J. Rice 2011 GRAT, Trust F/B/O/ Phoebe Rice under Julie J. Rice 2011 GRAT and SoulCycle Management, LLC.

10.6	Credit Agreement, dated as of May 15, 2015, by and among SoulCycle Holdings, LLC, SoulCycle Intermediate Holdings LLC, Bank of America, N.A., as administrative agent and as collateral agent, and each lender from time to time party thereto.

10.7	Guaranty Agreement, dated as of May 15, 2015, by and among SoulCycle Holdings, LLC, SoulCycle Intermediate Holdings LLC, Bank of America, N.A., as administrative agent, and the guarantors from time to time party thereto.

10.8	Security Agreement, dated as of May 15, 2015, by and among SoulCycle Holdings, LLC, SoulCycle Intermediate Holdings LLC, Bank of America, N.A., as collateral agent, and the guarantors from time to time party thereto.

10.9+	Amended and Restated Employment Agreement, dated as of April 6, 2015, by and between SoulCycle Holdings, LLC, on behalf of itself and its successor by conversion, SoulCycle Inc., and Julie J. Rice.

Exhibit Number	Title

10.10+	Amended and Restated Employment Agreement, dated as of April 6, 2015, by and between SoulCycle Holdings, LLC, on behalf of itself and its successor by conversion, SoulCycle Inc., and Elizabeth P. Cutler.

10.11+	1% Option Agreement, dated as of April 6, 2015, by and between SoulCycle Holdings, LLC and Julie Rice.

10.12+	.5% Option Agreement, dated as of April 6, 2015, by and between SoulCycle Holdings, LLC and Julie Rice.

10.13+	1% Option Agreement, dated as of April 6, 2015, by and between SoulCycle Holdings, LLC and Elizabeth Cutler.

10.14+	.5% Option Agreement, dated as of April 6, 2015, by and between SoulCycle Holdings, LLC and Elizabeth Cutler.

10.15*	Form of Transition Services Agreement by and SoulCycle Inc. and Equinox Holdings, Inc. to be in effect prior to the closing of the offering.

10.16*	Form of Indemnity and Tax Sharing Agreement, by and among SoulCycle Inc. and Related Equinox Holdings II, L.L.C. to be in effect prior to the closing of the offering.

10.17*	Form of Registration Rights Agreement by and among SoulCycle Inc. and SoulCycle Intermediate Holdings LLC to be in effect prior to the closing of the offering.

10.18+*	2015 Omnibus Incentive Plan.

10.19*	Form of Indemnification Agreement by and between SoulCycle Inc. and its directors and executive officers, to be in effect prior to the closing of the offering.

10.20+*	Employment Agreement, by and between SoulCycle Inc. and Melanie Whelan.

21.1*	Subsidiaries of SoulCycle Inc.

23.1*	Consent of KPMG LLP.

23.2*	Consent of Paul Hastings LLP (included as part of its opinion filed as Exhibit 5.1 hereto).

24.1*	Power of Attorney (included on signature page).

+	Represents a management contract or compensatory plan or arrangement.
*	To be filed by amendment.

(b) Financial Statement Schedules.

Schedules not listed herein have been omitted because they are not applicable or the information is included in the Registrant’s consolidated financial statements or related notes thereto.

ITEM 17. UNDERTAKINGS.

The undersigned registrant hereby undertakes to provide to the underwriter, at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of New York, New York on this     day of                     , 2015.

SoulCycle Inc.

By:

Name:
Title:

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS that each individual whose signature appears below constitutes and appoints              and             , and each of them, his or her true and lawful attorneys-in-fact and agents with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to sign any registration statement for the same offering covered by the Registration Statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act of 1933, and all post-effective amendments thereto, and to file the same, with all exhibits thereto and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or his, her or their substitute or substitutes, may lawfully do or cause to be done or by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

Harvey J. Spevak	Executive Chairman of the Board and Director	, 2015

Elizabeth P. Cutler	Co-Chief Creative Officer and Director	, 2015

Julie J. Rice	Co-Chief Creative Officer and Director	, 2015

Melanie Whelan	Chief Executive Officer (principal executive officer)	, 2015

Larry M. Segall	Executive Vice President, Chief Financial Officer and Director (principal financial and accounting officer)	, 2015

Sarah Robb O’Hagan	Director	, 2015

Signature	Title	Date

Scott M. Rosen	Director	, 2015

Jeffrey Weinhaus	Director	, 2015

Paul Tizik	Director	, 2015

Greg Hill	Director	, 2015

Kevin S. Morris	Director	, 2015

Carlos Becil	Director	, 2015

Renée Durocher	Director	, 2015

EXHIBIT INDEX

Exhibit Number	Title

1.1*	Form of Underwriting Agreement.

3.1*	Amended and Restated Certificate of Incorporation of SoulCycle Inc. to be in effect prior to the closing of the offering.

3.2*	Amended and Restated By-Laws of SoulCycle Inc. to be in effect prior to the closing of the offering.

4.1*	Form of Certificate of Common Stock, par value $0.01 per share, of SoulCycle Inc.

5.1*	Opinion of Paul Hastings LLP.

10.1	Lease, dated as of September 11, 2012, by and between LF Greenwich LLC and SoulCycle 609 Greenwich Street, LLC.

10.2	First Amendment of Lease, dated as of December 15, 2014, by and between LF Greenwich LLC and SoulCycle 609 Greenwich Street, LLC.

10.3	Assignment and Assumption Agreement, dated as of December 15, 2014, by and between SoulCycle 609 Greenwich Street, LLC and SoulCycle Holdings, LLC.

10.4	Redemption Agreement, dated as of April 6, 2015, by and among SoulCycle Holdings, LLC, Elizabeth P. Cutler, Irrevocable Trust FBO Lucia Hodges Cutler u/t/d March 20, 2011, Irrevocable Trust FBO Nina Plamondon Cutler u/t/d March 20, 2011, Julie J. Rice, Trust F/B/O Parker R. Rice under Julie J. Rice 2011 GRAT, Trust F/B/O Phoebe Rice under Julie J. Rice 2011 GRAT and Equinox Holdings, Inc.

10.5	Registration Rights Agreement, dated as of April 6, 2015, by and among SoulCycle Holdings, LLC, Elizabeth Cutler, Irrevocable Trust FBO Lucia Hodges Cutler u/t/d March 20, 2011, Irrevocable Trust FBO Nina Plamondon Cutler u/t/d March 20, 2011, Julie Rice, Trust F/B/O/ Parker J. Rice under Julie J. Rice 2011 GRAT, Trust F/B/O/ Phoebe Rice under Julie J. Rice 2011 GRAT and SoulCycle Management, LLC.

10.6	Credit Agreement, dated as of May 15, 2015, by and among SoulCycle Holdings, LLC, SoulCycle Intermediate Holdings LLC, Bank of America, N.A., as administrative agent and as collateral agent, and each lender from time to time party thereto.

10.7	Guaranty Agreement, dated as of May 15, 2015, by and among SoulCycle Holdings, LLC, SoulCycle Intermediate Holdings LLC, Bank of America, N.A., as administrative agent, and the guarantors from time to time party thereto.

10.8	Security Agreement, dated as of May 15, 2015, by and among SoulCycle Holdings, LLC, SoulCycle Intermediate Holdings LLC, Bank of America, N.A., as collateral agent, and the guarantors from time to time party thereto.

10.9+	Amended and Restated Employment Agreement, dated as of April 6, 2015, by and between SoulCycle Holdings, LLC, on behalf of itself and its successor by conversion, SoulCycle Inc., and Julie J. Rice.

10.10+	Amended and Restated Employment Agreement, dated as of April 6, 2015, by and between SoulCycle Holdings, LLC, on behalf of itself and its successor by conversion, SoulCycle Inc., and Elizabeth P. Cutler.

10.11+	1% Option Agreement, dated as of April 6, 2015, by and between SoulCycle Holdings, LLC and Julie Rice.

10.12+	.5% Option Agreement, dated as of April 6, 2015, by and between SoulCycle Holdings, LLC and Julie Rice.

10.13+	1% Option Agreement, dated as of April 6, 2015, by and between SoulCycle Holdings, LLC and Elizabeth Cutler.

Exhibit Number	Title

10.14+	.5% Option Agreement, dated as of April 6, 2015, by and between SoulCycle Holdings, LLC and Elizabeth Cutler.

10.15*	Form of Transition Services Agreement by and SoulCycle Inc. and Equinox Holdings, Inc. to be in effect prior to the closing of the offering.

10.16*	Form of Indemnity and Tax Sharing Agreement, by and among SoulCycle Inc. and Related Equinox Holdings II, L.L.C. to be in effect prior to the closing of the offering.

10.17*	Form of Registration Rights Agreement by and among SoulCycle Inc. and SoulCycle Intermediate Holdings LLC to be in effect prior to the closing of the offering.

10.18+*	2015 Omnibus Incentive Plan.

10.19*	Form of Indemnification Agreement by and between SoulCycle Inc. and its directors and executive officers, to be in effect prior to the closing of the offering.

10.20+*	Employment Agreement, by and between SoulCycle Inc. and Melanie Whelan.

21.1*	Subsidiaries of SoulCycle Inc.

23.1*	Consent of KPMG LLP.

23.2*	Consent of Paul Hastings LLP (included as part of its opinion filed as Exhibit 5.1 hereto).

24.1*	Power of Attorney (included on signature page).

+	Represents a management contract or compensatory plan or arrangement.
*	To be filed by amendment.